
12025775



Crown Holdings, Inc.

ANNUAL REPORT 2011




CROWN
Brand-Building Packaging™

Annual Meeting

We cordially invite you to attend the Annual Meeting of Shareholders of Common Stock to be held at 9:30 a.m. on Thursday, April 26, 2012, at the Company's Corporate Headquarters, One Crown Way, Philadelphia, Pennsylvania. A formal notice of this meeting, together with the Proxy Statement and Proxy Card, was mailed to each shareholder of common stock of record as of the close of business on March 6, 2012, and only holders of record on said date will be entitled to vote. The Board of Directors of the Company requests the shareholders of common stock to sign proxies and return them in advance of the meeting or register your vote by telephone or through the internet.

Table of Contents

Financial Highlights

(in millions, except share, per share, employee, and statistical data)

	2011	2010	% Change
Net sales	$ 8,644	$ 7,941	8.9
Gross profit	1,348	1,250	7.8
Interest expense	232	203	14.3
Net income attributable to Crown Holdings.	282	324	(13.0)
Per average common share:			
Earnings attributable to Crown Holdings - diluted	$ 1.83	$ 2.00	(8.5)
Market price (closing). . (1)	33.58	33.38	0.6
Total assets	$ 6,868	$ 6,899	
Total debt	3,532	3,048	15.9
Crown Holdings shareholders' deficit	(473)	(96)	
Depreciation and amortization	$ 176	$ 172	2.3
Free cash flow	333	508	(34.4)
Number of employees	20,655	20,537	0.6
Shares outstanding at December 31. . (2)	148,449,293	155,256,791	(4.4)
Average shares outstanding - diluted. .(2)	154,273,649	162,389,003	(5.0)

(1) Source: New York Stock Exchange - Composite Transactions
(2) During 2011, the Company repurchased approximately 8 million shares of its stock.

Reconciliation of a Non-GAAP Financial Measure:

Free cash flow is not defined under U.S. generally accepted accounting principles (GAAP). Free cash flow should not be considered in isolation or as a substitute for cash flow data prepared in accordance with GAAP and may not be comparable to calculations of a similarly titled measure by other companies.

The Company utilizes free cash flow for planning and evaluating investment opportunities and as a measure of its ability to incur and service debt. Free cash flow is derived from the Company's cash flow statements and a reconciliation to free cash flow is provided below.

Reconciliation to Free Cash Flow

	2011	2010
Net cash provided by operating activities	$ 379	$ 590
Pension plan prefunding	328	
Change in accounts receivable securitization		226
Premiums paid to retire debt early	27	12
Adjusted net cash provided by operating activities	734	828
Less: capital expenditures	(401)	(320)
Free cash flow	$ 333	$ 508


CROWN
Brand-Building Packaging™

Dear Fellow Shareholders:

We are pleased to report another solid year for Crown as we continue to execute our strategy of significantly expanding our businesses in targeted international growth markets, while improving operations and results in more mature markets through disciplined pricing, cost controls and careful capital allocation.

Our investments in these international growth markets have been in response to unit volume demand that is being driven by increased per capita incomes and consumption, combined with a shift in packaging mix to two-piece aluminum beverage cans. With our beverage can capacity additions and the resulting 5% increase in 2011 sales unit volumes, beverage cans now account for 52% of our total net sales.

In Brazil, our beverage can sales unit volumes increased over 30% in 2011 with the installation of three new beverage can lines, including two at our new plant in Ponta Grossa, with total annualized capacity of more than 2.5 billion cans. Our new plant in Belém is scheduled to begin production in the fourth quarter of 2012 with an annual capacity of 700 million cans.

In China, our beverage can sales unit volumes increased more than 15% in 2011. We currently have five manufacturing facilities including our newest plant in Hangzhou that we commercialized in the second quarter of 2011. We are expanding that footprint and have announced plans for six new plants. Three of them, Putian (Fujian Province), Ziyang (Sichuan Province) and Heshan (Guangdong Province), are expected to begin production in 2012. By mid-2013, plants in Changchun (Jilin Province), XinXiang (Henan Province) and Nanning (Guangxi Province) are expected to be commercialized, giving Crown eleven plants across China.

In Southeast Asia, we began production on a second beverage can line in our existing facility in Phnom Penh, Cambodia in the third quarter of 2011. We are also adding additional beverage can capacity in 2012 at our existing facility in Ho Chi Minh City, Vietnam and beginning construction of a new facility in Danang, in central Vietnam, that is expected to be operational in the second quarter of 2013.

In Europe, we began production on a second beverage can line at our facility in Kosice, Slovakia during the second quarter of 2011 and plan to begin production at a new beverage can facility in Osmaniye, Turkey in the third quarter of 2012.

The execution of this exciting expansion program has been on time and on budget and when the current line-up of projects is completed in the third quarter of 2013, we will have built 9 can plants and added 11 production lines with more than 8 billion units of incremental capacity compared to the 51 billion beverage cans we sold in 2011.

It is important to point out that we make every effort to invest capital wisely and prudently and we make our expansion decisions only after rigorous analysis. We also continually monitor every market in which we have expansion plans as well as those in which we currently operate. As in the past, we would move swiftly to adjust capital deployment based on economic developments and market-by-market conditions.

Even with these aggressive expansion plans, we still see growth market opportunities that range from expanding production capacity at existing plants through line additions and building new plants that would enhance our geographic coverage to opportunistic acquisitions in the geographic areas and product lines in which we operate.


CROWN
Brand-Building Packaging™

While the opportunity for organic volume growth in our mature market beverage can, food can, metal vacuum closure and aerosol can businesses is not comparable to what we are achieving in the projects described above, our mature market operations continue to provide excellent returns on invested capital and to generate significant cash flow that allows us to fund capital projects and return cash to shareholders. In the last two years, largely with cash generated in the mature markets, we have invested over $500 million in capacity expansion projects, paid $567 million to purchase over 10% of Crown's outstanding shares, and paid $371 million to purchase ownership interests from noncontrolling shareholders in certain of our subsidiaries operating in various growth markets.

Global food and aerosol can sales unit volumes were below prior year levels due to lower consumer spending, unfavorable weather that adversely affected crop yields and inventory management practices by our customers. Despite this, our food and aerosol can businesses showed income improvement over prior year results due to a continued focus on cost controls and operating efficiencies.

In sum, although we remain cautious due to uncertainty about global economic conditions, the Company's prospects remain excellent. In addition to our strong and stable businesses in mature markets, we expect to benefit from volume growth as well as productivity and operating efficiency improvements from recently completed and announced capacity expansions in 2012 and for years ahead.

In October, large areas of Thailand suffered historically severe flooding. We are thankful that our employees there are safe, although they and their families have been negatively affected by this natural disaster. One of our four plants in Thailand, a two-line beverage can facility north of Bangkok, was completely submerged during the flooding. Fortunately, the financial impact has been minimal and we intend to rebuild one line in Thailand and replace the second line with the recently announced capacity expansion at our existing facility in Malaysia. In the meantime, we are supplying our customers in the region from other facilities with the high quality products and service they have come to expect from Crown.

At Crown, we are dedicated to innovation, technology, creativity and design and committed to running world-class manufacturing facilities. I am proud to say that several of our new Brand-Building Packaging™ ideas were again recognized with top industry group awards. Recently, we received the 2010 Bronze President's WorldStar Packaging Award for our first-to-market Crown 360™ full aperture end for pressurized beverages. Our Specialty Packaging group was recognized with the WorldStar award in the Food Category for an elaborately decorated metal tin developed for a spice brand. Our leading decorative capabilities were also recognized by the International Metal Decorators Association when it selected Crown for its 2011 Grand Award for four multi-colored designs on the WD-40 "Support Our Troops" limited edition aerosol can.

We are all particularly proud that Crown was commissioned by the Royal Family to create a special decorative tin to hold a slice of wedding cake for guests at the Royal Wedding of Prince William and Princess Catherine, The Duke and Duchess of Cambridge last spring.

Consumers are also looking for more convenient, easy-to-use containers for their brands. To meet that demand, our technology team designed the new Orbit™ closure, an easy-to-open metal vacuum closure for glass jars, which made its European debut in 2011 to very positive reviews. Large segments of the population have found jars difficult to open - until now. Our technology leadership is also reflected in our U.K.-based can making equipment business which experienced exceptional growth in 2011.


CROWN
Brand-Building Packaging™

In terms of sustainability, we are fortunate to be in a business whose primary raw materials are steel and aluminum. These metals are 100% recyclable and are being recycled at an increasing rate. Equally important, recycling steel saves 74% on the energy required for the primary product and recycling aluminum saves 95%. Additionally, cans preserve food and beverages which keeps consumers safe, and they do not require energy for refrigeration or freezing to keep food or drink from spoiling.

As an industry leader, Crown continues to improve product sustainability. A prime example is our patented SuperEnd™ beverage can end that uses 10% less aluminum, thereby reducing the amount of metal necessary to make a beverage can. Every year we spend a significant amount of capital to make our plants not only more efficient but also safer for our employees.

We have 134 plants and growing across 41 countries, all of which we staff with the very best people recruited from the local communities in which we operate. This, along with our World-Class Performance program, our Environmental Health and Safety program, and employee training and development, contribute to the safety of our employees as well as their and the Company's success.

I am very proud of our over 20,000 employees around the world. They once again demonstrated the energy and commitment needed to have a world class company and we are grateful for their hard work and the strong results in 2011.

Our position in every market in which we participate has continued to strengthen. This in turn enables us to better serve our customers with a broader product range and better geographic coverage. We remain committed to supporting our customers' plans globally, particularly in growth markets. Our momentum is strong and 2012 is shaping up to be another great year for Crown.

Best regards,

John W. Conway
Chairman of the Board, President
and Chief Executive Officer

March 1, 2012

Board of Directors

Jenne K. Britell, Ph.D. (b)
Chairman of United Rentals and Senior Managing Director of Brock Capital Group

John W. Conway (a)
Chairman of the Board, President and Chief Executive Officer of the Company

Arnold W. Donald (c)
President and Chief Executive Officer of The Executive Leadership Council

William G. Little (a, c, d)
Former Chairman and Chief Executive Officer of West Pharmaceutical Services

Hans J. Löliger (c, d)
Vice Chairman of Winter Group

James H. Miller
Chairman of PPL Corporation

Josef M. Müller (b)
President of Swiss Association of Branded Consumer Goods 'PROMARCA'

Thomas A. Ralph (a, b, d)
Retired Partner, Dechert

Hugues du Rouret (b)
Chairman of Automobile Club de France Management Company; Chairman of the European School of Management; and Member of the Chamber of Commerce and Industry of Paris

Jim L. Turner (c)
Principal of JLT Beverages

William S. Urkiel (b)
Former Senior Vice President and Chief Financial Officer of IKON Office Solutions

Committees

a – Executive   b – Audit   c – Compensation   d – Nominating and Corporate Governance

Corporate Officers

John W. Conway
Chairman of the Board, President and Chief Executive Officer

Daniel A. Abramowicz
Executive Vice President – Corporate Technology and Regulatory Affairs

Timothy J. Donahue
Executive Vice President and Chief Financial Officer

William T. Gallagher
Senior Vice President, Secretary and General Counsel

Thomas A. Kelly
Senior Vice President – Finance

Karen E. Berigan
Vice President – Corporate Risk Management

Michael B. Burns
Vice President and Treasurer

Kevin C. Clothier
Vice President and Corporate Controller

Michael F. Dunleavy
Vice President – Corporate Affairs and Public Relations

Torsten J. Kreider
Vice President – Planning and Development

Rosemary M. Haselroth
Assistant Corporate Secretary

Michael J. Rowley
Assistant Corporate Secretary and Assistant General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-50189

Crown Holdings, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	75-3099507
(State or other jurisdiction of incorporation or organization)	(Employer Identification No.)
One Crown Way, Philadelphia, PA	19154
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 215-698-5100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock $5.00 Par Value	New York Stock Exchange
Common Stock Purchase Rights	New York Stock Exchange
7 3/8% Debentures Due 2026	New York Stock Exchange
7 ½% Debentures Due 2096	New York Stock Exchange


SEC MAIL PROCESSING
RECEIVED
MAR 20 2012
WASH, D.C.
310
SECTION

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

NONE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2011, 151,086,014 shares of the Registrant's Common Stock, excluding shares held in Treasury, were issued and outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant on such date was $5,865,159,063 based on the New York Stock Exchange closing price for such shares on that date.

As of February 21, 2012, 148,779,585 shares of the Registrant's Common Stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Shareholders to be held April 26, 2012	Part III to the extent described therein

Crown Holdings, Inc.

2011 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Crown Holdings, Inc.

PART I

ITEM 1. BUSINESS

Crown Holdings, Inc. (the "Company" or the "Registrant") (where the context requires, the "Company" shall include reference to the Company and its consolidated subsidiary companies) is a Pennsylvania corporation.

The Company is a worldwide leader in the design, manufacture and sale of packaging products for consumer goods. The Company's primary products include steel and aluminum cans for food, beverage, household and other consumer products and metal vacuum closures and caps. These products are manufactured in the Company's plants both within and outside the U.S. and are sold through the Company's sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. At December 31, 2011, the Company operated 134 plants along with sales and service facilities throughout 41 countries and had approximately 20,700 employees. Consolidated net sales for the Company in 2011 were $8.6 billion with 73% of 2011 net sales derived from operations outside the U.S.

DIVISIONS AND OPERATING SEGMENTS

The Company's business is organized geographically within three divisions, Americas, European and Asia-Pacific. Within the Americas and European Divisions the Company is generally organized along product lines. The Company's reportable segments within the Americas Division are Americas Beverage and North America Food. The Company's reportable segments within the European Division are European Beverage, European Food and European Specialty Packaging. Americas Beverage includes beverage can operations in the U.S., Brazil, Canada, Colombia and Mexico. North America Food includes food can and metal vacuum closure operations in the U.S. and Canada. European Beverage includes beverage can operations in Europe, the Middle East and North Africa. European Food includes food can and metal vacuum closure operations in Europe and Africa. European Specialty Packaging includes specialty packaging operations in Europe. No operating segments within the Asia-Pacific Division are reportable segments.

Financial information concerning the Company's operating segments, and within selected geographic areas, is set forth within "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report and under Note X to the consolidated financial statements.

AMERICAS DIVISION

The Americas Division includes operations in the U.S., Brazil, Canada, the Caribbean, Colombia and Mexico. These operations manufacture beverage, food and aerosol cans and ends, specialty packaging and metal vacuum closures and caps. At December 31, 2011, the division operated 46 plants in 8 countries and had approximately 5,600 employees. In 2011, the Americas Division had net sales of approximately $3.4 billion. Approximately 67% of the division's 2011 net sales were derived from within the United States. Within the Americas Division the Company has determined that there are two reportable segments: Americas Beverage and North America Food. North America Aerosol and food can operations in the Caribbean are not included as reportable segments.

Americas Beverage

The Americas Beverage segment manufactures aluminum beverage cans and ends and steel crowns, commonly referred to as "bottle caps." Americas Beverage had net sales in 2011 of $2.3 billion (26.3% of consolidated net sales) and segment income (as defined under Note X to the consolidated financial statements) of $302 million.

North America Food

The North America Food segment manufactures steel and aluminum food cans and ends and metal vacuum closures. North America Food had net sales in 2011 of $889 million (10.3% of consolidated net sales) and segment income (as defined under Note X to the consolidated financial statements) of $146 million.

EUROPEAN DIVISION

The European Division includes operations in Eastern and Western Europe, the Middle East and North Africa. These operations manufacture beverage, food and aerosol cans and ends, specialty packaging, metal vacuum closures and caps, and canmaking equipment. At December 31, 2011, the division operated 73 plants in 27 countries and had approximately 11,800 employees. Net sales in 2011 were approximately $4.4 billion. Net sales in the United Kingdom of $826 million and in France of $675 million represented 18.9% and 15.4% of division net sales in 2011.

Within the European Division the Company has determined that there are three reportable segments: European Beverage, European Food and European Specialty Packaging. European Aerosol and the Company's canmaking equipment operations are not included as a reportable segment.

European Beverage

The European Beverage segment manufactures steel and aluminum beverage cans and ends. European Beverage had net sales in 2011 of $1.7 billion (19.3% of consolidated net sales) and segment income (as defined under Note X to the consolidated financial statements) of $210 million.

European Food

The European Food segment manufactures steel and aluminum food cans and ends, and metal vacuum closures. European Food had net sales in 2011 of $2.0 billion (23.1% of consolidated net sales) and segment income (as defined under Note X to the consolidated financial statements) of $239 million.

European Specialty Packaging

The European Specialty Packaging segment manufactures a wide variety of specialty containers, with numerous lid and closure variations. In the consumer market, the Company manufactures a wide variety of steel containers for cookies and cakes, tea and coffee, confectionery, giftware, personal care, tobacco, wine and spirits, as well as non-processed food products. In the industrial market, the Company manufactures steel containers for paints, inks, chemical, automotive and household products.

European Specialty Packaging had net sales in 2011 of $434 million (5.0% of consolidated net sales) and segment income (as defined under Note X to the consolidated financial statements) of $30 million.

ASIA-PACIFIC DIVISION

The Asia-Pacific Division includes an aerosol can business in Thailand, beverage can businesses in Cambodia, China, Malaysia, Singapore, Thailand and Vietnam and a food can and closures business in Thailand. At December 31, 2011, the division operated 15 plants in 6 countries and had approximately 2,900 employees. Net sales in 2011 were $862 million (10% of consolidated net sales) and beverage can and end sales were 82.5% of division sales. No operating segments within the Asia-Pacific division are included as reportable segments.

PRODUCTS

Beverage Cans

The Company supplies beverage cans and ends and other packaging products to a variety of beverage and beer companies, including Anheuser-Busch InBev, Carlsberg, Coca-Cola, Cott Beverages, Dr Pepper Snapple Group, Heineken, National Beverage and Pepsi-Cola, among others. The Company's beverage can business is built around local, regional and global markets, which has served to develop the Company's understanding of global consumer expectations.

The beverage market is dynamic and highly competitive, with each packaging manufacturer working together with its customers to satisfy consumers' ever-changing needs. The Company competes by offering its customers broad market knowledge, resources at all levels of its worldwide organization and extensive research and development capabilities that have enabled the Company to provide its customers with innovative products. The Company meets its customers' beverage packaging needs with an array of two-piece beverage cans and ends and metal bottle caps. Innovations include the SuperEnd® beverage can end and shaped beverage cans. The Company expects to continue to add capacity in many of the growth markets around the world.

Beverage can manufacturing is capital intensive, requiring significant investment in tools and machinery. The Company seeks to effectively manage its invested capital and is continuing its efforts to reduce can and end diameter, lighten its cans, reduce non-metal costs and restructure production processes.

Food Cans and Closures

The Company manufactures a variety of food cans and ends, including two-and three-piece cans in numerous shapes and sizes, and sells food cans to food marketers such as Bonduelle, Cecab, ConAgra, Continentale, Mars, Simmons Foods, Nestlé, Premier Foods and Stockmeyer, among others. The Company offers a wide variety of metal vacuum closures and sealing equipment solutions to leading marketers such as Abbot Laboratories, Danone, H. J. Heinz, Kraft, Nestlé, Premier Foods and Unilever, among others, from a network of metal vacuum closure plants around the world. The Company supplies total packaging solutions, including metal and composite closures, capping systems and services while working closely with customers, retailers and glass and plastic container manufacturers to develop innovative closure solutions and meet customer requirements.

Technologies used to produce food cans include three-piece welded, two-piece drawn and wall-ironed and two-piece drawn and redrawn. The Company also offers its LIFTOFF™ series of food ends, including its Easylift™ full aperture steel food can ends, and PeelSeam™, a flexible aluminum foil laminated end. The Company offers expertise in closure design and decoration, ranging from quality printing of the closure in up to nine colors, to inside-the-cap printing, which offers customers new promotional possibilities, to better product protection through Ideal Closures™, Orbit™ and Superplus™. The Company's commitment to innovation has led to developments in packaging materials, surface finishes, can shaping, lithography, filling, retorting, sealing and opening techniques and environmental performance.

The Company manufactures easy open, vacuum and conventional ends for a variety of heat-processed and dry food products including fruits and vegetables, meat and seafood, soups, ready-made meals, infant formula, coffee and pet food.

Aerosol Cans

The Company's customers for aerosol cans and ends include manufacturers of personal care, food, household and industrial products, including Colgate Palmolive, Procter & Gamble, SC Johnson and Unilever, among others. The aerosol can business is highly competitive. The Company competes by offering its customers a broad range of products including multiple sizes, multiple color schemes and shaped packaging.

Specialty Packaging

The Company's specialty packaging business is located primarily in Europe and serves many major European and multinational companies. The Company produces a wide variety of specialty containers with numerous lid and closure variations. The Company's specialty packaging customers include Abbott Laboratories, Akzo Nobel, Danone, Kraft, Mars, Nestlé, PPG, Teisseire and United Biscuits, among others.

SALES AND DISTRIBUTION

Global marketers qualify suppliers on the basis of their ability to provide global service, innovative designs and technologies in a cost-effective manner.

With its global reach, the Company markets and sells products to customers through its own sales and marketing staff located within each operating segment. Regional sales personnel support the segments' staffs. In some instances, contracts with customers are centrally negotiated, but products are ordered through and distributed directly by the Company's local facilities. The Company's facilities are generally located in proximity to their respective major customers. The Company works closely with customers in order to develop new business and to extend the terms of its existing contracts.

Many customers provide the Company with quarterly or annual estimates of product requirements along with related quantities pursuant to which periodic commitments are given. Such estimates assist the Company in managing production and controlling use of working capital. The Company schedules its production to meet customer requirements. Because the production time for the Company's products is short, any backlog of customer orders in relation to overall sales is not significant.

SEASONALITY

The food packaging business is somewhat seasonal with the first quarter tending to be the slowest period as the autumn packing period in the Northern Hemisphere has ended and new crops are not yet planted. The industry generally enters its busiest period in the third quarter when the majority of fruits and vegetables are harvested. Due to this seasonality, inventory levels increase in the first half of the year to meet peak demand in the second and third quarters. Weather represents a substantial uncertainty in the yield of food products and is a major factor in determining the demand for food cans in any given year.

The Company's beverage packaging business is predominately located in the Northern Hemisphere. Generally, beverage products are consumed in greater amounts during the warmer months of the year and sales and earnings have generally been higher in the second and third quarters of the calendar year.

The Company's other businesses primarily include aerosol and specialty packaging and canmaking equipment, which tend not to be as significantly affected by seasonal variations.

COMPETITION

Most of the Company's products are sold in highly competitive markets, primarily based on price, quality, service and performance. The Company competes with other packaging manufacturers as well as with fillers, food processors and packers, some of whom manufacture containers for their own use and for sale to others. The Company's competitors include, but are not limited to, Ardagh Group, Ball Corporation, BWAY Corporation, Can-Pack S.A., Metal Container Corporation, Mivisa Envases S.A.U., Rexam PLC and Silgan Holdings Inc.

CUSTOMERS

The Company's largest customers consist of many of the leading manufacturers and marketers of packaged consumer products in the world. Consolidation trends among beverage and food marketers have led to a concentrated customer base. The Company's top ten global customers represented in the aggregate approximately 28% of its 2011 net sales. In each of the years in the period 2009 through 2011, no one customer of the Company accounted for more than ten percent of the Company's net sales. Each operating segment of the Company has major customers and the loss of one or more of these major customers could have a material adverse effect on an individual segment or the Company as a
whole. Major customers include those listed above under the Products discussion. In addition to sales to Coca-Cola and Pepsi-Cola, the Company also supplies independent licensees of Coca-Cola and Pepsi-Cola.

RESEARCH AND DEVELOPMENT

The Company's principal Research, Development & Engineering (RD&E) Centers are located in Alsip, Illinois and Wantage, England. The Company utilizes its centralized RD&E capabilities to advance and deliver technologies for the Company's worldwide packaging activities that (1) promote development of value-added metal packaging systems for its customers, (2) design cost-efficient manufacturing processes, systems and materials that further the sustainability of metal packaging, (3) provide continuous quality and/or production efficiency improvements in its manufacturing facilities, (4) advance customer and vendor relationships, and (5) provide value-added engineering services and technical support. These capabilities facilitate (1) the identification of new and/or expanded market opportunities by working directly with customers to develop new products or enhance existing products through the application of new technologies that better differentiate products in the retail environment (for example, the creation of new packaging shapes or novel decoration methods) and/or the incorporation of consumer-valued features (for example, improved openability or ease of use) and (2) the reduction of manufacturing costs by reducing the material content of the Company's products (while retaining necessary performance characteristics), reducing spoilage, and/or increasing operating efficiencies.

Recent innovations include:

- the new Orbit™ closure, an easy-open, all-metal vacuum closure for glass jars. This development provides convenience for consumers seeking easier-to-open packaging. Visually the Orbit™ closure is similar to a standard twist-off closure; however the Company's proprietary design makes it easier to open. To open the jar, the user twists the ring in the same way as opening a standard twist-off closure. The Orbit™ ring pushes the top panel away from the jar and acts as a tool to break the vacuum seal, thus requiring significantly less opening force compared to standard metal closures. Moreover, the Orbit™ is straightforward for fillers to implement, as it utilizes the existing glass jar finish and can be applied with existing capping machinery. The new Orbit™ closure was initially launched in Europe and is expected to be expanded into additional geographies (including the U.S. and Canada) and broadened to include a range of diameters in 2012 and beyond.

- enhancements to the Company's proprietary SuperEnd® beverage can end, which requires significantly less metal than traditional beverage ends without any reduction in strength, including new designs targeted to European, Middle Eastern, and South African markets. The SuperEnd® beverage end also offers improved consumer experience through enhanced pourability, drinkability, ease-of-opening and appearance over traditional ends. This technology is now commercially available through the Company's operations and through licensees to beverage customers on six continents – North and South America, Europe, Africa, Asia, and Australia. The Company and its licensees have produced more than 350 billion SuperEnd® beverage can ends, saving more than 86,000 metric tons of aluminum, over 1,400 metric tons of coatings, and more than 700,000 metric tons of greenhouse gases (equivalent to the annual emissions from nearly 130,000 automobiles) compared to conventional beverage can ends.

- continued expansion of commercial offerings of the Company's award-winning Easylift™ food ends, a new end providing improved tab access and openability for consumers. New offerings include new diameters such as a 65mm design and a 73mm Stepped-Countersink design interchangeable in customers' filling plants with NEO (Non-Easy-Open) food ends. With increasing demand for Easylift™ food ends in both Europe and the Americas, the Company intends to further expand manufacturing capacity in 2012.

- continued development of innovative metal packaging solutions for the Company's Specialty Packaging customers, including the new proprietary HoloCrown™ technology, allowing images to be stamped directly onto metal, a first for metal packaging. Crown has also been successful designing and launching a new lid for paints which opens and re-closes easily without tooling. Crown also worked with Wizards of the Coast (a Hasbro company) to co-design a two-piece playing card for its "Dual Masters" brand in Japan. The concept was unique and became popular with Dual Master gamers. Another innovative example is the IBC year-end holiday package for cookies that Crown designed with IBC, decorated, filled and distributed to retail distribution centers, highlighting Crown's ability to provide complete solutions.

2011 was another successful year for the Company in terms of new product launches across its metal packaging portfolio, with its Aerosol, Closures, Food and Specialty Packaging operations honored with awards covering innovation and improved design. Notable examples included: (1) Orbit™, Crown's revolutionary easy-to-open metal vacuum jar closure, has received recognition as an outstanding packaging innovation with significant consumer benefits and has been honored with nine awards to date. It was the winner in three categories of the UK Packaging Awards and received the coveted "Best in Metal Award", a supreme award selected by the Metal Packaging Manufacturers Association (MPMA) from the shortlisted finalists. Orbit™ also had success winning the Gold at the Starpack Awards as well as the Canmaker Magazine awards, two German and a French packaging award; (2) Crown's Food division was also recognized at the UK Packaging Awards, receiving a "highly commended" for their Flahavan's Irish Steel Cut Oatmeal can in the "Best Repackaging of a Brand" category; (3) our Aerosols division was presented with two "Excellence in Quality" awards by the International Metal Decorators Association (IMDA) in recognition of its printing capabilities on limited edition, collectable WD-40 cans honoring the American military forces; and once again (4) Crown's Specialty Packaging Business gained recognition for its innovations with a number of awards in 2011, including a Starpack Gold Award for the Grant Glenfiddich Copper Still Tin Set and a Starpack Bronze Award and Canmaker Gold Award for the Marks & Spencer Jam Cream Sandwich Tin. The Canmaker Magazine also recognized the Royal Wedding embossed cake tin, commissioned by HRH The Prince of Wales. Finally, the Company believes that the awards received highlight that its products provide brands with differentiation in a crowded market, together with high quality design values and convenience for consumers.

The Company has a substantial portfolio of patents and other intellectual property (IP) in the field of metal packaging systems and is seeking strategic partnerships to extend its IP in existing and emerging markets. As a result, the Company has licensed IP in geographic regions where the Company has a limited market presence today. Existing technologies such as SuperEnd® beverage ends and can shaping have been licensed in Australia, Japan, and Africa to provide customers with more global access to Crown's brand building innovations.

The Company spent $43 million in 2011, and $42 million in both 2010 and 2009 in its centralized RD&E activities. Certain of these activities are expected to improve and expand the Company's product lines in the future.

These expenditures include methods developed within the Company's RD&E facilities to improve manufacturing efficiencies, reduce unit costs, and develop new and/or improved value-added packaging systems. However, these expenditures do not include related product and process developments occurring within the Company's decentralized business units.

MATERIALS AND SUPPLIERS

The Company uses various raw materials, primarily aluminum and steel, in its manufacturing operations. In general, these raw materials are purchased in highly competitive, price-sensitive markets which have historically exhibited price and demand cyclicality. These and other materials used in the manufacturing process have historically been available in adequate supply from multiple sources.

Generally, the Company's principal raw materials are obtained from the major suppliers in the countries in which it operates plants. Some plants in less developed countries, which do not have local mills, obtain raw materials from nearby, more developed countries. The Company has agreements for what it considers adequate supplies of raw materials. However, sufficient quantities may not be available in the future due to, among other things, shortages due to excessive demand, weather or other factors, including disruptions in supply caused by raw material transportation or production delays. From time to time, some of the raw materials have been in short supply, but to date, these shortages have not had a significant impact on the Company's operations.

In 2011, consumption of steel and aluminum represented approximately 28% and 37%, respectively, of consolidated cost of products sold, excluding depreciation and amortization. Due to the significance of these raw materials to overall cost of products sold, raw material efficiency is a critical cost component of the products manufactured. Supplier consolidations, changes in ownership, government regulations, political unrest and increased demand for raw materials in the packaging and other industries, among other risk factors, provide uncertainty as to the availability of and the level of prices at which the Company might be able to source such raw materials in the future. Moreover, the prices of aluminum and steel have been subject to volatility during 2011. The Company's raw material supply contracts vary as to terms and duration, with steel contracts typically six months to one year in duration with fixed prices or set repricing dates, and aluminum contracts typically multi-year in duration with fluctuating prices based on aluminum ingot costs.

For 2011, the weighted average market price for steel used in packaging increased approximately 20%, when compared to the weighted average market price in 2010, and the average price of aluminum ingot on the London Metal Exchange increased approximately 11%. Suppliers indicate that recent shortages in raw materials combined with rising operating costs may require steel price increases for their customers. The Company generally attempts to mitigate its steel and aluminum price risk by matching its purchase obligations with its sales agreements; however, there can be no assurance that the Company will be able to fully mitigate that risk.

The Company, in agreement with customers in many cases, also uses commodity and foreign currency forwards in an attempt to manage its exposure to aluminum price volatility.

There can be no assurance that the Company will be able to fully recover from its customers the impact of aluminum and steel price increases or that the use of derivative instruments will effectively manage the Company's exposure to price volatility. In addition, if the Company is unable to purchase steel and aluminum for a significant period of time, its operations would be disrupted and if the Company is unable to fully recover the higher cost of steel and aluminum, its financial results may be adversely affected. The Company continues to monitor this situation and the effect on its operations. As a result of continuing global supply and demand pressures, other commodity-related costs affecting the Company's business may increase as well, including natural gas, electricity and freight-related costs. The Company intends to increase prices on its products accordingly in order to recover these costs.

In response to the volatility of raw material prices, ongoing productivity and cost reduction efforts in recent years have focused on improving raw material cost management.

The Company's manufacturing facilities are dependent, in varying degrees, upon the availability of water and processed energy, such as natural gas and electricity. Certain of these may become difficult or impossible to obtain on acceptable terms due to external factors which could increase the Company's costs or interrupt its business.

Aluminum and steel, by their very nature, can be recycled at high effectiveness and can be repeatedly reused to form new consumer packaging with minimal or no degradation in performance, quality or safety.

By recycling these metals, large amounts of energy can be saved and significant water use and carbon dioxide emissions avoided.

SUSTAINABILITY AND ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's operations are subject to numerous laws and regulations governing the protection of the environment, disposal of waste, discharges into water, emissions into the atmosphere and the protection of employee health and safety. Future regulations may impose stricter environmental requirements on the packaging industry and may require additional capital investment. Anticipated future restrictions in some jurisdictions on the use of certain coatings may require the Company to employ additional control equipment or process modifications. The Company has a Corporate Sustainability Policy and a Corporate Environmental Protection Policy. Environmental awareness is a key component of sustainability. Environmental considerations are among the criteria by which the Company evaluates projects, products, processes and purchases. The Company is committed to continuous improvement in product design and manufacturing practices to provide the best outcome for the human and natural environment, both now and in the future. By reducing the per-unit amount of raw materials used in manufacturing its products, the Company can significantly reduce the amount of energy, water and other resources and associated emissions necessary to manufacture metal containers. The Company aims to continue that process of improvement in its manufacturing process to assure that consumers and the environment are best served through the use of metal packaging. The Company is also committed to providing a safe work environment for its employees through programs that emphasize safety awareness and the elimination of injuries and incidents. There can be no assurance that current or future environmental laws or remediation liabilities will not have a material effect on the Company's financial condition, liquidity or results of operations. Discussion of the Company's environmental matters is contained within "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report under the caption "Environmental Matters," and under Note L to the consolidated financial statements.

WORKING CAPITAL

The Company generally uses cash during the first nine months of the year to finance seasonal working capital needs. The Company's working capital requirements are funded by cash on hand, its revolving credit facility, its receivables securitization and factoring programs, and from operations.

Further information relating to the Company's liquidity and capital resources is set forth within "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report under the captions "Liquidity" and "Debt Refinancings" and under Note Q to the consolidated financial statements.

Collection and payment periods tend to be longer for some of the Company's operations located outside the U.S. due to local business practices.

EMPLOYEES

At December 31, 2011, the Company had approximately 20,700 employees. Collective bargaining agreements with varying terms and expiration dates cover approximately 12,300 employees. The Company does not expect that renegotiations of the agreements expiring in 2012 will have a material adverse effect on its results of operations, financial position or cash flow.

AVAILABLE INFORMATION

The Company's internet website address is www.crowncork.com. Information on the Company's website is not incorporated by reference in this Annual Report on Form 10-K. The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed by the Company with the U.S. Securities and Exchange Commission pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are accessible free of charge through the Company's website as soon as reasonably practicable after the documents are filed with, or otherwise furnished to, the U. S. Securities and Exchange Commission. The Company's SEC filings are also available for reading and copying at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company's Code of Business Conduct and Ethics, its Corporate Governance Guidelines, and the charters of its Audit, Compensation and Nominating and Corporate Governance committees are available on the Company's website. These documents are also available in print to any shareholder who requests them. Amendments to and waivers of the Code of Business Conduct and Ethics requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Annual Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the following are some of the important factors that could materially and adversely affect the Company's business, financial condition and results of operations.

The Company's international operations, which generated approximately 73% of its consolidated net sales in 2011, are subject to various risks that may lead to decreases in its financial results.

The Company is an international company, and the risks associated with operating in foreign countries may have a negative impact on the Company's liquidity and net income. The Company's international operations generated approximately 73%, 72% and 72% of its consolidated net sales in 2011, 2010 and 2009, respectively. In addition, the Company's business strategy includes continued expansion of international activities, including within developing markets and areas, such as the Middle East, South America, Eastern Europe and Asia, that may pose greater risk of political or economic instability. Approximately 30%, 28% and 26% of the Company's consolidated net sales in 2011, 2010 and 2009, respectively, were generated outside of the developed markets in Western Europe, the United States and Canada. Furthermore, if the current European sovereign debt crisis continues or further deteriorates, there will likely be a negative effect on the Company's European business, as well as the businesses of the Company's European customers and suppliers. If this crisis ultimately leads to a significant devaluation of the euro, the value of the Company's financial assets that are denominated in euros would be significantly reduced when translated to U.S. dollars for financial reporting purposes. Any of these conditions could ultimately harm the Company's overall business, prospects, operating results, financial condition and cash flows.

Emerging markets are a focus of the Company's international growth strategy. The developing nature of these markets and the nature of the Company's international operations generally are subject to various risks, including:

- foreign governments' restrictive trade policies;
- inconsistent product regulation or policy changes by foreign agencies or governments;
- duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on remittances and other payments by non-U.S. subsidiaries;
- customs, import/export and other trade compliance regulations;
- foreign exchange rate risks;
- difficulty in collecting international accounts receivable and potentially longer payment cycles;
- increased costs in maintaining international manufacturing and marketing efforts;
- non-tariff barriers and higher duty rates;
- difficulties associated with expatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws;
- difficulties in enforcement of contractual obligations and intellectual property rights and difficulties in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- exchange controls;
- national and regional labor strikes;

- the geographic, language and cultural differences between personnel in different areas of the world;
- high social benefit costs for labor, including costs associated with restructurings;
- civil unrest or political, social, legal and economic instability, such as recent political turmoil in the Middle East;
- product boycotts, including with respect to the products of the Company's multi-national customers;
- customer, supplier, and investor concerns regarding operations in areas such as the Middle East;
- taking of property by nationalization or expropriation without fair compensation;
- imposition of limitations on conversions of foreign currencies into dollars or payment of dividends and other payments by non-U.S. subsidiaries;
- hyperinflation and currency devaluation in certain foreign countries where such currency devaluation could affect the amount of cash generated by operations in those countries and thereby affect the Company's ability to satisfy its obligations;
- exposure to political and financial instability, especially with the uncertainty associated with the ongoing sovereign debt crisis in certain Euro zone countries, which may lead to currency exchange losses and collection difficulties or other losses;
- war, civil disturbance, global or regional catastrophic events, natural disasters, such as flooding in Southeast Asia, widespread outbreaks of infectious diseases, including in emerging markets, and acts of terrorism;
- geographical concentration of the Company's factories and operations and regional shifts in its customer base;
- periodic health epidemic concerns;
- complexity of managing global operations; and
- the complexity of managing global operations.

There can be no guarantee that a deterioration of economic conditions in countries in which the Company operates or may seek to operate in the future would not have a material impact on the Company's results of operations.

As the Company seeks to expand its business globally, growth opportunities may be impacted by greater political, economic and social uncertainty and the continuing and accelerating globalization of businesses could significantly change the dynamics of the Company's competition, customer base and product offerings.

The Company's efforts to grow its businesses depend to a large extent upon access to, and its success in developing market share and operating profitably in, additional geographic markets including but not limited to the Middle East, South America, Eastern Europe and Asia. In some cases, countries in these regions have greater political and economic volatility, greater vulnerability to infrastructure and labor disruptions and differing local customer product preferences and requirements than the Company's other markets. Operating and seeking to expand business in a number of different regions and countries exposes the Company to multiple and potentially conflicting cultural practices, business practices and legal and regulatory requirements that are subject to change, including those related to tariffs and trade barriers, investments, property ownership rights, taxation and repatriation of earnings and advanced technologies. Such expansion efforts may also use Company capital and other resources that could be invested in other areas. Expanding business operations globally also increases exposure to currency fluctuations which can materially affect the Company's financial results. As these emerging geographic markets become more important to the Company, its competitors are also seeking to expand their production capacities and sales in these same markets, which may lead to industry overcapacity that could adversely effect pricing, volumes and financial results in such markets. Although the Company is taking measures to adapt to these changing circumstances, the Company's reputation and/or business results could be negatively affected should these efforts prove unsuccessful.

The Company may not be able to manage its anticipated growth, and it may experience constraints or inefficiencies caused by unanticipated acceleration and deceleration of customer demand.

Unanticipated acceleration and deceleration of customer demand for the Company's products may result in constraints or inefficiencies related to the Company's manufacturing, sales force, implementation resources and administrative infrastructure, particularly in emerging markets where the Company is seeking to expand production. Such constraints or inefficiencies may adversely affect the Company as a result of delays, lost potential product sales or loss of current or potential customers due to their dissatisfaction. Similarly, over-expansion, including as a result of overcapacity due to expansion by the Company's competitors, or investments in anticipation of growth that does not materialize, or develops more slowly than the Company expects, could harm the Company's financial results and result in overcapacity.

To manage the Company's anticipated future growth effectively, the Company must continue to enhance its manufacturing capabilities and operations, information technology infrastructure, and financial and accounting systems and controls. Organizational growth and scale-up of operations could strain its existing managerial, operational, financial and other resources. The Company's growth requires significant capital expenditures and may divert financial resources from other projects, such as the development of new products or enhancements of existing products or reduction of the Company's outstanding indebtedness. If the Company's management is unable to effectively manage the Company's growth, its expenses may increase more than expected, its revenue could grow more slowly than expected and it may not be able to achieve its research and development and production goals. The Company's failure to manage its anticipated growth effectively could have a material effect on its business, operating results or financial condition.

The Company's profits will decline if the price of raw materials or energy rises and it cannot increase the price of its products, and the Company's financial results could be adversely affected if the Company was not able to obtain sufficient quantities of raw materials.

The Company uses various raw materials, such as steel, aluminum, water, natural gas, electricity and other processed energy, in its manufacturing operations. Sufficient quantities of these raw materials may not be available in the future or may be available only at increased prices. The Company's raw material supply contracts vary as to terms and duration, with steel contracts typically one year in duration with fixed prices and aluminum contracts typically multi-year in duration with fluctuating prices based on aluminum ingot costs. The availability of various raw materials and their prices depends on global and local supply and demand forces, governmental regulations (including tariffs), level of production, resource availability, transportation, and other factors, including natural disasters such as floods and earthquakes. In particular, in recent years the consolidation of steel suppliers, shortage of raw materials affecting the production of steel and the increased global demand for steel, including in China and other developing countries, have contributed to an overall tighter supply for steel, resulting in increased steel prices and, in some cases, special surcharges and allocated cut backs of products by steel suppliers. In addition, future steel supply contracts may provide for prices that fluctuate or adjust rather than provide a fixed price during a one-year period.

The prices of certain raw materials used by the Company, such as steel, aluminum and processed energy, have historically been subject to volatility. In 2011, consumption of steel and aluminum represented approximately 28% and 37%, respectively, of the Company's consolidated cost of products sold, excluding depreciation and amortization. For 2011, the weighted average market price for steel used in packaging increased approximately 20%, when compared to the weighted average market price in 2010, and the average price of aluminum ingot on the London Metal Exchange increased approximately 11%. As a result of raw material price increases in recent years, the Company implemented price increases in most of its steel and aluminum product categories. As a result of continuing global supply and demand pressures, other commodity-related costs affecting its business may increase as well, including natural gas, electricity and freight-related costs.

While certain, but not all, of the Company's contracts pass through raw material costs to customers, the Company may be unable to increase its prices to offset increases in raw material costs without suffering reductions in unit volume, revenue and operating income. In addition, any price increases may take effect after related cost increases, reducing operating income in the near term. Significant increases in raw material costs may increase the Company's working capital requirements, which may increase the Company's average outstanding indebtedness and interest expense and may exceed the amounts available under the Company's senior secured credit facilities and other sources of liquidity. In addition, the Company hedges raw material costs on behalf of certain customers and may suffer losses if such customers are unable to satisfy their purchase obligations.

If the Company is unable to purchase steel, aluminum or other raw materials for a significant period of time, the Company's operations would be disrupted and any such disruption may adversely affect the Company's financial results. If customers believe that the Company's competitors have greater access to raw materials, perceived certainty of supply at the Company's competitors may put the Company at a competitive disadvantage regarding pricing and product volumes.

The substantial indebtedness of the Company could prevent it from fulfilling its obligations.

The Company has substantial outstanding debt. As a result of the Company's substantial indebtedness, a significant portion of the Company's cash flow will be required to pay interest and principal on its outstanding indebtedness, and the Company may not generate sufficient cash flow from operations, or have future borrowings available under its senior secured revolving credit facilities, to enable it to repay its indebtedness or to fund other liquidity needs. As of December 31, 2011, the Company had approximately $3.5 billion of indebtedness. The Company's ratio of earnings to fixed charges was 3.4 times for the fiscal year ended December 31, 2011, as discussed in Exhibit 12 to this Annual Report. The Company's current sources of liquidity and borrowings expire or mature as follows—its $200 million North American securitization facility, of which $100 million was outstanding at December 31, 2011, in March 2013; its $1,200 million revolving credit facilities in June 2015; its $550 million and €274 million ($355 million) senior secured term loan facilities in June 2016; its $400 million 7.625% senior notes in May 2017; its €500 million ($647 million) 7.125% senior notes in August 2018; its $700 million 6.25% senior notes in February 2021; its $350 million 7.375% senior notes in December 2026; its $64 million 7.5% senior notes in December 2096; and $230 million of other indebtedness in various currencies at various dates through 2019.

The substantial indebtedness of the Company could:

- increase the Company's vulnerability to general adverse economic and industry conditions, including rising interest rates;
- restrict the Company from making strategic acquisitions or exploiting business opportunities, including any planned expansion in emerging markets;
- limit the Company's ability to make capital expenditures both domestically and internationally in order to grow the Company's business or maintain manufacturing plants in good working order and repair;
- limit, along with the financial and other restrictive covenants under the Company's indebtedness, the Company's ability to obtain additional financing, dispose of assets or pay cash dividends;
- require the Company to dedicate a substantial portion of its cash flow from operations to service its indebtedness, thereby reducing the availability of its cash flow to fund future working capital, capital expenditures, research and development expenditures and other general corporate requirements;
- require the Company to sell assets used in its business;
- limit the Company's ability to refinance its existing indebtedness, particularly during periods of adverse credit market conditions when refinancing indebtedness may not be available under interest rates and other terms acceptable to the Company or at all;
- increase the Company's cost of borrowing;
- limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and
- place the Company at a competitive disadvantage compared to its competitors that have less debt.

If its financial condition, operating results and liquidity deteriorate, the Company's creditors may restrict its ability to obtain future financing and its suppliers could require prepayment or cash on delivery rather than extend credit which could further diminish the Company's ability to generate cash flows from operations sufficient to service its debt obligations. In addition, the Company's ability to make payments on and refinance its debt and to fund its operations will depend on the Company's ability to generate cash in the future.

Some of the Company's indebtedness is subject to floating interest rates, which would result in the Company's interest expense increasing if interest rates rise.

As of December 31, 2011, approximately $1.2 billion of the Company's $3.5 billion of total indebtedness was subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing the Company's interest expense and reducing funds available for operations or other purposes. The Company's annual interest expense was $232 million, $203 million and $247 million for 2011, 2010 and 2009, respectively. Based on the amount of variable rate debt outstanding at December 31, 2011, a 1% increase in variable interest rates would have increased its 2011 annual adjusted interest expense by $12 million. Accordingly, the Company may experience economic losses and a negative impact on earnings as a result of interest rate fluctuation. The actual effect of a 1% increase could be more than $12 million as the Company's average borrowings on its variable rate debt may be higher during the year than the amount at December 31, 2011. Although the Company may use interest rate protection agreements from time to time to reduce its exposure to interest rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, there can be no assurance that such agreements will achieve the desired effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk" in this Annual Report.

Notwithstanding the Company's current indebtedness levels and restrictive covenants, the Company may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

The Company may be able to incur additional debt in the future, including in connection with acquisitions or joint ventures. Although the Company's senior secured revolving credit facilities and indentures governing its outstanding notes contain restrictions on the Company's ability to incur indebtedness, those restrictions are subject to a number of exceptions, and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. The Company may also consider investments in joint ventures or acquisitions or increased capital expenditures, which may increase the Company's indebtedness. Moreover, although the Company's senior secured revolving credit facilities and indentures governing its outstanding notes contain restrictions on the Company's ability to make restricted payments, including the declaration and payment of dividends and the repurchase of the Company's common stock, the Company is able to make such restricted payments under certain circumstances which may increase indebtedness. Adding new debt to current debt levels or making otherwise restricted payments could intensify the related risks that the Company and its subsidiaries now face.

Restrictive covenants in its debt agreements could restrict the Company's operating flexibility.

The indentures and agreements governing the Company's senior secured credit facilities and outstanding notes contain affirmative and negative covenants that limit the ability of the Company and its subsidiaries to take certain actions. These restrictions may limit the Company's ability to operate its businesses and may prohibit or limit its ability to enhance its operations or take advantage of potential business opportunities as they arise. The Company's senior secured credit facilities require the Company to maintain specified financial ratios and satisfy other financial conditions. The agreements or indentures governing the Company's senior secured credit facilities and outstanding notes restrict, among other things, the ability of the Company and the ability of all or substantially all of its subsidiaries to:

- incur additional debt;
- pay dividends or make other distributions, repurchase capital stock, repurchase subordinated debt and make certain investments or loans;
- create liens and engage in sale and leaseback transactions;
- create restrictions on the payment of dividends and other amounts to the Company from subsidiaries;
- make loans, investments and capital expenditures;
- change accounting treatment and reporting practices;
- enter into agreements restricting the ability of a subsidiary to pay dividends to, make or repay loans to, transfer property to, or guarantee indebtedness of, the Company or any of its subsidiaries;

- sell or acquire assets, enter into leaseback transactions and merge or consolidate with or into other companies; and
- engage in transactions with affiliates.

In addition, the indentures and agreements governing the Company's outstanding notes limit, among other things, the ability of the Company to enter into certain transactions, such as mergers, consolidations, joint ventures, asset sales, sale and leaseback transactions and the pledging of assets. Furthermore, if the Company or certain of its subsidiaries experience specific kinds of changes of control, the Company's senior secured credit facilities will be due and payable and the Company will be required to offer to repurchase outstanding notes.

The breach of any of these covenants by the Company or the failure by the Company to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a default under the Company's other outstanding debt and could lead to an acceleration of obligations related to other outstanding debt. The ability of the Company to comply with the provisions of its senior secured credit facilities, the agreements or indentures governing other indebtedness it may incur in the future and its outstanding notes can be affected by events beyond its control and, therefore, it may be unable to meet these ratios and conditions.

The Company is subject to the effects of fluctuations in foreign exchange rates, which may reduce its net sales and cash flow.

The Company is exposed to fluctuations in foreign currencies as a significant portion of its consolidated net sales, its costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. For the fiscal years ended December 31, 2011, 2010 and 2009, the Company derived approximately 73%, 72% and 72%, respectively, of its consolidated net sales from sales in foreign currencies. In its consolidated financial statements, the Company translates local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, its reported international revenue and earnings will be reduced because the local currency will translate into fewer U.S. dollars. Conversely, a weakening U.S. dollar will effectively increase the dollar-equivalent of the Company's expenses and liabilities denominated in foreign currencies. The Company's translation and exchange adjustments increased reported income before tax by $4 million in 2010, $6 million in 2009 and $9 million in 2007 and reduced reported income before tax by $2 million in 2011 and $21 million in 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk" in this Annual Report. Although the Company may use financial instruments such as foreign currency forwards from time to time to reduce its exposure to currency exchange rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, there can be no assurance that such agreements will achieve the desired effect.

For the year-ended December 31, 2011, a 0.10 movement in the average Euro rate (e.g., from 1.39 USD = 1 Euro to 1.29 USD = 1 Euro) would have reduced net income by $10 million.

Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce the Company's cash flow and negatively impact its financial condition.

Crown Cork & Seal Company, Inc. ("Crown Cork"), a wholly-owned subsidiary of the Company, is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. In 1963, Crown Cork acquired a subsidiary that had two operating businesses, one of which is alleged to have manufactured asbestos-containing insulation products. Crown Cork believes that the business ceased manufacturing such products in 1963.

The Company recorded pre-tax charges of $28 million, $46 million, $55 million, $25 million and $29 million to increase its accrual for asbestos-related liabilities in 2011, 2010, 2009, 2008 and 2007, respectively. As of December 31, 2011, Crown Cork's accrual for pending and future asbestos-related claims and related legal costs was $249 million, including $198 for unasserted claims. Crown Cork's accrual includes estimated probable costs for claims through the year 2021. Crown Cork's accrual excludes potential costs for claims beyond 2021 because the Company believes that the key assumptions underlying its accrual are subject to greater uncertainty as the projection period lengthens. Assumptions underlying the accrual include that claims for exposure to asbestos that occurred after the sale of the subsidiary's insulation business in 1964 would not be entitled to settlement payouts and that state statutes described under Note K to the consolidated financial statements included in this Annual Report, including Texas and Pennsylvania statutes, are expected to have a highly favorable impact on Crown Cork's ability to settle or defend against asbestos-related claims in those states and other states where Pennsylvania law may apply.

Crown Cork had approximately 50,000 asbestos-related claims outstanding at December 31, 2011. Of these claims, approximately 15,000 claims relate to claimants alleging first exposure to asbestos after 1964 and approximately 35,000 relate to claimants alleging first exposure to asbestos before or during 1964, of which approximately 12,000 were filed in Texas, 2,000 were filed in Pennsylvania, 6,000 were filed in other states that have enacted asbestos legislation and 15,000 were filed in other states. The outstanding claims at December 31, 2011 exclude 3,100 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company's consolidated results of operations, financial position or cash flow. The outstanding claims at December 31, 2011 also exclude approximately 19,000 inactive claims. Due to the passage of time, the Company considers it unlikely that the plaintiffs in these cases will pursue further action. The exclusion of these inactive claims had no effect on the calculation of the Company's accrual as the claims were filed in states where the Company's liability is limited by statute. The Company devotes significant time and expense to defense against these various claims, complaints and proceedings, and there can be no assurance that the expenses or distractions from operating the Company's businesses arising from these defenses will not increase materially.

On October 22, 2010, the Texas Supreme Court, in a 6-2 decision, reversed a lower court decision, Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas, which had upheld the dismissal of an asbestos-related case against Crown Cork. The Texas Supreme Court held that the Texas legislation was unconstitutional under the Texas Constitution when applied to asbestos-related claims pending against Crown Cork when the legislation was enacted in June of 2003. In 2010, the Company recorded a pre-tax charge of $15 million including estimated legal fees to increase its accrual for asbestos related costs for claims pending in Texas on June 11, 2003. The Company believes that the decision of the Texas Supreme Court is limited to retroactive application of the Texas legislation to asbestos-related cases that were pending against Crown Cork in Texas on June 11, 2003 and therefore continues to assign no value to claims filed after June 11, 2003.

Crown Cork made cash payments of $28 million, $27 million, $26 million, $25 million and $26 million in 2011, 2010, 2009, 2008 and 2007, respectively, for asbestos-related claims. These payments have reduced and any such future payments will reduce the cash flow available to Crown Cork for its business operations and debt payments.

Asbestos-related payments and defense costs may be significantly higher than those estimated by Crown Cork because the outcome of this type of litigation (and, therefore, Crown Cork's reserve) is subject to a number of assumptions and uncertainties, such as the number or size of asbestos-related claims or settlements, the number of financially viable responsible parties, the extent to which state statutes relating to asbestos liability are upheld and/or applied by the courts, Crown Cork's ability to obtain resolution without payment of asbestos-related claims by persons alleging first exposure to asbestos after 1964, and the potential impact of any pending or future asbestos-related legislation. Accordingly, Crown Cork may be required to make payments for claims substantially in excess of its accrual, which could reduce the Company's cash flow and impair its ability to satisfy its obligations. As a result of the uncertainties regarding its asbestos-related liabilities and its reduced cash flow, the ability of the Company to raise new money in the capital markets is more difficult and more costly, and the Company may not be able to access the capital markets in the future. Further information regarding Crown Cork's asbestos-related liabilities is presented within "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings, "Provision for Asbestos" and "Liquidity and Capital Resources" and under Note K to the Company's audited consolidated financial statements included in this Annual Report.

The Company has significant pension plan obligations worldwide and significant unfunded postretirement obligations, which could reduce its cash flow and negatively impact its results of operations and its financial condition.

The Company sponsors various pension plans worldwide, with the largest funded plans in the U.K., U.S. and Canada. In 2011, 2010, 2009, 2008 and 2007, the Company contributed $404 million, $79 million, $74 million, $71 million and $65 million, respectively, to its pension plans and currently anticipates its 2012 funding to be approximately $130 million. Pension expense was $97 million in 2011 and is expected to be $97 million in 2012. A 0.25% change in the 2012 expected rate of return assumptions would change 2012 pension expense by approximately $10 million. A 0.25% change in the discount rates assumptions as of December 31, 2011 would change 2012 pension expense by approximately $4 million. The Company may be required to accelerate the timing of its contributions under its pension plans. The actual impact of any accelerated funding will depend upon the interest rates required for determining the plan liabilities and the investment performance of plan assets. An acceleration in the timing of pension plan contributions could decrease the Company's cash available to pay its outstanding obligations and its net income and increase the Company's outstanding indebtedness.

Based on current assumptions, the Company expects to make pension contributions of $130 million in 2012, $89 million in 2013, $104 million in 2014, $204 million in 2015 and $158 million in 2016 including its supplemental executive retirement plan.

The difference between pension plan obligations and assets, or the funded status of the plans, significantly affects the net periodic benefit costs of the Company's pension plans and the ongoing funding requirements of those plans. Among other factors, significant volatility in the equity markets and in the value of illiquid alternative investments, changes in discount rates, investment returns and the market value of plan assets can substantially increase the Company's future pension plan funding requirements and could have a negative impact on the Company's results of operations and profitability. See Note V to the Company's audited consolidated financial statements included in this Annual Report. While its U.S. pension plan continues in effect, the Company continues to incur additional pension obligations. The Company's pension plan assets consist primarily of common stocks and fixed income securities and also include alternative investments such as interests in private equity or hedge funds. If the performance of plan assets does not meet the Company's assumptions or discount rates continue to decline, the underfunding of the pension plan may increase and the Company may have to contribute additional funds to the pension plan, and its pension expense may increase. In addition, its retiree medical plans are unfunded.

The Company's U.S. pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded plan under certain circumstances. In the event its U.S. pension plan is terminated for any reason while the plan is underfunded, the Company will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. In addition, as of December 31, 2011 the unfunded accumulated postretirement benefit obligation, as calculated in accordance with U.S. generally accepted accounting principles, for retiree medical benefits was approximately $337 million, based on assumptions set forth under Note V to the Company's audited consolidated financial statements included in this Annual Report.

Acquisitions or investments that the Company may pursue could be unsuccessful, consume significant resources and require the incurrence of additional indebtedness.

The Company may pursue acquisitions and investments that complement its existing business. These acquisitions and investments may involve significant cash expenditures, debt incurrence (including the incurrence of additional indebtedness under the Company's senior secured revolving credit facilities or other secured or unsecured debt), operating losses and expenses that could have a material effect on the Company's financial condition and operating results.

In particular, if the Company incurs additional debt, the Company's liquidity and financial stability could be impaired as a result of using a significant portion of available cash or borrowing capacity to finance an acquisition. Moreover, the Company may face an increase in interest expense or financial leverage if additional debt is incurred to finance an acquisition, which may, among other things, adversely affect the Company's various financial ratios and the Company's compliance with the conditions of its existing indebtedness. In addition, such additional indebtedness may be incurred under the Company's senior secured credit facilities or otherwise secured by liens on the Company's assets.

Acquisitions involve numerous other risks, including:

- diversion of management time and attention;
- failures to identify material problems and liabilities of acquisition targets or to obtain sufficient indemnification rights to fully offset possible liabilities related to the acquired businesses;
- difficulties integrating the operations, technologies and personnel of the acquired businesses;
- inefficiencies and complexities that may arise due to unfamiliarity with new assets, businesses or markets;

- disruptions to the Company's ongoing business;
- inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings;
- the inability to obtain required financing for the new acquisition or investment opportunities and the Company's existing business;
- potential loss of key employees, contractual relationships or customers of the acquired businesses or of the Company; and
- inability to obtain required regulatory approvals.

To the extent the Company pursues an acquisition that causes it to incur unexpected costs or that fails to generate expected returns, the Company's financial position, results of operations and cash flows may be adversely affected, and the Company's ability to service its indebtedness may be negatively impacted.

The Company's principal markets may be subject to overcapacity and intense competition, which could reduce the Company's net sales and net income.

Food and beverage cans are standardized products, allowing for relatively little differentiation among competitors. This could lead to overcapacity and price competition among food and beverage can producers, if capacity growth outpaced the growth in demand for food and beverage cans and overall manufacturing capacity exceeded demand. These market conditions could reduce product prices and contribute to declining revenue and net income and increasing debt balances. As a result of industry overcapacity and price competition, the Company may not be able to increase prices sufficiently to offset higher costs or to generate sufficient cash flow. The North American and Western Europe food and beverage can markets, in particular, are considered to be mature markets, characterized by slow growth and a sophisticated distribution system.

Competitive pricing pressures, overcapacity, the failure to develop new product designs and technologies for products, as well as other factors could cause the Company to lose existing business or opportunities to generate new business and could result in decreased cash flow and net income.

The Company is subject to competition from substitute products and decreases in demand for its products, which could result in lower profits and reduced cash flows.

The Company is subject to substantial competition from producers of alternative packaging made from glass, paper, flexible materials and plastic. The Company's sales depend heavily on the volumes of sales by the Company's customers in the food and beverage markets. Changes in preferences for products and packaging by consumers of prepackaged food and beverage cans significantly influence the Company's sales. Changes in packaging by the Company's customers may require the Company to re-tool manufacturing operations, which could require material expenditures. In addition, a decrease in the costs of, or a further increase in consumer demand for, alternative packaging could result in lower profits and reduced cash flows for the Company. For example, increases in the price of aluminum and steel and decreases in the price of plastic resin, which is a petrochemical product and may fluctuate with prices in the oil and gas market, may increase substitution of plastic food and beverage containers for metal containers or increases in the price of steel may increase substitution of aluminum packaging for aerosol products. Moreover, due to its high percentage of fixed costs, the Company may be unable to maintain its gross margin at past levels if it is not able to achieve high capacity utilization rates for its production equipment. In periods of low world-wide demand for its products, the Company experiences relatively low capacity utilization rates in its operations, which can lead to reduced margins during that period and can have an adverse effect on the Company's business.

The Company's business results depend on its ability to understand its customers' specific preferences and requirements, and to develop, manufacture and market products that meet customer demand.

The Company's ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to its success. This requires a thorough understanding of the Company's existing and potential customers on a global basis, particularly in potential high growth emerging markets, including the Middle East, South America, Eastern Europe and Asia. Failure to deliver quality products that meet customer needs ahead of competitors could have a significant adverse effect on the Company's business.

The loss of a major customer and/or customer consolidation could reduce the Company's net sales and profitability.

Many of the Company's largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of the Company's business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of product purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from the Company's customers may reduce the Company's net sales and net income.

The majority of the Company's sales are to companies that have leading market positions in the sale of packaged food, beverages and household products to consumers. Although no one customer accounted for more than 10% of its net sales in 2011, 2010 or 2009, the loss of any of its major customers, a reduction in the purchasing levels of these customers or an adverse change in the terms of supply agreements with these customers could reduce the Company's net sales and net income. A continued consolidation of the Company's customers could exacerbate any such loss.

The Company's business is seasonal and weather conditions could reduce the Company's net sales.

The Company manufactures packaging primarily for the food and beverage can market. Its sales can be affected by weather conditions. Due principally to the seasonal nature of the soft drink, brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of the Company's products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year. Unseasonably cool weather can reduce consumer demand for certain beverages packaged in its containers. In addition, poor weather conditions that reduce crop yields of packaged foods can decrease customer demand for its food containers.

The Company is subject to certain restrictions that may limit its ability to make payments on its debt out of the cash reserves shown in its consolidated financial statements.

The ability of the Company's subsidiaries and joint ventures to pay dividends, make distributions, provide loans or make other payments to the Company may be restricted by applicable state and foreign laws, potentially adverse tax consequences and their agreements, including agreements governing their debt.

In addition, the equity interests of the Company's joint venture partners or other shareholders in its non-wholly owned subsidiaries in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with the Company. As a result, the Company may not be able to access their cash flow to service its debt.

The Company is subject to costs and liabilities related to stringent environmental and health and safety standards.

Laws and regulations relating to environmental protection and health and safety may increase the Company's costs of operating and reduce its profitability. The Company's operations are subject to numerous U.S. federal and state and non-U.S. laws and regulations governing the protection of the environment, including those relating to treatment, storage and disposal of waste, the use of chemicals in the Company's products and manufacturing process, discharges into water, emissions into the atmosphere, remediation of soil and groundwater contamination and protection of employee health and safety. Future regulations may impose stricter environmental or employee safety requirements affecting the Company's operations or may impose additional requirements regarding consumer health and safety, such as potential restrictions on the use of bisphenol-A, a starting material used to produce internal and external coatings for some food, beverage, and aerosol containers and metal closures. Although the U.S. FDA currently permits the use of bisphenol-A in food packaging materials and confirmed in a January 2010 update that studies employing standardized toxicity tests have supported the safety of current low levels of human exposure to bisphenol-A, the FDA in that January 2010 update noted that more research was needed, and further suggested reasonable steps to reduce exposure to bisphenol-A. The FDA recently entered into a consent decree under which it agreed to issue, by March 31, 2012, a final decision on a pending citizen's petition requesting the agency take further regulatory steps with regard to bisphenol-A. The FDA did not commit to any particular resolution of the petition or to any regulatory action. In March 2010, the EPA issued an action plan for bisphenol-A, which includes, among other things, consideration of whether to add bisphenol-A to the chemical concern list on the basis of potential environmental effects and use of the EPA's Design for the Environment program to encourage reductions in bisphenol-A manufacturing and use. Moreover, certain U.S. Congressional bodies, states and municipalities, as well as certain foreign nations and the European Union, have considered, proposed or already passed legislation banning the use of bisphenol-A in certain products or requiring warnings regarding bisphenol-A. Further, the U.S. or additional international, federal, state or other regulatory authorities could restrict or prohibit the use of bisphenol-A in the future. In addition, recent public reports, litigation and other allegations regarding the potential health hazards of bisphenol-A could contribute to a perceived safety risk about the Company's products and adversely impact sales or otherwise disrupt the Company's business. While the Company is exploring various alternatives to the use of bisphenol-A and conversion to alternatives is underway in some applications, there can be no assurance the Company will be completely successful in its efforts or that the alternatives will not be more costly to the Company. Also, for example, future restrictions in some jurisdictions on air emissions of volatile organic compounds and the use of certain paint and lacquering ingredients may require the Company to employ additional control equipment or process modifications. The Company's operations and properties, both in the U.S. and abroad, must comply with these laws and regulations. In addition, a number of governmental authorities in the U.S. and abroad have introduced or are contemplating enacting legal requirements, including emissions limitations, cap and trade systems or mandated changes in energy consumption, in response to the potential impacts of climate change. Given the wide range of potential future climate change regulations in the jurisdictions in which the Company operates, the potential impact to the Company's operations is uncertain. In addition, the potential impact of climate change on the Company's operations is highly uncertain. The impact of climate change may vary by geographic location and other circumstances, including weather patterns and any impact to natural resources such as water.

A number of governmental authorities both in the U.S. and abroad also have enacted, or are considering, legal requirements relating to product stewardship, including mandating recycling, the use of recycled materials and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of the Company's products, and/or increase its costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Environmental Matters" in this Annual Report.

The Company has written down a significant amount of goodwill, and a further write down of goodwill would result in lower reported net income and a reduction of its net worth.

During 2007, the Company recorded a charge of $103 million to write down the value of goodwill in its European Closures reporting unit due to a decrease in projected operating results. Further impairment of the Company's goodwill would require additional write down of goodwill, which would reduce the Company's net income in the period of any such write down. At December 31, 2011, the carrying value of the Company's goodwill was approximately $2.0 billion. The Company is required to evaluate goodwill reflected on its balance sheet at least annually, or when circumstances indicate a potential impairment. If it determines that the goodwill is impaired, the Company would be required to write off a portion or all of the goodwill.

If the Company fails to retain key management and personnel the Company may be unable to implement its business plan.

Members of the Company's senior management have extensive industry experience, and it might be difficult to find new personnel with comparable experience. Because the Company's business is highly specialized, the Company believes that it would also be difficult to replace the Company's key technical personnel. The Company believes that its future success depends, in large part, on its experienced senior management team. Losing the services of key members of its management team could limit the Company's ability to implement its business plan.

A significant portion of the Company's workforce is unionized and labor disruptions could increase the Company's costs and prevent the Company from supplying its customers.

A significant portion of the Company's workforce is unionized and a prolonged work stoppage or strike at any facility with unionized employees could increase its costs and prevent the Company from supplying its customers. In addition, upon the expiration of existing collective bargaining agreements, the Company may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to the Company. Moreover, additional groups of currently non-unionized employees may seek union representation in the future. If the Company is unable to negotiate acceptable collective bargaining agreements, it may become subject to union-initiated work stoppages, including strikes. The National Labor Relations Board has adopted new regulations concerning the procedures for conducting employee representation elections that, if implemented, could make it significantly easier for labor organizations to prevail in elections. The National Labor Relations Board's regulations are currently scheduled to become effective on April 30, 2012, but are being challenged in a number of court cases. Additionally, the Employee Free Choice Act, which was passed in the U.S. House of Representatives in 2007, was reintroduced in the U.S. Congress in 2009, but not passed. If reintroduced in the current Congress and enacted in its most recent form, the Employee Free Choice Act could make it significantly easier for union organizing drives to be successful. The Employee Free Choice Act could also give third-party arbitrators the ability to impose terms, which may be harmful to the Company, of collective bargaining agreements upon the Company and a labor union if the Company and such union are unable to agree to the terms of an initial collective bargaining agreement. In addition, the Employee Free Choice Act could increase the penalties the Company may incur if it engages in labor practices in violation of the National Labor Relations Act.

Failure by the Company's joint venture partners to observe their obligations could adversely affect the business and operations of the joint ventures and, in turn, the business and operations of the Company.

A portion of the Company's operations, including certain joint venture beverage can operations in Asia, the Middle East and South America, is conducted through certain joint ventures. The Company participates in these ventures with third parties. In the event that the Company's joint venture partners do not observe their obligations or are unable to commit additional capital to the joint ventures, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that the Company would have to increase its level of commitment to the joint venture.

If the Company fails to maintain an effective system of internal control, the Company may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm the Company's business. The Company must annually evaluate its internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of internal controls. If the Company fails to remedy or maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation.

In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect the Company's financial condition. There can be no assurance that the Company will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that the Company's management and external auditors will continue to conclude that the Company's internal controls are effective.

The Company is subject to litigation risks which could negatively impact its operations and net income.

The Company is subject to various lawsuits and claims with respect to matters such as governmental, environmental and employee benefits laws and regulations, securities, labor, and actions arising out of the normal course of business, in addition to asbestos-related litigation described under the risk factor titled "Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce the Company's cash flow and negatively impact its financial condition." The Company is currently unable to determine the total expense or possible loss, if any, that may ultimately be incurred in the resolution of such legal proceedings. Regardless of the ultimate outcome of such legal proceedings, they could result in significant diversion of time by the Company's management. The results of the Company's pending legal proceedings, including any potential settlements, are uncertain and the outcome of these disputes may decrease its cash available for operations and investment, restrict its operations or otherwise negatively impact its business, operating results, financial condition and cash flow.

The Company's Italian subsidiaries have received and expect to receive additional assessments for value added taxes and related income taxes from the Italian tax authorities resulting from certain third party suppliers' failures to remit required value added tax payments due by those suppliers under Italian law with respect to purchases for resale to the Company. The assessments cover tax periods 2004, 2005 and 2006 and additional assessments are expected to cover periods 2007 through 2009. The expected total assessments resulting from these third party suppliers failing to remit the tax payments are approximately €40 ($52 at December 31, 2011) plus any applicable interest and penalties. In early 2012, the Company received rulings from lower level Italian courts on certain of the assessments of which one was favorable and the other was unfavorable to the Company. The Company expects both rulings to be appealed. The Company continues to believe that, if necessary, it should be able to successfully dispute the assessments and demonstrate in the appropriate Italian courts that it has no additional liability for the asserted taxes. While the

Company intends to dispute the assessments, there can be no assurance that it will be successful in such disputes or regarding the final amount of additional taxes, if any, payable to the Italian tax authorities.

The recent global credit and financial crisis could have adverse effects on the Company.

The recent global credit and financial crisis could have significant adverse effects on the Company's operations, including as a result of any the following:

- downturns in the business or financial condition of any of the Company's key customers or suppliers, potentially resulting in customers' inability to pay the Company's invoices as they become due or at all or suppliers' failure to fulfill their commitments;
- potential losses associated with hedging activity by the Company for the benefit of its customers including counterparty risk associated with such hedging activity, or cost impacts of changing suppliers;
- a decline in the fair value of the Company's pension assets or a decline in discount rates used to measure the Company's pension obligations, potentially requiring the Company to make significant additional contributions to its pension plans to meet prescribed funding levels;
- the deterioration of any of the lending parties under the Company's senior secured revolving credit facilities or the creditworthiness of the counterparties to the Company's derivative transactions, which could result in such parties' failure to satisfy their obligations under their arrangements with the Company;
- noncompliance with the covenants under the Company's indebtedness as a result of a weakening of the Company's financial position or results of operations; and
- the lack of currently available funding sources, which could have a negative impact upon the liquidity of the Company as well as that of its customers and suppliers.

The Company relies on its information technology and the failure or disruption of its information technology could disrupt its operations and adversely affect its results of operations.

The Company's business increasingly relies on the successful and uninterrupted functioning of its information technology systems to process, transmit, and store electronic information. A significant portion of the communication between the Company's personnel around the world, customers, and suppliers depends on information technology. As with all large systems, the Company's information technology systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. In addition, security breaches could result in unauthorized disclosure of confidential information.

The concentration of processes in shared services centers means that any disruption could impact a large portion of the Company's business within the operating zones served by the affected service center. If the Company does not allocate, and effectively manage, the resources necessary to build, sustain and protect the proper technology infrastructure, the Company could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, the loss of or damage to intellectual property through security breach, as well as potential civil liability and fines under various states' laws in which the Company does business. The Company's information technology system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. In addition, if the Company's information technology systems suffer severe damage, disruption or shutdown and the Company's business continuity plans do not effectively resolve the issues in a timely manner, the Company may lose revenue and profits as a result of its inability to timely manufacture, distribute, invoice and collect payments from its customers, and could experience delays in reporting its financial results, including with respect to the Company's operations in emerging markets. Furthermore, if the Company is unable to prevent security breaches, it may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to the Company or to its customers or suppliers. Failure or disruption of these systems, or the back-up systems, for any reason could disrupt the Company's operations and negatively impact the Company's cash flows or financial condition.

Potential U.S. tax law changes could increase the Company's U.S. tax expense on its overseas earnings which could have a negative impact on its after-tax income and cash flow.

President Obama's Budget of the United States Government for 2013 indicates that legislative proposals may be made to reform the deferral of U.S. taxes on non-U.S. earnings, potentially significantly changing the timing and extent of taxation on the Company's unrepatriated non-U.S earnings. These reforms include, among other items, a proposal to further limit foreign tax credits and a proposal to defer interest expense deductions allocable to non-U.S earnings until earnings are repatriated. The proposal to defer interest expense deductions and other deductions for expenses could result in the Company not being able to currently deduct a significant portion of its interest expense. The proposal to defer tax deductions allocable to unrepatriated non-U.S. earnings has been set out in various draft Congressional legislative proposals in recent years which were not enacted, and at this juncture it is unclear whether these proposed tax revisions will be enacted, or, if enacted, what the precise scope of the revisions will be. However, depending on their content, such proposals could have a material adverse effect on the Company's after-tax income and cash flow.

Changes in accounting standards, taxation requirements and other law could negatively affect the Company's financial results.

New accounting standards or pronouncements that may become applicable to the Company from time to time, or changes in the interpretation of existing standards and pronouncements, could have a significant effect on the Company's reported results for the affected periods. The Company is also subject to income tax in the numerous jurisdictions in which the Company operates. Increases in income tax rates or other changes to tax laws could reduce the Company's after-tax income from affected jurisdictions or otherwise affect the Company's tax liability. In addition, the Company's products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions in which it operates. Increases in indirect taxes could affect the Company's products' affordability and therefore reduce demand for its products.

The Company may experience significant negative effects to its business as a result of new federal, state or local taxes, increases to current taxes or other governmental regulations specifically targeted to decrease the consumption of certain types of beverages.

Public health officials and government officials have become increasingly concerned about the public health consequences associated with over-consumption of certain types of beverages, such as sugar beverages and including those sold by certain of the Company's significant customers. Possible new federal, state or local taxes, increases to current taxes or other governmental regulations specifically targeted to decrease the consumption of these beverages may significantly reduce demand for the beverages of the Company's customers, which could in turn affect demand of the Company's customers for the Company's products. For example, members of the U.S. Congress recently raised the possibility of a federal tax on the sale of certain beverages, including non-diet soft drinks, fruit drinks, teas and flavored waters. Some state governments are also considering similar taxes. If enacted, such taxes could materially adversely affect the Company's business and financial results.

The Company's senior secured credit facilities provide that certain change of control events constitute an event of default. In the event of a change of control, the Company may not be able to satisfy all of its obligations under the senior secured credit facilities or other indebtedness.

The Company may not have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all of their obligations under the Company's senior secured credit facilities or other indebtedness in the event of a change of control. The Company's senior secured credit facilities provide that certain change of control events constitute an event of default under the senior secured credit facilities. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under the senior secured credit facilities to become due and payable and to proceed against the collateral securing the senior secured credit facilities. Any event of default or acceleration of the senior secured credit facilities will likely also cause a default under the terms of other indebtedness of the Company.

The loss of the Company's intellectual property rights may negatively impact its ability to compete.

If the Company is unable to maintain the proprietary nature of its technologies, its competitors may use its technologies to compete with it. The Company has a number of patents covering various aspects of its products, including its SuperEnd® beverage can end, whose primary patent expires in 2016, Easylift™ full aperture steel food can ends, PeelSeam™ flexible lidding and Ideal™ product line. The Company's patents may not withstand challenge in litigation, and patents do not ensure that competitors will not develop competing products or infringe upon the Company's patents. Moreover, the costs of litigation to defend the Company's patents could be substantial and may outweigh the benefits of enforcing its rights under its patents. The Company markets its products internationally and the patent laws of foreign countries may offer less protection than the patent laws of the United States. Not all of the Company's domestic patents have been registered in other countries. The Company also relies on trade secrets, know-how and other unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology. In addition, the Company has from time to time received letters from third parties suggesting that it may be infringing on their intellectual property rights, and third parties may bring infringement suits against the Company, which could result in the Company needing to seek licenses from these third parties or refraining altogether from use of the claimed technology.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of the Company's fiscal year relating to its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

As of December 31, 2011, the Company operated 134 manufacturing facilities of which 27 were leased. The Company has three divisions, defined geographically, within which it manufactures and markets its products. The Americas Division has 46 operating facilities of which 11 are leased. Within the Americas Division, 32 facilities operate in the U.S. of which 8 are leased. The European Division has 73 operating facilities of which 14 are leased and the Asia-Pacific Division has 15 operating facilities of which 2 are leased. Certain leases provide renewal or purchase options. The principal manufacturing facilities at December 31, 2011 are listed below and are grouped by product and by division.

Excluded from the list below are operating facilities in unconsolidated subsidiaries as well as service or support facilities. The service or support facilities include machine shop operations, plant operations dedicated to printing for cans and closures, coil shearing, coil coating and RD&E operations. Some operating facilities produce more than one product but have been presented below under the product with the largest contribution to sales.

Crown Holdings, Inc.

	Americas		Europe		Asia-Pacific
Beverage and Closures	Lawrence, MA Kankakee, IL Crawfordsville, IN Mankato, MN Batesville, MS Dayton, OH Cheraw, SC Conroe, TX Fort Bend, TX Winchester, VA Olympia, WA	La Crosse, WI Worland, WY Cabreuva, Brazil Estancia, Brazil Manaus, Brazil Ponta Grossa, Brazil Calgary, Canada Weston, Canada Santafe de Bogota, Colombia Guadalajara, Mexico Carolina, Puerto Rico	Custines, France Korinthos, Greece Patras, Greece Amman, Jordan Dammam, Saudi Arabia Jeddah, Saudi Arabia Kosice, Slovakia	Agoncillo, Spain Sevilla, Spain El Agba, Tunisia Izmit, Turkey Dubai, UAE Botcherby, UK Braunstone, UK	Phnom Penh, Cambodia Beijing, China Foshan, China Huizhou, China Hangshou, China Shanghai, China Selangor, Malaysia Singapore Bangkadi, Thailand * Dong Nai, Vietnam Hanoi, Vietnam Ho Chi Minh City, Vietnam
Food And Closures	Winter Garden, FL Pulaski Park, MD Owatonna, MN Omaha, NE Lancaster, OH Massillon, OH Mill Park, OH Connellsville, PA	Hanover, PA Suffolk, VA Seattle, WA Oshkosh, WI Chatham, Canada Kingston, Jamaica La Villa, Mexico Barbados, West Indies Trinidad, West Indies	Brive, France Carpentras, France Concarneau, France Laon, France Nantes, France Outreau, France Perigueux, France Lubeck, Germany Mühldorf, Germany Seesen, Germany (2) Tema, Ghana Thessaloniki, Greece Nagykoros, Hungary Athy, Ireland Aprilia, Italy (2) Battipaglia, Italy Calerno S. Ilario d'Enza, Italy Nocera Superiore, Italy Parma, Italy	Abidjan, Ivory Coast Toamasina, Madagascar Agadir, Morocco Casablanca, Morocco Goleniow, Poland Pruszcz, Poland Alcochete, Portugal Timashevsk, Russia Dakar, Senegal Dunajska, Slovakia Bellville, South Africa Agoncillo, Spain Molina de Segura, Spain Sevilla, Spain Vigo, Spain Neath, UK Poole, UK Wisbech, UK Worcester, UK	Bangpoo, Thailand Haadyai, Thailand Samrong, Thailand
Aerosol	Alsip, IL Decatur, IL	Faribault, MN Spartanburg, SC	Deurne, Belgium Spilamberto, Italy	Mijdrecht, Netherlands Sutton, UK	
Specialty Packaging	Belcamp, MD St. Laurent, Canada		Hoboken, Belgium Helsinki, Finland Chatillon-sur-Seine, France Rouen, France Vourles, France Chignolo Po, Italy Hoorn, Netherlands	Miravalles, Spain Montmelo, Spain Aesch, Switzerland Aintree, UK Carlisle, UK Mansfield, UK Newcastle, UK	
Canmaking and Spares	Norwalk, CT		Shipley, UK		

* Plant was shut down in 2011 due to damage caused by severe flooding.

The Company's manufacturing and support facilities are designed according to the requirements of the products to be manufactured. Therefore, the type of construction varies from plant to plant. Warehouse space is generally provided at each of the manufacturing locations, although the Company does lease outside warehouses.

Ongoing productivity improvements and cost reduction efforts in recent years have focused on upgrading and modernizing facilities to reduce costs, improve efficiency and productivity and phase out uncompetitive facilities. The Company has also opened new facilities to meet increases in market demand for its products. These actions reflect the Company's continued commitment to realign manufacturing facilities to maintain its competitive position in its markets. The Company continually reviews its operations and evaluates strategic opportunities. Further discussion of the Company's recent restructuring actions and divestitures is contained within "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Provision for Restructuring," and "Asset Impairments and Sales," and under Note M and Note N to the consolidated financial statements.

Utilization of any particular facility varies based upon demand for the product. While it is not possible to measure with any degree of certainty or uniformity the productive capacity of these facilities, management believes that, if necessary, production can be increased at several existing facilities through the addition of personnel, capital equipment and, in some facilities, square footage available for production. In addition, the Company may from time to time acquire additional facilities and/or dispose of existing facilities.

The Company's Americas and Corporate headquarters are in Philadelphia, Pennsylvania, its European headquarters is in Baar, Switzerland and its Asia-Pacific headquarters is in Singapore. The Company maintains research facilities in Alsip, Illinois and in Wantage, England. The Company's North American and European facilities, with certain exceptions, are subject to liens in favor of the lenders under its senior secured credit facility and under the Company's senior secured notes.

ITEM 3. LEGAL PROCEEDINGS

Crown Cork & Seal Company, Inc., a wholly-owned subsidiary of the Company ("Crown Cork"), is one of many defendants in a substantial number of lawsuits filed throughout the U.S. by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into Crown Cork. At December 31, 2011, the accrual for pending and future asbestos claims that are probable and estimable was $249 million.

In August 2010, the Spanish National Antitrust Commission issued a Proposal for Resolution (*Propuesta de Resolución*) alleging that Crown European Holdings SA, a wholly-owned subsidiary of the Company, and one of its subsidiaries violated Spanish and European competition law by coordinating certain commercial terms and exchanging information with competitors in Spain. The Proposal for Resolution does not constitute a decision on the merits and was replied to by the Company. In May 2011, the Antitrust Commission concluded that there was no violation and closed the investigation without rendering a formal decision. There can be no assurance that the Antitrust Commission will not re-open its investigation against the Company's subsidiary in the event new facts or other circumstances justify a new investigation.

In July 2010, a subsidiary of the Company became aware of an investigation by the Netherlands Competition Authority in relation to competition law matters. In April 2011, the Netherlands Competition Authority terminated its investigation having found no evidence to support any charges against the Company's subsidiary. There can be no assurance that the Netherlands Competition Authority will not re-open its investigation against the Company's subsidiary in the event new facts or other circumstances justify a new investigation.

The Company's Italian subsidiaries have received and expect to receive additional assessments for value added taxes and related income taxes from the Italian tax authorities resulting from certain third party suppliers' failures to remit required value added tax payments due by those suppliers under Italian law with respect to purchases for resale to the Company. The assessments cover tax periods 2004, 2005 and 2006 and additional assessments are expected to cover periods 2007 through 2009. The expected total assessments resulting from these third party suppliers failing to remit the tax payments are approximately €40 ($52 at December 31, 2011) plus any applicable interest and penalties. In early 2012, the Company received rulings from lower level Italian courts on certain of the assessments of which one was favorable and the other was unfavorable to the Company. The Company expects both rulings to be appealed. The Company continues to believe that, if necessary, it should be able to successfully dispute the assessments and demonstrate in the appropriate Italian courts that it has no additional liability for the asserted taxes. While the

Company intends to dispute the assessments, there can be no assurance that it will be successful in such disputes or regarding the final amount of additional taxes, if any, payable to the Italian tax authorities.

The Company has been identified by the Environmental Protection Agency as a potentially responsible party (along with others, in most cases) at a number of sites.

Further information on these matters and other legal proceedings is presented within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the captions “Provision for Asbestos” and “Environmental Matters” and under Note K and Note L to the consolidated financial statements.

ITEM 4.

Reserved.

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning the principal executive officers of the Company, including their ages and positions, is set forth in “Directors, Executive Officers and Corporate Governance” of this Annual Report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Registrant's common stock is listed on the New York Stock Exchange. On February 21, 2012, there were 4,686 registered shareholders of the Registrant's common stock, including 1,385 participants in the Company's Employee Stock Purchase Plan. The market price of the Registrant's common stock at December 31, 2011 is set forth in Part II of this Annual Report under Quarterly Data (unaudited). The foregoing information regarding the number of registered shareholders of common stock does not include persons holding stock through clearinghouse systems. Details regarding the Company's policy as to payment of cash dividends and repurchase of shares are set forth within "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Common Stock and Other Equity" and under Note O to the consolidated financial statements included in this Annual Report. Information with respect to shares of common stock that may be issued under the Company's equity compensation plans is set forth in "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this Annual Report.

Issuer Purchases of Equity Securities

The following table provides information about the Company's purchase of its equity securities during the year ended December 31, 2011.

2011	Total Number of Shares Purchased	Average Price Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that may yet be Purchased under the Programs as of the end of the Period (millions)
May	5,018,701	$39.85	5,018,701	$394
December	2,771,004	36.09	2,771,004	$294
Total	7,789,705	$38.51	7,789,705	$294

The share repurchases were made pursuant to an authorization from the Company's Board of Directors to repurchase up to $600 million of the Company's common stock through the end of 2012. Share repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. As of December 31, 2011, $294 million of the Company's outstanding common stock may be repurchased under this program.

The Company is not obligated to acquire any shares of its common stock and the share repurchase program may be suspended or terminated at any time at the Company's discretion. Share repurchases are subject to the terms of the Company's debt agreements, market conditions and other factors. The repurchased shares, if any, are expected to be used for the Company's stock-based benefit plans, as required, and to offset dilution resulting from the issuance of shares thereunder, and for other general corporate purposes.

See Note O to the consolidated financial statements for additional information regarding the Company's share repurchases.

COMPARATIVE STOCK PERFORMANCE

Comparison of Five-Year Cumulative Total Return (a)
Crown Holdings, Inc., S&P 500 Index, Dow Jones "U.S. Containers & Packaging" Index (b)



$200
$150
$100
$50
$0
123
92
122
160
161
107
105
67
66
94
84
110
110
97
99
2006
2007
2008
2009
2010
2011
Fiscal Year Ended December 31
Crown Holdings
S&P 500 Index
Dow Jones "U.S. Containers & Packaging" Index

(a) Assumes that the value of the investment in Crown Holdings, Inc. common stock and each index was $100 on December 31, 2006 and that all dividends were reinvested.

(b) Industry index is weighted by market capitalization and is comprised of Crown Holdings, AptarGroup, Ball, Bemis, Greif, MeadWestvaco, Owens-Illinois, Packaging Corp. of America, RockTenn, Sealed Air, Silgan, Sonoco and Temple-Inland.

ITEM 6. SELECTED FINANCIAL DATA

(in millions, except per share, ratios and other statistics)	2011	2010	2009	2008	2007
Summary of Operations					
Net sales	$ 8,644	$ 7,941	$ 7,938	$ 8,305	$ 7,727
Cost of products sold, excluding depreciation and amortization	7,120	6,519	6,551	6,885	6,468
Depreciation and amortization	176	172	194	216	229
Selling and administrative expense	395	360	381	396	385
Provision for asbestos	28	46	55	25	29
Provision for restructuring	77	42	43	21	20
Asset impairments and sales	6	(18)	(6)	6	100
Loss from early extinguishments of debt	32	16	26	2	
Interest expense, net of interest income	221	194	241	291	304
Translation and exchange adjustments	2	(4)	(6)	21	(9)
Income before income taxes and equity earnings	587	614	459	442	201
Provision for/(benefit from) income taxes	194	165	7	112	(400)
Equity earnings/(loss)	3	3	(2)		
Net income	396	452	450	330	601
Net income attributable to noncontrolling interests	(114)	(128)	(116)	(104)	(73)
Net income attributable to Crown Holdings	$ 282	$ 324	$ 334	$ 226	$ 528
Financial Position at December 31					
Working capital	$ 318	$ 272	$ 317	$ 385	$ 151
Total assets	6,868	6,899	6,532	6,774	6,979
Total cash and cash equivalents	342	463	459	596	457
Total debt	3,532	3,048	2,798	3,337	3,437
Total debt, less cash and cash equivalents, ... to total capitalization (1)	108.1 %	91.9 %	85.9 %	98.7 %	89.8 %
Total equity/(deficit)	(239)	229	383	36	338
Common Share Data (dollars per share)					
Earnings:					
Basic	$ 1.86	$ 2.03	$ 2.10	$ 1.42	$ 3.27
Diluted	1.83	2.00	2.06	1.39	3.19
Market price on December 31	33.58	33.38	25.58	19.20	25.65
Book value attributable to Crown Holdings based on year-end outstanding shares	(3.19)	(0.62)	(0.04)	(1.99)	0.09
Number of shares outstanding at year-end	148.4	155.3	161.5	159.2	159.8
Average shares outstanding					
Basic	151.7	159.4	159.1	159.6	161.3
Diluted	154.3	162.4	161.9	162.9	165.5
Other					
Capital expenditures	$ 401	$ 320	$ 180	$ 174	$ 156
Number of employees	20,655	20,537	20,510	21,268	21,819

Notes:
(1) Total capitalization consists of total debt and total equity/(deficit), less cash and cash equivalents.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in millions, except per share, average settlement cost per asbestos claim, employee, shareholder and statistical data; per share earnings are quoted as diluted)

INTRODUCTION

This discussion summarizes the significant factors affecting the results of operations and financial condition of Crown Holdings, Inc. (the "Company") as of and during the three-year period ended December 31, 2011. This discussion should be read in conjunction with the consolidated financial statements included in this Annual Report.

EXECUTIVE OVERVIEW

The Company's focus is to increase shareholder value by maximizing cash flow while investing in promising growth projects in emerging markets and generating sufficient returns which can be reinvested in the Company to expand or improve its operations, used to pay down debt and/or returned to shareholders. The Company's current growth projects include expansion in the emerging markets of Brazil, China, and Southeast Asia. When the current lineup of expansion projects is completed, the Company expects to have added approximately 8.5 billion units of incremental can capacity to its year-end 2011 levels. In the mature, developed markets of North America and Western Europe, the Company continues to focus on improving productivity and efficiency while reducing material and resource use and waste.

The key performance measure used by the Company is segment income, which is a non-GAAP measure. Segment income is defined by the Company as gross profit less selling and administrative expenses. Improving segment income is primarily dependent on the Company's ability to increase revenues and manage costs. The Company's key strategies for increasing revenues include investing in geographic markets with growth potential and developing innovative packaging products using proprietary technology. The Company's cost control efforts focus on improving operating efficiencies and managing material and labor costs, including pension and other benefit costs. In addition, the Company considers refinancing transactions aimed at reducing the Company's leverage, as well as possible acquisitions (which, if effected, may increase the Company's indebtedness or involve the issuance of Company securities), dispositions, investments or repurchases of its common stock. Such transactions would be subject to compliance with the Company's debt agreements.

The Company's revenues and costs are impacted by the cost of aluminum and steel, the primary raw materials used to manufacture the Company's products, which have been subject to significant volatility in recent years. The Company attempts to pass-through these costs to its customers either through provisions that adjust the selling prices to certain customers based on changes in the market price of the applicable raw material, or through surcharges where no such provision exists. However, there can be no assurance that the Company will be able to fully recover from its customers the impact of any increased aluminum and steel costs. In addition, if the Company is unable to purchase steel or aluminum for a significant period of time, its operations would be disrupted.

RESULTS OF OPERATIONS

The foreign currency translation impacts referred to below were primarily due to changes in the euro and pound sterling in the Company's European segments, the Canadian dollar in the Company's Americas segments and the Chinese renminbi and Thai baht in the Company's Asian businesses included in non-reportable segments.

NET SALES AND SEGMENT INCOME

Net sales increased from $7,941 in 2010 to $8,644 in 2011 primarily due to $432 from the pass-through of higher raw material costs, $84 from higher net global sales unit volumes due to organic growth and increased customer demand and $197 from the impact of foreign currency translation.

Net sales increased from $7,938 in 2009 to $7,941 in 2010 primarily due to higher global sales unit volumes which offset decreases due to the pass-through of lower raw material costs and $42 from the impact of foreign currency translation.

Information about categories of net sales as a percentage of consolidated net sales follows.

	2011	2010	2009
Net sales from U.S. operations	26.6%	28.3%	28.0%
Sales of beverage cans and ends	52.4%	51.2%	47.6%
Sales of food cans and ends	30.2%	31.2%	34.0%

Discussion and analysis of net sales and segment income by segment follows.

AMERICAS BEVERAGE

The Americas Beverage segment manufactures aluminum beverage cans and ends and steel crowns, commonly referred to as "bottle caps", and supplies a variety of customers throughout the U.S., Brazil, Canada, Colombia and Mexico. The Company recently completed construction of a new plant in Ponta Grossa, Brazil with the first line commencing commercial operations in the first quarter of 2011 and a second line commencing commercial operations in the second quarter of 2011. In addition, the Company commenced commercial operations of a second line in its plant in Estancia, Brazil in the second quarter of 2011. At full capacity and efficiency, these additions are expected to add annual capacity of more than 2.5 billion cans. The Company also plans to construct a new beverage can plant in Belem, Brazil which is expected to be completed during the fourth quarter of 2012.

Net sales in the Americas Beverage segment increased from $2,097 in 2010 to $2,273 in 2011 primarily due to $113 from the pass-through of higher raw material costs, primarily aluminum, $48 from increased sales unit volumes due to market growth in Brazil which offset lower sales unit volumes in the U.S. and $15 from the impact of foreign currency translation. The increase in sales unit volumes is primarily due to the start of commercial operations at the Company's plant in Ponta Grossa, Brazil in the first quarter of 2011 and the start of commercial operations on the second can line at the Company's plant in Estancia, Brazil in the second quarter of 2011.

Net sales in the Americas Beverage segment increased from $1,819 in 2009 to $2,097 in 2010, primarily due to $206 from increased sales unit volumes and $39 from the impact of foreign currency translation.

Segment income in the Americas Beverage segment increased from $275 in 2010 to $302 in 2011 primarily due to $19 from increased sales unit volumes and favorable product mix and $7 from lower operating costs.

Segment income in the Americas Beverage segment increased from $207 in 2009 to $275 in 2010, primarily due to increased sales unit volumes in the U.S., Canada and Brazil.

NORTH AMERICA FOOD

The North America Food segment manufactures steel and aluminum food cans and ends and metal vacuum closures and supplies a variety of customers in the U.S. and Canada.

Net sales in the North America Food segment decreased from $897 in 2010 to $889 in 2011 primarily due to $54 from lower sales unit volumes as decreased market demand in the U.S. for food cans offset higher sales unit volumes in metal vacuum closures. The decrease was partially offset by $39 from the pass-through of higher raw material costs, primarily tinplate, and $7 from the impact of foreign currency translation.

Net sales in the North America Food segment decreased from $1,006 in 2009 to $897 in 2010 primarily due to the pass-through of lower steel costs and a $76 from lower sales unit volumes, partially offset by $11 from the impact of foreign currency translation.

Segment income in the North America Food segment increased from $120 in 2010 to $146 in 2011 primarily due to $19 from lower operating costs including the benefits from prior plant closures in Canada and lower postretirement benefits in the U.S. resulting from plan amendments in 2010 and 2011 and $5 from inventory holding gains from the sale of inventory on hand at the end of 2010.

Segment income in the North America Food segment decreased from $140 in 2009 to $120 in 2010, primarily due to inventory holding gains from 2009 that did not recur in 2010.

EUROPE BEVERAGE

The Company's European Beverage segment manufactures steel and aluminum beverage cans and ends and supplies a variety of customers throughout Eastern and Western Europe, the Middle East and North Africa. In the second quarter of 2011, the Company commenced commercial operations of the second line at its plant in Kechnec, Slovakia. The second line is expected to add full annualized capacity of 750 million cans. In the third quarter of 2012, the Company expects to complete construction of a new plant in Osmaniye, Turkey which is expected to add full annualized capacity of 700 million cans.

Net sales in the European Beverage segment increased from $1,524 in 2010 to $1,669 in 2011 primarily due to $58 from increased sales unit volumes primarily in Slovakia, $56 from the pass-through of higher raw material costs and $31 from the impact of foreign currency translation.

Net sales in the European Beverage segment decreased from $1,567 in 2009 to $1,524 in 2010 primarily due to the pass-through of lower raw material costs and $29 from the impact of foreign currency translation, partially offset by $101 from increased sales unit volumes.

Segment income in the European Beverage segment decreased from $244 in 2010 to $210 in 2011 primarily due to increased costs, including lower productivity, which were not fully offset by increases in selling prices and increased volume activity.

Segment income in the European Beverage segment decreased from $262 in 2009 to $244 in 2010 primarily due to pricing adjustments including inventory holding gains from 2009 that did not recur in 2010 and $4 from the impact of foreign currency translation, partially offset by an increase in sales unit volumes.

EUROPEAN FOOD

The European Food segment manufactures steel and aluminum food cans and ends, and metal vacuum closures and supplies a variety of customers throughout Europe and Africa.

Net sales in the European Food segment increased from $1,841 in 2010 to $1,999 in 2011 primarily due to $142 from the pass-through of higher raw material costs, primarily tinplate, and $86 from the impact of foreign currency translation partially offset by $70 from lower sales unit volumes.

Net sales in the European Food segment decreased from $1,968 in 2009 to $1,841 in 2010, primarily due to the pass-through of lower steel costs and $73 from the impact of foreign currency translation, partially offset by $50 from increased sales unit volumes.

Segment income in the European Food segment increased from $224 in 2010 to $239 in 2011 primarily due to $24 from lower operating costs, $5 from inventory holding gains from the sale of inventory on hand at the end of 2010 and $11 from the impact of foreign currency translation partially offset by $25 from lower sales unit volumes including the fourth quarter 2010 effects of customers' buying ahead of 2011 tinplate price increases.

Segment income in the European Food segment decreased from $238 in 2009 to $224 in 2010, primarily due to inventory holding gains from 2009 that did not recur in 2010 and $10 from the impact of foreign currency translation, partially offset by an increase in sales unit volumes.

EUROPEAN SPECIALTY PACKAGING

The European Specialty Packaging segment manufactures a wide variety of specialty containers, with numerous lid and closure variations and supplies a variety of customers throughout Europe.

Net sales in the European Specialty Packaging segment increased from $395 in 2010 to $434 in 2011 primarily due to $26 from the pass-through of higher raw material costs and $21 from the impact of foreign currency translation partially offset by $8 from lower sales unit volumes.

Net sales in the European Specialty Packaging segment decreased from $404 in 2009 to $395 in 2010, primarily due to $23 from the pass-through of lower raw material costs and $14 from the impact of foreign currency translation partially offset by $28 from increased sales unit volumes.

Segment income in the European Specialty Packaging increased from $22 in 2010 to $30 in 2011 primarily due to $4 from favorable product mix and $4 from lower operating costs.

Segment income in the European Specialty Packaging segment increased from $18 in 2009 to $22 in 2010 primarily due to cost reductions, including plant operating efficiencies, which offset inventory holding gains in 2009 that did not recur in 2010.

NON-REPORTABLE SEGMENTS

The Company's non-reportable segments primarily include its aerosol can businesses in North America, Europe and Thailand, its beverage can businesses in Cambodia, China, Malaysia, Singapore, Thailand and Vietnam, its food can and closures business in Thailand and its tooling and equipment operations in the U.S. and United Kingdom.

In the second quarter of 2011, the Company commenced commercial operations at its new beverage can plant in Hangzhou, China. In the third quarter of 2011, the Company began production on the second beverage can line at its plant in Phnom Penh, Cambodia. In the fourth quarter of 2011, the Company's beverage can plant in Thailand was damaged due to severe flooding. The Company expects to complete the rebuilding of its damaged Thailand capacity by 2013.

In 2012, the Company expects to complete new plants in Putian, Ziyang and Heshan, China and to expand capacity in Ho Chi Minh City, Vietnam. In 2013, the Company expects to complete new plants in Changchun, Nanning and XinXiang, China and Danang, Vietnam and to expand capacity in Malaysia and Putian. Once construction is complete, the Company expects to have eleven beverage can plants strategically located across China and four in Vietnam.

Net sales in non-reportable segments increased from $1,187 in 2010 to $1,380 in 2011 primarily due to $133 from increased beverage can sales and the pass-through of higher raw material costs in Cambodia, China, and Vietnam, $30 from increased beverage equipment sales to can manufacturers and $37 from the impact of foreign currency translation partially offset by $10 from the April 2010 sale of the Company's plastic closures business in Brazil. Growth in sales unit volumes in Cambodia, China, and Vietnam is primarily the result of increased regional demand driven by macroeconomic factors such as GDP growth and increased consumer spending.

Net sales in non-reportable segments increased from $1,174 in 2009 to $1,187 in 2010 primarily due to $19 from the impact of foreign currency translation, and $49 from increased beverage can sales unit volumes in Cambodia, China, Malaysia and Vietnam, partially offset by $23 from the April 2010 sale of the Company's plastic closures business in Brazil and the pass-through of lower steel costs to customers in the Company's aerosol can businesses. Growth in sales unit volumes were the result of increased regional demand driven by macroeconomic factors such as GDP growth and increased consumer spending.

Segment income in non-reportable segments increased from $206 in 2010 to $234 in 2011 primarily due to $10 from increased sales unit volumes in Cambodia, China, and Vietnam, $8 from increased beverage equipment sales and $6 from the impact of foreign currency translation.

Segment income in non-reportable segments increased from $180 in 2009 to $206 in 2010 primarily due to increased market demand for beverage cans in Cambodia, China and Vietnam.

CORPORATE AND UNALLOCATED EXPENSE

Corporate and unallocated costs increased from $201 in 2010 to $208 in 2011 primarily due to a benefit of $20 in 2010 from the settlement of a legal dispute unrelated to the Company's ongoing operations that did not recur in 2011 partially offset by $15 of lower pension costs.

Corporate and unallocated costs decreased from $233 in 2009 to $201 in 2010 primarily due to a benefit of $20 in 2010 from the settlement of a legal dispute unrelated to the Company's ongoing operations and $18 of lower pension costs, partially offset by an increase of $6 related to miscellaneous other corporate costs.

COST OF PRODUCTS SOLD (EXCLUDING DEPRECIATION AND AMORTIZATION)

Cost of products sold, excluding depreciation and amortization, increased from $6,519 in 2010 to $7,120 in 2011, primarily due to increased global sales unit volumes, increased raw material costs and $166 from the impact of foreign currency translation.

Cost of products sold, excluding depreciation and amortization, decreased from $6,551 in 2009 to $6,519 in 2010, primarily due to lower raw material costs and $28 from the impact of foreign currency translation, partially offset by higher sales unit volumes.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased from $172 in 2010 to $176 in 2011 primarily due to $4 from the impact of foreign currency translation. Depreciation and amortization decreased from $194 in 2009 to $172 in 2010 primarily due to lower capital spending in prior years. As the Company's current capacity expansion projects are completed and depreciation commences, depreciation is expected to increase in future periods.

SELLING AND ADMINISTRATIVE EXPENSE

Selling and administrative expense increased from $360 in 2010 to $395 in 2011 primarily due to $20 of benefit from the settlement of a legal dispute unrelated to the Company's ongoing operations in 2010 that did not recur in 2011 and $10 from the impact of foreign currency translation.

Selling and administrative expense decreased from $381 in 2009 to $360 in 2010 primarily due to a benefit of $20 from the settlement of a legal dispute unrelated to the Company's ongoing operations.

PROVISION FOR ASBESTOS

Crown Cork & Seal Company, Inc. is one of many defendants in a substantial number of lawsuits filed throughout the U.S. by persons alleging bodily injury as a result of exposure to asbestos. During 2011, 2010 and 2009 the Company recorded charges of $28, $46 and $55, respectively, to increase its accrual for asbestos-related costs and made asbestos-related payments of $28, $27 and $26, respectively. The Company expects 2012 payments to be generally consistent with prior years' levels. See Note K to the consolidated financial statements for additional information regarding the provision for asbestos-related costs. Also see the Critical Accounting Policies section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's policies with respect to asbestos liabilities.

PROVISION FOR RESTRUCTURING

In 2011, the Company recorded a charge of $77 for restructuring actions as follows.

The Company recorded a charge of $20 related to the relocation of its European Division and management to Switzerland effective January 1, 2011 in order to benefit from a more centralized management location. The charge included $19 for the estimated employee compensation costs resulting from an intercompany payment related to the relocation and is expected to be paid over the next one to four years.

The Company recorded a charge of $3 in its North America Food segment primarily related to prior Canadian plant closures.

The Company recorded a charge of $9 for headcount reductions in its European Food segment. The Company expects that these actions may result in annual pre-tax savings of $6 when fully implemented in 2013.

The Company recorded a charge of $45 to reduce manufacturing capacity and headcount throughout its Western European operations, primarily in its European Aerosol can business. The Company expects that these actions may result in annual pre-tax savings of $27 when fully implemented in 2013.

There can be no assurance that any such pre-tax savings will be realized.

During 2010, the Company recorded a charge of $42 for restructuring costs including $22 related to the closure of a Canadian plant in the Company's North America Food segment, $6 for strip and clean costs from prior restructuring actions primarily in the Company's North America Food segment, $8 for severance costs covering administrative headcount reductions due to relocation of the Company's European division headquarters and $6 for other related costs.

During 2009, the Company recorded a charge of $43 for restructuring costs, including $20 related to the closure of two food can plants and an aerosol can plant in Canada, $19 for severance costs to reduce headcount in the Company's European division and $4 for costs related to a prior restructuring action in Canada.

See Note M to the consolidated financial statements for additional information on these charges.

LOSS FROM EARLY EXTINGUISHMENTS OF DEBT

During 2011, the Company recorded a charge of $32 in connection with the repayment of its $600 outstanding 7.75% senior secured notes due 2015 and its €83 ($121) 6.25% first priority senior secured notes due 2011.

During 2010, the Company recorded a charge of $16 in connection with the repayment of €76 ($101) of its 6.25% first priority senior secured notes due 2011 and its $200 outstanding 7.625% senior notes due 2013.

During 2009, the Company recorded a charge of $26 in connection with the repayment of €300 ($442) of its 6.25% first priority senior secured notes due 2011, its outstanding 8.0% debentures due 2023, $300 of its 7.625% senior notes due 2013 and $86 of its 7.50% debentures due 2096.

INTEREST EXPENSE

Interest expense increased from $203 in 2010 to $232 in 2011 primarily due to $23 from higher average debt outstanding and $4 from the impact of foreign currency translation. Interest expense decreased from $247 in 2009 to $203 in 2010 primarily due to $41 from lower average debt outstanding.

TRANSLATION AND FOREIGN EXCHANGE ADJUSTMENTS

During 2011, 2010 and 2009, the Company recorded foreign exchange (losses)/gains of $(2), $4 and $6, respectively, primarily for certain subsidiaries that had unhedged currency exposure arising from intercompany debt obligations and for other subsidiaries whose functional currency is not their local currency.

TAXES ON INCOME

The Company's effective income tax rate in 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Income before income taxes	587	614	459
Provision for income taxes	194	165	7
Effective income tax rate	33.0%	26.9%	1.5%

The effective income tax rate in 2011 was higher than in 2010 primarily due to a net tax charge of $25 in 2011 in connection with the relocation of the Company's European headquarters and management to Switzerland and a tax benefit of $7 in 2010, that did not recur in 2011, from the nontaxable settlement of a legal dispute unrelated to the Company's operations.

The low effective income tax rate in 2009 was primarily due to $122 of valuation allowance adjustments including $58 in the U.S. and $42 in France related to the release of valuation allowances based on future income projections, $16 for deferred tax assets used for 2009 profits in France, and $6 for the release of valuation allowances in Germany due to a change in tax law that will allow the Company to use tax losses that it previously could not use. The valuation allowance release in the U.S. included $54 for foreign tax credits that expire in 2016 through 2019 and $4 for research credits that expire in 2019. Prior to the fourth quarter of 2009, the Company was unable to conclude that it was more likely than not that these tax credits, which can only be used after all of the Company's tax losses are used, would be realized before their expiration.

See Note W to the consolidated financial statements for additional information regarding income taxes. Also see the Critical Accounting Policies section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's policies with respect to valuation allowances.

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS

Net income attributable to noncontrolling interests decreased from $128 in 2010 to $114 in 2011 primarily due to the acquisition of additional ownership interests in certain operations in Beijing, Dubai, Greece, Jordan, Shanghai, Tunisia and Vietnam which offset increased earnings in Brazil.

Net income attributable to noncontrolling interests increased from $116 in 2009 to $128 in 2010 primarily due to increased earnings in the Americas Beverage segment primarily in Brazil where the noncontrolling investor has a 50% ownership interest.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash provided by operating activities decreased from $590 in 2010 to $379 in 2011 including $325 of increased pension contributions and $40 of increased interest payments.

Receivables used cash of $36 in 2011 compared to $255 in 2010. The increase in 2011 is comparable to $47 in 2010 after adjusting 2010 for the $208 increase due to a change in accounting guidance requiring the Company's securitization facilities and a portion of its factoring facilities to be accounted for as secured borrowings. Days sales outstanding for trade receivables decreased from 38 in 2010 to 35 in 2011 as increased receivables from higher raw material costs and increased sales unit volumes were offset by increased factoring.

Inventories used cash of $119 in 2011 due to $65 from higher raw material costs and $50 from increased inventory levels primarily due to capacity expansion primarily in Asia and Brazil. The cash used for inventories was largely offset by $100 of cash provided by accounts payable and accrued liabilities.

Cash provided by operating activities decreased from $756 in 2009 to $590 in 2010 primarily due to $208 from a change in accounting guidance requiring the Company's securitization facilities and a portion of its factoring facilities to be accounted for as secured borrowings and an increase in tax payments of $29, partially offset by a reduction of $83 in interest payments primarily due to lower average debt outstanding and the timing of interest payments on refinanced debt.

INVESTING ACTIVITIES

Net cash used for investing activities increased from $281 in 2010 to $372 in 2011 primarily due to an increase in capital expenditures related to the Company's current beverage can capacity expansion projects in Brazil, China, Eastern Europe and Southeast Asia. Currently, the Company expects capital expenditures of approximately $325 in 2012 excluding the cost to rebuild beverage can capacity lost to flooding which the Company expects will be reimbursed by insurance. At December 31, 2011, the Company had $72 of capital commitments primarily related to its expansion projects. The Company expects to fund these commitments primarily through cash flows generated from operations and to fund any excess needs over available cash through external borrowings.

Net cash used for investing activities increased from $200 in 2009 to $281 in 2010 primarily due to an increase in capital expenditures due to beverage can capacity expansion. In addition, 2010 included $39 of proceeds from the sales of property, plant and equipment and from the sale of a business whereas 2009 included an outflow of $22 to purchase a business in Vietnam as discussed in Note T to the consolidated financial statements.

FINANCING ACTIVITIES

Cash used for financing activities was $129, $299 and $701 in 2011, 2010 and 2009, respectively.

In 2011 and 2010, cash used for financing activities was primarily to repurchase shares of the Company's common stock as described in Note O to the consolidated financial statements, purchase additional ownership interests in certain operations from noncontrolling interests as described in Note T to the consolidated financial statements, pay dividends to noncontrolling interests in the Company's non-wholly owned subsidiaries in Asia, the Middle East and South America and in 2011 to prefund $328 of pension obligations in the U.S. and Canada.

In 2010, cash flows from financing activities included an increase of $208 from a change in accounting guidance requiring the Company's securitization facilities and a portion of its factoring facilities to be accounted for as secured borrowings.

In 2009, cash used for financing activities was primarily to reduce the Company's outstanding long-term debt.

In 2011, 2010 and 2009, other financing activities included payments of $9, $34 and $63, respectively, to settle foreign currency derivatives used to hedge intercompany debt obligations.

LIQUIDITY

As of December 31, 2011, $314 of the Company's $342 cash and cash equivalents was located outside the U.S. The Company is not currently aware of any legal restrictions under foreign law that materially impact its access to cash held outside the U.S.

The Company funds its cash needs in the U.S. through a combination of cash flows generated in the U.S. and dividends from certain foreign subsidiaries. The Company records current and/or deferred U.S. taxes for the earnings of these foreign subsidiaries. For certain other foreign subsidiaries, the Company considers earnings indefinitely reinvested and has not recorded any U.S. taxes. Of the cash and cash equivalents located outside the U.S., $156 was held by subsidiaries for which earnings are considered indefinitely reinvested. While based on current operating plans the Company does not foresee a need to repatriate these funds, if such earnings were repatriated the Company would be required to record any incremental U.S. taxes on the repatriated funds.

The Company funds its worldwide cash needs through a combination of cash flows from operations, borrowings under its revolving credit facilities and the acceleration of cash receipts under its receivables securitization and factoring facilities. As of December 31, 2011, the Company has available capacity of $100 under its North American securitization facility and $1,021 under its revolving credit facilities. The Company has current maturities of long-term debt of $67 due in 2012 and is not required to refinance or renegotiate any of its current sources of liquidity in 2012.

The Company has substantial debt outstanding. The ratio of total debt, less cash and cash equivalents, to total capitalization was 108.1%, 91.9% and 85.9% at December 31, 2011, 2010 and 2009, respectively. Total capitalization is defined by the Company as total debt plus total equity, less cash and cash equivalents. The increase in 2011 compared to 2010 was primarily due to additional borrowings which were used, in part, to repurchase shares of the Company's common stock and to purchase additional ownership interests in certain operations from noncontrolling interests.

The Company's debt agreements contain covenants that provide limits on the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, make certain other restricted payments, create liens and engage in sale and leaseback transactions. These restrictions are subject to a number of exceptions, however, allowing the Company to incur additional debt or make otherwise restricted payments. The amount of restricted payments permitted to be made, including dividends and repurchases of the Company's common stock, is generally limited to the cumulative excess of $200 plus 50% of adjusted net income plus proceeds from the exercise of employee stock options over the aggregate of restricted payments made since July 2004. Adjustments to net income may include, but are not limited to, items such as asset impairments, gains and losses from asset sales and early extinguishments of debt.

The Company's revolving credit facility and term loans also contain various financial covenants. The interest coverage ratio is calculated as Adjusted EBITDA divided by interest expense. Adjusted EBITDA is calculated as the sum of net income attributable to Crown Holdings, net income attributable to noncontrolling interests, income taxes, interest expense, depreciation and amortization, and certain non-cash charges. The Company's interest coverage ratio of 4.72 to 1.0 at December 31, 2011 was in compliance with the covenant requiring a ratio of at least 2.85 to 1.0. The total net leverage ratio is calculated as total net debt divided by Adjusted EBITDA, as defined above. Total net debt is defined in the credit agreement as total debt less cash and cash equivalents. The Company's total net leverage ratio of 2.78 to 1.0 at December 31, 2011 was in compliance with the covenant requiring a ratio no greater than 4.0 to 1.0. The ratios are calculated at the end of each quarter using debt and cash balances as of the end of the quarter and Adjusted EBITDA and interest expense for the most recent twelve months. Failure to meet the financial covenants could result in the acceleration of any outstanding amounts due under the revolving credit facilities, term loan agreements and senior notes due 2017, 2018 and 2021. In addition, the interest rate on the revolving credit facilities can vary from EURIBOR or LIBOR plus a margin of 1.75% up to 2.25% based on the total net leverage ratio. The margin is 1.75% at a ratio of less than 2.0 to 1.0, 2.25% at a ratio of 2.5 to 1.0 or higher, and 2.0% in between. The term loans bear interest of LIBOR or EURIBOR plus 1.75%.

The Company's current sources of liquidity and borrowings expire or mature as follows: its $200 North American securitization facility in March 2013; its $1,200 revolving credit facilities in June 2015; its $400 7.625% senior notes in May 2017; its €500 ($647) 7.125% senior notes in August 2018; its $700 6.25% senior notes in February 2021; its $350 7.375% senior notes in December 2026; its $64 7.5% senior notes in December 2096; and $230 of other indebtedness in various currencies at various dates through 2019. In addition the Company's term loan facilities mature as follows: $45 in June 2013, $91 in June 2014, $136 in June 2015 and $633 in June 2016.

DEBT ACTIVITY

In January 2011, the Company sold $700 principal amount of 6.25% senior notes due 2021. The Company used a portion of the proceeds to retire all of its $600 outstanding 7.75% senior notes due 2015.

In June 2011, the Company amended its existing senior secured credit facilities to add a $200 term loan facility and a €274 ($355 at December 31, 2011) term loan facility, each of which will mature in June 2016 and bear interest at LIBOR or EURIBOR plus 1.75%. The Company used borrowings under the new term loan facilities to repay its existing term loans, which were scheduled to mature on November 15, 2012, and to redeem all of the Company's outstanding 6.25% first priority senior secured notes due 2011.

In November 2011, the Company amended its existing senior secured credit facilities to add an additional $350 term loan facility which expires in June 2016 and bears interest at LIBOR plus 1.75%. The Company used borrowings under the new term loan to pre-fund its pension obligations in the U.S. and Canada.

See Note Q to the consolidated financial statements for further information relating to the Company's debt.

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2011 are summarized in the table below.

	Payments Due by Period						
	2012	2013	2014	2015	2016	2017 & after	Total
Long-term debt	$ 67	$ 219	$ 134	$ 175	$ 645	$ 2,175	$ 3,415
Interest on long-term debt	188	184	177	173	168	152	1,042
Operating leases	54	41	26	17	12	43	193
Projected pension contributions	130	89	104	204	158		685
Postretirement obligations	26	28	21	21	21	103	220
Purchase obligations	2,757	1,292	1,049	520			5,618
Total contractual cash obligations	$ 3,222	$ 1,853	$ 1,511	$ 1,110	$ 1,004	$ 2,473	$ 11,173

All amounts due in foreign currencies are translated at exchange rates as of December 31, 2011.

Interest on long-term debt is presented through 2017 only, represents the interest that will accrue by year, and is calculated based on interest rates in effect as of December 31, 2011. Interest on the Company's revolving credit facility is calculated based on $119 of outstanding balances as of December 31, 2011.

The projected pension contributions caption includes the contributions the Company expects to make in 2012 to 2016 to fund its plans. The postretirement obligations caption includes the expected payments through 2021 to retirees for medical and life insurance coverage. The pension and postretirement projections require the use of numerous estimates and assumptions such as discount rates, rates of return on plan assets, compensation increases, health care cost increases, mortality and employee turnover. Therefore, these amounts have been provided for five years only in the case of pensions and through 2021 in the case of postretirement costs.

Purchase obligations include commitments for raw materials and utilities at December 31, 2011. These commitments specify significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of transactions.

The obligations above exclude $37 of unrecognized tax benefits for which the Company has recorded liabilities. These amounts have been excluded because the Company is unable to estimate when these amounts may be paid, if at all. See Note W to the consolidated financial statements for additional information on the Company's unrecognized tax benefits.

In order to further reduce leverage and future cash interest payments, the Company may from time to time repurchase outstanding notes and debentures with cash, exchange shares of its common stock for the Company's outstanding notes and debentures, or seek to refinance its existing credit facilities and other indebtedness. The Company will evaluate any such transactions in light of then existing market conditions and may determine not to pursue such transactions.

MARKET RISK

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its use of other methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices and foreign exchange rates, to effectively achieve its goal of risk reduction. The Company's objective in managing its exposure to market risk is to limit the impact on earnings and cash flow.

The Company manages foreign currency exposures at the operating unit level. Exposures that cannot be naturally offset within an operating unit are hedged with derivative financial instruments where possible and cost effective in the Company's judgment. Foreign exchange contracts which hedge defined exposures generally mature within twelve months.

The table below provides information in U.S. dollars as of December 31, 2011 about the Company's forward currency exchange contracts. The majority of the contracts expire in 2012 and primarily hedge anticipated transactions, unrecognized firm commitments and intercompany debt and are recorded at fair value. The contracts with no amounts in the fair value column have a fair value of less than $1.

Buy/Sell	Contract amount	Contract fair value gain/(loss)	Average contractual exchange rate
U.S. dollars/Euro	$176	$2	1.32
Sterling/Euro	101	(4)	0.85
Euro/Sterling	285	(2)	0.85
Euro/U.S. dollars	554		1.29
U.S. dollars/Sterling	62		1.56
Sterling/U.S. dollars	123	(1)	1.57
U.S. dollars/Thai Baht	36	1	30.78
Turkish Lira New/U.S. dollars	35	(2)	1.85
Turkish Lira New /Sterling	21		2.97
Singapore dollars/U.S. dollars	57	(1)	1.28
Malaysia Ringgit/ U.S. dollars	26		3.17
	$1,476	$(6)	

At December 31, 2011, the Company had additional contracts with an aggregate notional value of $92 to purchase or sell other currencies, primarily Asian currencies, including the Hong Kong dollar, European currencies, including the Hungarian forint and Polish zloty and African currencies, including the Moroccan dirham and Tunisian dinar. The aggregate fair value of these contracts was a loss of $1.

The Company, from time to time, may manage its interest rate risk, primarily from fluctuations in variable interest rates, through interest rate swaps in order to balance its exposure between fixed and variable rates while attempting to minimize its interest costs. Interest rate swaps and other methods of mitigating interest rate risk may increase overall interest expense.

The table below presents principal cash flows and related interest rates by year of maturity for the Company's debt obligations. Variable interest rates disclosed represent the weighted average rates at December 31, 2011.

	Year of Maturity					
Debt	2012	2013	2014	2015	2016	Thereafter
Fixed rate	$ 51	$ 43	$ 30	$ 29	$ 11	$ 2,175
Average interest rate	5.3%	5.4%	5.8%	5.6%	6.4%	7.0%
Variable rate	$ 144	$ 176	$ 104	$ 146	$ 634	
Average interest rate	2.8%	2.7%	2.6%	2.5%	2.4%	

Total future payments of $3,543 at December 31, 2010 include $2,472 of U.S. dollar-denominated debt, $1,015 of euro-denominated debt and $56 of debt denominated in other currencies.

The Company uses various raw materials, such as steel and aluminum in its manufacturing operations, which expose it to risk from adverse fluctuations in commodity prices. In 2011, consumption of steel and aluminum represented approximately 28% and 37%, respectively, of the Company's consolidated cost of products sold, excluding depreciation and amortization. The weighted average market price for steel used in packaging increased approximately 20% when compared to the weighted average market price in 2010, and the average price of aluminum ingot on the London Metal Exchange increased approximately 11% during 2011. The Company primarily manages its risk to adverse commodity price fluctuations and surcharges through contracts that pass through raw material costs to customers. The Company may, however, be unable to increase its prices to offset unexpected increases in raw material costs without suffering reductions in unit volume, revenue and operating income, and any price increases may take effect after related cost increases, reducing operating income in the near term.

In addition, the manufacturing facilities of the Company are dependent, in varying degrees, upon the availability of water and processed energy, such as natural gas and electricity.

Aluminum, a basic raw material of the Company, is subject to significant price fluctuations the risk of which may be hedged by the Company through forward commodity contracts. Current contracts involve aluminum forwards with a notional value of $528 and a fair value loss of $58. The maturities of the commodity contracts closely correlate to the anticipated purchases of those commodities. These contracts are used in combination with commercial supply contracts with customers to manage exposure to price volatility.

See Note S to the consolidated financial statements for further information on the Company's derivative financial instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain guarantees and indemnification agreements that could require the payment of cash upon the occurrence of certain events. The guarantees and agreements are further discussed under Note L to the consolidated financial statements.

The Company also utilizes receivables securitization and factoring facilities and derivative financial instruments as further discussed under Note C and Note S, respectively, to the consolidated financial statements.

ENVIRONMENTAL MATTERS

Compliance with the Company's Environmental Protection Policy is mandatory and the responsibility of each employee of the Company. The Company is committed to the protection of human health and the environment and is operating within the increasingly complex laws and regulations of national, state, and local environmental agencies or is taking action to achieve compliance with such laws and regulations. Environmental considerations are among the criteria by which the Company evaluates projects, products, processes and purchases.

The Company is dedicated to a long-term environmental protection program and has initiated and implemented many pollution prevention programs with an emphasis on source reduction. The Company continues to reduce the amount of metal used in the manufacture of steel and aluminum containers through "lightweighting" programs. The Company recycles nearly 100% of scrap aluminum, steel and copper used in its manufacturing processes. Many of the Company's programs for pollution prevention reduce operating costs and improve operating efficiencies.

The Company, along with others in most cases, has been identified by the EPA or a comparable state environmental agency as a Potentially Responsible Party ("PRP") at a number of sites and has recorded aggregate accruals of $6 for its share of estimated future remediation costs at these sites. The Company has been identified as having either directly or indirectly disposed of commercial or industrial waste at the these sites, and where appropriate and supported by available information, generally has agreed to be responsible for a percentage of future remediation costs based on an estimated volume of materials disposed in proportion to the total materials disposed at each site. The Company has not had monetary sanctions imposed nor has the Company been notified of any potential monetary sanctions at any of the sites. The Company has also recorded aggregate accruals of $8 for remediation activities at various worldwide locations that are owned by the Company and for which the Company is not a member of a PRP group. Actual expenditures for remediation were $2 in each of the years 2011, 2010 and 2009. The Company records an undiscounted environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Reserves at December 31, 2011 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company's reserves and will not have a material effect on the Company's consolidated results of operations, financial position and cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

The potential impact on the Company's operations of climate change and potential future climate change regulation in the jurisdictions in which the Company operates is highly uncertain. See the risk factor entitled "The Company is subject to costs and liabilities related to stringent environmental and health and safety standards" in Part I, Item 1A of this Annual Report.

COMMON STOCK AND OTHER EQUITY

Total equity decreased from $229 at December 31, 2010 to a deficit of $239 at December 31, 2011 as follows:

Beginning balance	$229
Net income	396
Purchase of noncontrolling interests	(212)
Dividends paid to noncontrolling interests	(104)
Contributions from noncontrolling interests	2
Common stock issued	11
Common stock repurchased	(312)
Stock-based compensation	18
Pension and post-retirement	(133)
Derivatives qualifying as hedges	(93)
Translation adjustments	(41)
Ending balance	$(239)

During 2011, 2010 and 2009, the Company repurchased 7,965,176, 7,959,707 and 182,574 shares of its common stock, respectively.

The share repurchases were made pursuant to an authorization from the Company's Board of Directors to repurchase up to $600 of the Company's common stock through the end of 2012. Share repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. As of December 31, 2011, $294 of the Company's outstanding common stock may be repurchased under this program.

Total common shares outstanding were 148,449,293 at December 31, 2011 and 155,256,791 at December 31, 2010.

The Board of Directors adopted a Shareholders' Rights Plan in 1995 and declared a dividend of one right for each outstanding share of common stock. In connection with the formation of Crown Holdings, Inc., the existing Shareholders' Rights Plan was terminated and a new Rights Agreement was entered into with terms substantially identical to the terminated plan, as amended in 2004. See Note O to the consolidated financial statements for a description of the Shareholders' Rights Plan.

INFLATION

Inflation has not had a significant impact on the Company over the past three years and the Company does not expect it to have a significant impact on the results of operations or financial condition in the foreseeable future.

CRITICAL ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting the reported results of operations and financial position of the Company. The Company's significant accounting policies are more fully described under Note A to the consolidated financial statements. Certain accounting policies, however, are considered to be critical in that (i) they are most important to the depiction of the Company's financial condition and results of operations and (ii) their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Asbestos Liabilities

The Company's potential liability for asbestos cases is highly uncertain due to the difficulty of forecasting many factors, including the level of future claims, the rate of receipt of claims, the jurisdiction in which claims are filed, the nature of future claims (including the seriousness of alleged disease, whether claimants allege first exposure to asbestos before or during 1964 and the alleged link to Crown Cork), the terms of settlements of other defendants with asbestos-related liabilities, the bankruptcy filings of other defendants (which may result in additional claims and higher settlement demands for non-bankrupt defendants), potential liabilities for claims filed after the Company's ten-year projection period and the effect of state asbestos legislation (including the validity and applicability of the Pennsylvania legislation to non-Pennsylvania jurisdictions, where the substantial majority of the Company's asbestos cases are filed). See Note K to the consolidated financial statements for additional information regarding the provision for asbestos-related costs.

At the end of each quarter, the Company considers whether there have been any material developments that would cause it to update its asbestos accrual calculations. Absent any significant developments in the asbestos litigation environment in general or with respect to the Company specifically, the Company updates its accrual calculations in the fourth quarter of each year. The Company's asbestos accrual is an estimate of the amounts expected to be paid over the next ten years including outstanding claims, projected future claims and legal costs. Outstanding claims used in the accrual calculation are adjusted for factors such as claims filed in those states where the Company's liability is limited by statute and claims alleging first exposure to asbestos after 1964 which are assumed to have no value and claims that have been outstanding for a significant length of time which are assumed to have a nominal value. Projected future claims are calculated based on actual data for the most recent five years. Outstanding and projected claims are multiplied by the average settlement cost of those claims for the most recent five years.

The five year average settlement cost per claim was $8,200, $7,500 and $6,600 for 2011, 2010 and 2009, respectively. The average settlement cost per claim increased due to a higher percentage of claims in Crown Cork's settlement pool for claims alleging serious disease (primarily mesothelioma and other malignancies) during the most recent five-year period. Of the approximately 50,000 claims outstanding at the end of 2011, 2010 and 2009 approximately 18%, 18% and 16% respectively, relate to claims alleging serious diseases. Of the approximately 15,000 claims related to claimants alleging first exposure to asbestos before or during 1964 that were filed in states that have not enacted asbestos legislation and were outstanding at the end of 2011, 2010 and 2009 approximately 33%, 31% and 29% respectively, relate to claims alleging serious diseases. As claims are not submitted or settled evenly throughout the year, it is difficult to predict at any time during the year whether the number of claims or average settlement cost over the five year period ending December 31 of such year will increase compared to the prior five year period.

Because the Company's asbestos liability is an estimate of the amounts expected to be paid over the next ten years, the Company expects to record a charge each year to account for projected claims in the new tenth year. In 2011, the Company recorded a charge of $28 primarily due to the impact of including an additional year of settlement and legal costs in its projection period and the impact of valuing outstanding and projected claims at higher average settlement amounts. In 2010, the Company recorded a charge of $46 including $15 to increase its accrual for asbestos-related costs in Texas as described in Note K to the consolidated financial statements. In 2009, the Company recorded a charge of $55.

During 2011, 2010 and 2009, the Company made asbestos-related payments of $28, $27 and $26, respectively. If the recent trend of settling a higher percentage of claims alleging serious disease (primarily mesothelioma and other malignancies) which are settled for higher amounts continues, average settlement costs per claim are likely to increase and, if not offset by a reduction in overall claims and settlements, the Company may record additional charges in the future. A 10% change in either the average cost per claim or the number of projected claims would increase or decrease the estimated liability at December 31, 2011 by $25 for the following ten-year period. A 10% increase or decrease in these two factors at the same time would increase or decrease the estimated liability at December 31, 2011 by $52 and $47, respectively, for the following ten-year period.

Goodwill Impairment

The Company performs a goodwill impairment review in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired. In 2011, the Company early adopted the accounting guidance which provides the option of first performing a qualitative assessment on none, some, or all of the Company's reporting units to determine whether further quantitative impairment testing is necessary. A company may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The Company completed its annual review and determined that no adjustments to the carrying value of goodwill were necessary. Although no goodwill impairment was recorded, there can be no assurances that future goodwill impairments will not occur.

The quantitative impairment test involves a number of assumptions and judgments, including the calculation of fair value for the Company's identified reporting units. The Company determines the estimated fair value for each reporting unit based on the average of the estimated fair values calculated using market values for comparable businesses and discounted cash flow projections. The Company uses an average of the two methods in estimating fair value because it believes they provide an equal probability of yielding an appropriate fair value for the reporting unit. The Company's estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Under the first method of calculating estimated fair value, the Company obtains publicly available trading multiples based on the enterprise value of companies in the packaging industry whose shares are publicly traded. The Company also reviews available information regarding the multiples used in recent transactions, if any, involving transfers of controlling interests in the packaging industry. The appropriate multiple is applied to the forecasted Adjusted EBITDA (a non-GAAP item defined by the Company as net customer sales, less cost of products sold excluding depreciation and amortization, less selling and administrative expenses) of the reporting unit to obtain an estimated fair value. Under the second method, fair value is calculated as the sum of the projected discounted cash flows of the reporting unit over the next five years and the terminal value at the end of those five years. The projected cash flows generally include no growth assumption unless there has recently been a material change in the business or a material change is forecasted. The discount rate used is based on the average weighted-average cost of capital of companies in the packaging industry, which information is available through various sources.

The terminal value at the end of the five years is the product of the forecasted Adjusted EBITDA at the end of the five year period and the trading multiple. The Company used an EBITDA multiple of 7.0 times and a discount rate of 7.4% in its 2011 review. The assumed EBITDA multiple was consistent with the 7.0 times used in 2010. The discount rate in 2011 decreased from the 8.5% used in 2010 due to a decrease in the weighted average cost of capital of companies in the packaging industry. Based upon the Company's qualitative and quantitative assessment including consideration of the sensitivity of the assumptions made and methods used to determine fair value, industry trends and other relevant factors, the Company did not have any reporting unit at the end of 2011 whose fair value did not materially exceed its carrying value except for its European Aerosols reporting unit.

As of December 31, 2011, the estimated fair value of the European Aerosols reporting unit was 35% higher than its carrying value, and the reporting unit had $145 of goodwill. The fair value of the European Aerosols reporting unit was estimated using the methods and assumptions described above. The maximum potential effect of weighting the two methods other than equally would have been to increase or decrease the estimated fair value at December 31, 2011 by $5. Assuming all other factors remain the same, a $1 change in forecasted annual Adjusted EBITDA changes the excess of estimated fair value over carrying value by $7; a change of 0.5 in the assumed EBITDA multiple changes the excess of estimated fair value over carrying value by $14; and an increase in the discount rate from 7.4% to 8.4% changes the excess of estimated fair value over carrying value by $4. The estimated fair value of the reporting unit as determined using projected discounted cash flows assumed that current year results were held constant. If future operating results were to decline causing the estimated fair value to fall below its carrying value, it is possible that an impairment charge of up to $145 could be recorded.

Long-lived Assets Impairment

The Company performs an impairment review of its long-lived assets, primarily property, plant and equipment, when facts and circumstances indicate the carrying value may not be recoverable from its undiscounted cash flows. Any impairment loss is measured by comparing the carrying amount of the asset to its fair value. The Company's estimates of future cash flows involve assumptions concerning future operating performance, economic conditions and technological changes that may affect the future useful lives of the assets. These estimates may differ from actual cash flows or useful lives.

Tax Valuation Allowance

The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that a portion of the tax assets will not be realized. The estimate of the amount that will not be realized requires the use of assumptions concerning the Company's future taxable income. These estimates are projected through the life of the related deferred tax assets based on assumptions that management believes are reasonable. The Company considers all sources of taxable income in estimating its valuation allowances, including taxable income in any available carry back period; the reversal of taxable temporary differences; tax-planning strategies; and taxable income expected to be generated in the future other than reversing temporary differences. Should the Company change its estimate of the amount of its deferred tax assets that it would be able to realize, an adjustment to the valuation allowance would result in an increase or decrease in tax expense in the period such a change in estimate was made. See Note W to the consolidated financial statements for additional information on the Company's valuation allowances.

Unrecognized Tax Positions

The Company recognizes the impact of a tax position if, in the Company's opinion, it is more likely than not that the position will be sustained on audit, based on the technical merits of that position. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The determination of whether the impact should be recognized, and the measurement of the impact, can require significant judgment and the Company's estimate may differ from actual settlement amounts. See Note W to the consolidated financial statements for additional information on the Company's tax positions.

Pension and Postretirement Benefits

Accounting for pensions and postretirement benefit plans requires the use of estimates and assumptions regarding numerous factors, including discount rates, rates of return on plan assets, compensation increases, health care cost increases, mortality and employee turnover. Actual results may differ from the Company's actuarial assumptions, which may have an impact on the amount of reported expense or liability for pensions or postretirement benefits. The Company recorded pension expense of $97 in 2011 and currently projects its 2012 pension expense to be $97 using foreign currency exchange rates in effect at December 31, 2011.

The rate of return assumptions are reviewed at each measurement date based on the pension plans' investment policies, current asset allocations and an analysis of the historical returns of the capital markets.

The U.S. plan's assumed rate of return was 8.75% in 2011 and is 8.0% in 2012. The U.K. plan's assumed rate of return was 7.0% in 2011 and is 6.25% in 2012. The assumed rate of return for 2012 was calculated on a similar basis to 2011 as described in Note V to the consolidated financial statements.

A 0.25% change in the expected rates of return would change 2012 pension expense by approximately $10.

Discount rates were selected using a method that matches projected payouts from the plans with zero-coupon AA bond yield curves in the respective currencies. The yield curves were constructed from the underlying bond price and yield data collected as of the plans' measurement date and are represented by a series of annualized, individual discount rates with durations ranging from six months to thirty years. Each discount rate in the curve was derived from an equal weighting of the AA bond universe, apportioned into distinct maturity groups. These individual discount rates were then converted into a single equivalent discount rate. To assure that the resulting rates can be achieved by the plan, only bonds with sufficient capacity that satisfy certain criteria and are expected to remain available through the period of maturity of the plan benefits were used to develop the discount rate. A 0.25% change in the discount rates from those used at December 31, 2011 would change 2012 pension expense by approximately $4 and postretirement expense by approximately $1. A 0.25% change in the discount rates from those used at December 31, 2011 would have changed the pension benefit obligation by approximately $138 and the postretirement benefit obligation by $8 as of December 31, 2011. See Note V to the consolidated financial statements for additional information on pension and postretirement benefit obligations and assumptions.

As of December 31, 2011, the Company had pre-tax unrecognized net losses in other comprehensive income of $2,382 related to its pension plans and $157 related to its other postretirement benefit plans. Unrecognized gains and losses arise each year primarily due to changes in discount rates, differences in actual plan asset returns compared to expected returns, and changes in actuarial assumptions such as mortality. For example, the unrecognized net loss in the Company's pension plans included a current year loss of $13 due to actual asset returns lower than expected returns and a loss of $345 primarily due to lower discount rates at the end of 2011 compared to 2010. Unrecognized gains and losses are accumulated in other comprehensive income and the portion in each plan that exceeds 10% of the greater of that plan's assets or projected benefit obligation is amortized to income over future periods. The Company's pension expense for the year ended December 31, 2011 included charges of $97 for the amortization of unrecognized net losses, and the Company estimates charges of $112 in 2012. The unrecognized net losses in the pension plans as of December 31, 2011 include $1,105 in the U.K. defined benefit plans, $1,051 in the U.S defined benefit plans and $226 in the Canadian defined benefit plans. Amortizable losses in the U.K. plan are being recognized over 22 years, representing the average expected life of inactive employees as over 90% of the plan participants are inactive and the fund is closed to new participants. Amortizable losses in the U.S. plan are being recognized over the average remaining service life of active participants of 16 years. Amortizable losses in the Canadian plans are being recognized over the average remaining service life of active participants of 11 years. An increase of 10% in the number of years used to amortize unrecognized losses in each plan would decrease estimated charges for 2011 by $9. A decrease of 10% in the number of years would increase the estimated charge for 2011 by $11.

Unrecognized net losses of $157 in the Company's other postretirement benefit plans as of December 31, 2011, primarily include $131 in the U.S. plans, with the amortizable portion being recognized over the average remaining service life of active participants of 9 years. The Company's other postretirement benefits expense for the year ended December 31, 2011 included charges of $13 for the amortization of unrecognized net losses, and the Company estimates charges of $15 in 2012. An increase of 10% in the number of years used to amortize the unrecognized losses in each plan would decrease the estimated charge for 2012 by $1. A decrease of 10% in the number of years would increase the estimated charge for 2012 by $2.

Stock-Based Compensation

Calculation of the estimated fair value of stock option awards requires the use of assumptions regarding a number of complex and subjective variables, including the expected term of the options, the annual risk-free interest rate over the options' expected term, the expected annual dividend yield on the underlying stock over the options' expected term, and the expected stock price volatility over the options' expected term. The Company generally bases its assumptions of option term and expected price volatility on historical data, but also considers other factors, such as vesting or expiration provisions in new awards that are inconsistent with past awards that would make the historical data unreliable as a basis for future assumptions. Estimates of the fair value of stock options are not intended to predict actual future events or the value ultimately realized by employees who receive stock option awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. See Note A and Note P to the consolidated financial statements for additional disclosure of the Company's assumptions related to stock-based compensation.

RECENT ACCOUNTING GUIDANCE

In June 2011, the FASB issued changes to the presentation of comprehensive income. These changes give companies the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The FASB eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The FASB did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Additionally, no changes were made to the calculation and presentation of earnings per share. These changes become effective for the Company on January 1, 2012. The Company is currently evaluating these changes to determine which option will be chosen for the presentation of comprehensive income. Other than the change in presentation, the Company has determined these changes will not have an impact on the consolidated financial statements.

In December 2011, the FASB issued changes to the disclosure of offsetting assets and liabilities. These changes require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The enhanced disclosures are intended to enable users of an entity's financial statements to understand and evaluate the effect or potential effect of master netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. These changes will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these changes.

See Note A to the consolidated financial statements for information on recently adopted accounting guidance.

FORWARD LOOKING STATEMENTS

Statements in this Annual Report, including those in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the discussions of the provision for asbestos under Note K and other contingencies under Note L to the consolidated financial statements included in this Annual Report and in discussions incorporated by reference into this Annual Report (including, but not limited to, those in "Compensation Discussion and Analysis" in the Company's Proxy Statement), which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto), are "forward-looking statements," within the meaning of the federal securities laws. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements." Forward-looking statements can be identified by words, such as "believes," "estimates," "anticipates," "expects" and other words of similar meaning in connection with a discussion of future operating or financial performance. These may include, among others, statements relating to (i) the Company's plans or objectives for future operations, products or financial performance, (ii) the Company's indebtedness and other contractual obligations, (iii) the impact of an economic downturn or growth in particular regions, (iv) anticipated uses of cash, (v) cost reduction efforts and expected savings, (vi) the Company's policies with respect to executive compensation and (vii) the expected outcome of contingencies, including with respect to asbestos-related litigation and pension and postretirement liabilities.

These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the ability of the Company to expand successfully in international and emerging markets; the ability of the Company to repay, refinance or restructure its short and long-term indebtedness on adequate terms and to comply with the terms of its agreements relating to debt; the impact of the ongoing European Sovereign debt crisis; the Company's ability to generate significant cash to meet its obligations and invest in its business and to maintain appropriate debt levels; restrictions on the Company's use of available cash under its debt agreements; changes or differences in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates (and the effectiveness of any currency or interest rate hedges), tax rates and tax laws (including with respect to taxation of unrepatriated non-U.S. earnings or as a result of the depletion of net loss carryforwards); the impact of health care reform in the U.S.; the impact of foreign trade laws and practices; the collectability of receivables; war or acts of terrorism that may disrupt the Company's production or the supply or pricing of raw materials, including in the Company's Middle East operations, impact the financial condition of customers or adversely affect the Company's ability to refinance or restructure its remaining indebtedness; changes in the availability and pricing of raw materials (including aluminum can sheet, steel tinplate, energy, water, inks and coatings) and the Company's ability to pass raw material, energy and freight price increases and surcharges through to its customers or to otherwise manage these commodity pricing risks; the Company's ability to obtain and maintain adequate pricing for its products, including the impact on the Company's revenue, margins and market share and the ongoing impact of price increases; energy and natural resource costs; the cost and other effects of legal and administrative cases and proceedings, settlements and investigations; the outcome of asbestos-related litigation (including the number and size of future claims and the terms of settlements, and the impact of bankruptcy filings by other companies with asbestos-related liabilities, any of which could increase Crown Cork's asbestos-related costs over time, the adequacy of reserves established for asbestos-related liabilities, Crown Cork's ability to obtain resolution without payment of asbestos-related claims by persons alleging first exposure to asbestos after 1964, and the impact of state legislation dealing with asbestos liabilities and any litigation challenging that legislation and any future state or federal legislation dealing with asbestos liabilities); the Company's ability to realize deferred tax benefits; changes in the Company's critical or other accounting policies or the assumptions underlying those policies; labor relations and workforce and social costs, including the Company's pension and postretirement obligations and other employee or retiree costs; investment performance of the Company's pension plans; costs and difficulties related to the acquisition of a business and integration of acquired businesses; the impact of any potential dispositions, acquisitions or other strategic realignments, which may impact the Company's operations, financial profile, investments or levels of indebtedness; the Company's ability to realize efficient capacity utilization and inventory levels and to innovate new designs and technologies for its products in a cost-effective manner; competitive pressures, including new product developments, industry overcapacity, or changes in competitors' pricing for products; the Company's ability to achieve high capacity utilization rates for its equipment; the Company's ability to maintain, develop and capitalize on competitive technologies for the design and manufacture of products and to withstand competitive and legal challenges to the proprietary nature of such technology; the Company's ability to protect its information technology systems from attacks or catastrophic failure; the strength of the Company's cyber-security; the Company's ability to generate sufficient production capacity; the Company's ability to improve and expand its existing product and product lines; the impact of overcapacity on the end-markets the Company serves; loss of customers, including the loss of any significant customers; changes in consumer preferences for different packaging products; the financial condition of the Company's vendors and customers; weather conditions, including their effect on demand for beverages and on crop yields for fruits and vegetables stored in food containers; the impact of natural disasters, including in emerging markets; changes in governmental regulations or enforcement practices, including with respect to environmental, health and safety matters and restrictions as to foreign investment or operation; the impact of increased governmental regulation on the Company and its products, including the regulation or restriction of the use of bisephenol-A; the impact of the Company's initiative to generate additional cash, including the reduction of working capital levels and capital spending; the ability of the Company to realize cost savings from its restructuring programs; the Company's ability to maintain adequate sources of capital and liquidity; costs and payments to certain of the Company's executive officers in connection with any termination of such executive officers or a change in control of the Company; the impact of existing and future legislation regarding refundable mandatory deposit laws in Europe for non-refillable beverage containers and the implementation of an effective return system; and changes in the Company's strategic areas of focus, which may impact the Company's operations, financial profile or levels of indebtedness.

Some of the factors noted above are discussed elsewhere in this Annual Report and prior Company filings with the Securities and Exchange Commission ("SEC"), including within Part I, Item 1A, "Risk Factors" in this Annual Report. In addition, other factors have been or may be discussed from time to time in the Company's SEC filings.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and certain other sections contained in the Company's quarterly, annual or other reports filed with the SEC, the Company does not intend to review or revise any particular forward-looking statement in light of future events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth within "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Market Risk" in this Annual Report is incorporated herein by reference.

Crown Holdings, Inc.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Financial Statements

Financial Statement Schedule

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of the inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on its assessment, management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Crown Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of Crown Holdings, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for transfers of financial assets as of January 1, 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Philadelphia, PA
February 29, 2012

Crown Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31	2011	2010	2009
Net sales	$8,644	$7,941	$7,938
Cost of products sold, excluding depreciation and amortization	7,120	6,519	6,551
Depreciation and amortization	176	172	194
Gross profit	1,348	1,250	1,193
Selling and administrative expense	395	360	381
Provision for asbestos...*Note K*	28	46	55
Provision for restructuring...*Note M*	77	42	43
Asset impairments and sales...*Note N*	6	(18)	(6)
Loss from early extinguishments of debt...*Note Q*	32	16	26
Interest expense	232	203	247
Interest income	(11)	(9)	(6)
Translation and foreign exchange...	2	(4)	(6)
Income before income taxes and equity earnings	587	614	459
Provision for income taxes...*Note W*	194	165	7
Equity earnings/(loss) in affiliates	3	3	(2)
Net income	396	452	450
Net income attributable to noncontrolling interests	(114)	(128)	(116)
Net income attributable to Crown Holdings	$282	$324	$334
Earnings per common share attributable to Crown Holdings:			
Basic...*Note U*	$1.86	$2.03	$2.10
Diluted...*Note U*	$1.83	$2.00	$2.06

The accompanying notes are an integral part of these consolidated financial statements.

Crown Holdings, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2011	2010
Assets		
Current assets		
Cash and cash equivalents	$342	$463
Receivables, net...*Note C*	948	936
Inventories...*Note D*	1,148	1,060
Prepaid expenses and other current assets	165	190
Total current assets	2,603	2,649
Goodwill...*Note E*	1,952	1,984
Property, plant and equipment, net...*Note F*	1,751	1,610
Other non-current assets...*Note G*	562	656
Total	$6,868	$6,899
Liabilities and equity		
Current liabilities		
Short-term debt...*Note Q*	$128	$241
Current maturities of long-term debt...*Note Q*	67	158
Accounts payable and accrued liabilities...*Note H*	2,090	1,978
Total current liabilities	2,285	2,377
Long-term debt, excluding current maturities...*Note Q*	3,337	2,649
Postretirement and pension liabilities...*Note V*	996	1,159
Other non-current liabilities...*Note I*	489	485
Commitments and contingent liabilities...*Notes J and L*		
Equity/(deficit)		
Noncontrolling interests	234	325
Preferred stock, authorized: 30,000,000; none issued...*Note O*	0	0
Common stock, par value: $5.00; authorized: 500,000,000 shares; issued: 185,744,072 shares...*Note O*	929	929
Additional paid-in capital	863	1,231
Accumulated earnings	512	230
Accumulated other comprehensive loss...*Note B*	(2,590)	(2,333)
Treasury stock at par value (2011 – 37,294,779 shares; 2010 – 30,487,281 shares)	(187)	(153)
Crown Holdings shareholders' deficit	(473)	(96)
Total equity/(deficit)	(239)	229
Total	$6,868	$6,899

The accompanying notes are an integral part of these consolidated financial statements.

Crown Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31	2011	2010	2009
Cash flows from operating activities			
Net income	$396	$452	$450
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	176	172	194
Provision for restructuring	77	42	43
Asset impairments and sales	6	(18)	(6)
Pension expense	97	112	130
Pension contributions	(404)	(79)	(74)
Stock-based compensation	18	20	18
Deferred income taxes	83	52	(81)
Changes in assets and liabilities:			
Receivables	(36)	(255)	42
Inventories	(119)	(119)	50
Accounts payable and accrued liabilities	100	159	(87)
Asbestos liabilities		19	29
Other	(15)	33	48
Net cash provided by operating activities	379	590	756
Cash flows from investing activities			
Capital expenditures	(401)	(320)	(180)
Proceeds from sale of businesses, net of cash sold	4	7	
Proceeds from sale of property, plant and equipment	26	32	2
Acquisition of business			(22)
Other	(1)		
Net cash used for investing activities	(372)	(281)	(200)
Cash flows from financing activities			
Proceeds from long-term debt	1,770	745	400
Payments of long-term debt	(1,069)	(734)	(1,044)
Net change in revolving credit facility and short-term debt	(192)	278	82
Debt issue costs	(22)	(31)	(8)
Common stock issued	11	13	23
Common stock repurchased	(312)	(255)	(4)
Purchase of noncontrolling interests	(202)	(169)	
Dividends paid to noncontrolling interests	(104)	(112)	(87)
Other	(9)	(34)	(63)
Net cash used for financing activities	(129)	(299)	(701)
Effect of exchange rate changes on cash and cash equivalents	1	(6)	8
Net change in cash and cash equivalents	(121)	4	(137)
Cash and cash equivalents at January 1	463	459	596
Cash and cash equivalents at December 31	$342	$463	$459

The accompanying notes are an integral part of these consolidated financial statements.

Crown Holdings, Inc.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME/(LOSS)

(in millions, except share data)

	Crown Holdings, Inc. Shareholders' Equity							
	Common Stock	Paid-in Capital	Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total Crown Equity	Noncontrolling Interests	Total
Balance at January 1, 2009	$929	$1,510	$(428)	$(2,195)	$(133)	$(317)	$353	$36
Comprehensive income:								
Net income			334			334	116	450
Translation adjustments				142		142	2	144
Pension and postretirement plans:								
Net loss and prior service cost adjustments				(352)		(352)		(352)
Amortization of net loss and prior service cost				67		67		67
Derivatives qualifying as hedges				83		83	3	86
Total comprehensive income						274	121	395
Dividends paid to noncontrolling interests							(87)	(87)
Restricted stock awarded		(3)			3			
Stock-based compensation		18				18		18
Common stock issued		14			9	23		23
Common stock repurchased		(3)			(1)	(4)		(4)
Acquisition of business							2	2
Balance at December 31, 2009	$929	$1,536	$(94)	$(2,255)	$(122)	$(6)	$389	$383
Comprehensive income:								
Net income			324			324	128	452
Translation adjustments				(25)		(25)	(6)	(31)
Pension and postretirement plans:								
Net loss and prior service cost adjustments				(147)		(147)		(147)
Amortization of net loss and prior service cost				73		73		73
Derivatives qualifying as hedges				12		12	(1)	11
Total comprehensive income						237	121	358
Dividends paid to noncontrolling interests							(112)	(112)
Restricted stock awarded		(3)			3			
Stock-based compensation		20				20		20
Common stock issued		7			6	13		13
Common stock repurchased		(215)			(40)	(255)		(255)
Purchase of noncontrolling interests		(114)		9		(105)	(64)	(169)
Sale of business							(9)	(9)
Balance at December 31, 2010	$929	$1,231	$230	$(2,333)	$(153)	$(96)	$325	$229
Comprehensive income:								
Net income			$282			$282	$114	$396
Translation adjustments				(56)		(56)	2	(54)
Pension and postretirement plans:								
Net loss and prior service cost adjustments				(181)		(181)		(181)
Amortization of net loss and prior service cost				61		61		61
Derivatives qualifying as hedges				(87)		(87)	(6)	(93)
Total comprehensive income						19	110	129
Dividends paid to noncontrolling interests							(104)	(104)
Contribution from noncontrolling interests							2	2
Restricted stock awarded		(2)			2			
Stock-based compensation		18				18		18
Common stock issued		7			4	11		11
Common stock repurchased		(272)			(40)	(312)		(312)
Purchase of noncontrolling interests		(119)		6		(113)	(99)	(212)
Balance at December 31, 2011	$929	$863	$512	$(2,590)	$(187)	$(473)	$234	$(239)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A. Summary of Significant Accounting Policies

Business and Principles of Consolidation. The consolidated financial statements include the accounts of Crown Holdings, Inc. (the "Company") and its consolidated subsidiary companies (where the context requires, the "Company" shall include reference to the Company and its consolidated subsidiary companies).

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company's plants both within and outside the U.S. and are sold through the Company's sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity ("VIE"). If an entity is a VIE, the Company determines whether it is the primary beneficiary based on whether it (1) has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. If an entity is not a VIE, the Company consolidates those entities in which it has control, including certain subsidiaries that are not majority-owned. Certain of the Company's agreements with noncontrolling interests contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company. Accordingly, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the agreements. Investments in companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as "available for sale securities" and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Stock-Based Compensation. The Company has stock-based employee compensation plans that are currently comprised of fixed stock option grants and restricted stock awards. Compensation expense is recognized over the vesting period on a straight-line basis using the grant date fair value of the award and the estimated number of awards that are expected to vest. The Company's plans provide for stock awards which include accelerated vesting upon retirement, disability, or death of eligible employees. The Company considers a stock-based award to be vested when the service period is no longer contingent on the employee providing future service. Accordingly, the related compensation cost is recognized immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date that retirement eligibility is achieved, if less than the stated vesting period.

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost, which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the first-in, first-out ("FIFO") method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment. Property, plant and equipment ("PP&E") is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows (in years):

Land improvements	25
Buildings and Building Improvements	25 – 40
Machinery and Equipment	3 – 14

Goodwill. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost. Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. Goodwill was allocated to the reporting units at the time of the acquisition based on the relative fair values of the reporting units. If the carrying value of a reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit's goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Taxes on Income. The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company's stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls. The Company uses the deferral method for accounting for investment tax credits. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging. All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument's fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Hedge accounting is discontinued prospectively when (i) the instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the instrument expires, is sold, terminated or exercised, or (iii) designating the instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Treasury Stock. Treasury stock is reported at par value. The excess of fair value over par value is first charged to paid-in capital, if any, and then to retained earnings.

Research and Development. Net research, development and engineering costs of $43, $42 and $42 in 2011, 2010 and 2009, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications. Certain reclassifications of prior years' data have been made to conform to the current year presentation.

Recent Accounting and Reporting Pronouncements. Effective January 1, 2010, the Company adopted the FASB's amended guidance on transfers of financial assets. The guidance removes the concept of a qualifying special-purpose entity, establishes a new "participating interest" definition that must be met for transfers of portions of financial assets to be eligible for sale accounting and clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale. As a result of adopting the guidance, the Company's receivables securitization and certain factoring facilities are now accounted for as secured borrowings. The impact of adopting the new guidance was to increase both the Company's receivables and short-term debt on its Consolidated Balance Sheet as of December 31, 2010 and to increase both net cash used for operating activities and net cash provided by financing activities on the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2010 by $208.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes give companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. The Company early adopted the changes for its review of goodwill in the fourth quarter of 2011. As the changes do not affect the outcome of the impairment analysis of a reporting unit, there was no impact on the Company's Consolidated Financial Statements.

In September 2011, the FASB issued revised disclosure requirements for companies that participate in multiemployer pension plans. The disclosures are intended to provide more information about an employer's financial obligations to a multiemployer pension plan and about the financial health of significant plans in which the employer participates. The disclosures are required for individually significant plans and include legal name and employer identification number of the plan, amount of employer contributions to each significant plan, whether the employer's contributions represent more than 5% of total contributions to the plan and an indication of which plans, if any, are subject to a funding improvement plan or are considered in critical or endangered status. The Company evaluated its participation in multiemployer plans and determined that none are individually significant and the revised disclosure requirements did not impact the Company's financial statements.

B. Accumulated Other Comprehensive Loss Attributable to Crown Holdings

	2011	2010
Pension and postretirement adjustments	$(1,819)	$(1,699)
Cumulative translation adjustments	(723)	(673)
Derivatives qualifying as hedges	(48)	39
	$(2,590)	$(2,333)

C. Receivables

	2011	2010
Accounts and notes receivable	$834	$829
Less: allowance for doubtful accounts	(37)	(40)
Net trade receivables	797	789
Miscellaneous receivables	151	147
	$948	$936

The Company utilizes receivable securitization facilities in the normal course of business as part of managing its cash flows. As of December 31, 2011, the Company has a $200 securitization facility available in North America. The Company has determined that transactions under this facility do not qualify for sale accounting and has therefore accounted for the transactions as secured borrowings with the receivables and associated liabilities recognized in the Company's Consolidated Balance Sheets.

In addition, the Company utilizes receivables factoring arrangements in the normal course of business as part of managing cash flows for its European operations. Under these arrangements, the Company sells its entire interest in specified receivables to various third parties. Where the Company has surrendered control over factored receivables, the Company has accounted for the transfers as sales.

The Company's continuing involvement in factored receivables accounted for as sales is limited to servicing the receivables. The Company receives adequate compensation for servicing the receivables and no servicing asset or liability is recorded.

At December 31, the amounts securitized or factored were as follows:

	2011	2010
Accounted for as secured borrowings	$113	$208
Accounted for as sales	$297	$210

In 2011, 2010 and 2009, the Company recorded expenses related to securitization and factoring facilities of $10 in each year as interest expense.

Collections from customers on securitized or factored receivables and related fees and costs are included in operating activities in the Consolidated Statements of Cash Flows. Proceeds and repayments related to securitization or factoring transactions that do not qualify for sale accounting are included in financing activities in the Consolidated Statements of Cash Flows.

D. Inventories

	2011	2010
Finished goods	$410	$365
Work in process	136	128
Raw materials and supplies	602	567
	$1,148	$1,060

E. Goodwill

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2011 and 2010 were as follows:

	Americas Beverage	North America Food	European Beverage	European Food	European Specialty Packaging	Non-reportable segments	Total
Balance at January 1, 2010:							
Goodwill	$454	$158	$773	$1,336	$139	$166	$3,026
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	425	158	700	612	0	155	2,050
Foreign currency translation	3	4	(30)	(36)		(7)	(66)
Balance at December 31, 2010:							
Goodwill	457	162	743	1,300	139	159	2,960
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	428	162	670	576	0	148	1,984
Foreign currency translation	(2)		(11)	(16)		(3)	(32)
Balance at December 31, 2011:							
Goodwill	455	162	732	1,284	139	156	2,928
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	$426	$162	$659	$560	$0	$145	$1,952

F. Property, Plant and Equipment

	2011	2010
Buildings and improvements	$806	$804
Machinery and equipment	4,195	4,062
Land and improvements	136	145
Construction in progress	211	174
	5,348	5,185
Less: accumulated depreciation and amortization	(3,597)	(3,575)
	$1,751	$1,610

G. Other Non-Current Assets

	2011	2010
Deferred taxes	$452	$530
Debt issue costs	49	44
Investments	25	26
Fair value of derivatives		13
Other	36	43
	$562	$656

The investments caption includes the Company's investments accounted for by the equity method and the cost method.

H. Accounts Payable and Accrued Liabilities

	2011	2010
Trade accounts payable	$1,393	$1,300
Salaries, wages and other employee benefits, including pension and postretirement	164	189
Accrued taxes, other than on income	105	122
Fair value of derivatives	76	16
Accrued interest	45	38
Asbestos liabilities	25	25
Income taxes payable	13	30
Deferred taxes	10	20
Restructuring	58	23
Other	201	215
	$2,090	$1,978

I. Other Non-Current Liabilities

	2011	2010
Asbestos liabilities	$224	$224
Deferred taxes	27	39
Postemployment benefits	44	43
Income taxes payable	32	27
Environmental	12	13
Fair value of derivatives	6	
Other	144	139
	$489	$485

Income taxes payable includes uncertain tax positions as discussed in Note W.

J. Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases and are included in property, plant and equipment. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays, rent concessions or leasehold improvement incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $1 and $2 at December 31, 2011 and 2010, respectively.

Under long-term operating leases, minimum annual rentals are $54 in 2012, $41 in 2013, $26 in 2014, $17 in 2015, $12 in 2016 and $43 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $7 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $1 as of December 31, 2011. Rental expense (net of sublease rental income) was $62, $60 and $62 in 2011, 2010 and 2009, respectively. Amortization of capital leases is reported in depreciation and amortization expense in the Consolidated Statements of Operations.

K. Provision for Asbestos

Crown Cork & Seal Company, Inc. ("Crown Cork") is one of many defendants in a substantial number of lawsuits filed throughout the U.S. by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into Crown Cork.

Prior to 1998, amounts paid to asbestos claimants were covered by a fund made available to Crown Cork under a 1985 settlement with carriers insuring Crown Cork through 1976, when Crown Cork became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

During 2010 and 2011, the states of Alabama, Nebraska, South Dakota and Wyoming enacted legislation that limits asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos.

Similar legislation was enacted in Florida, Georgia, Indiana, Mississippi, North Dakota, Ohio, Oklahoma, South Carolina and Wisconsin in recent years. The legislation, which applies to future and, with the exception of Georgia, South Carolina, South Dakota and Wyoming, pending claims, caps asbestos-related liabilities at the fair market value of the predecessor's total gross assets adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the total value of its predecessor's assets adjusted for inflation. Crown Cork has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on Crown Cork.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor's assets adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor's assets.

On October 22, 2010, the Texas Supreme Court, in a 6-2 decision, reversed a lower court decision, Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas, which had upheld the dismissal of an asbestos-related case against Crown Cork. The Texas Supreme Court held that the Texas legislation was unconstitutional under the Texas Constitution when applied to asbestos-related claims pending against Crown Cork when the legislation was enacted in June of 2003. In 2010, the Company recorded a pre-tax charge of $15 including estimated legal fees to increase its accrual for asbestos related costs for claims pending in Texas on June 11, 2003. The Company believes that the decision of the Texas Supreme Court is limited to retroactive application of the Texas legislation to asbestos-related cases that were pending against Crown Cork in Texas on June 11, 2003 and therefore continues to assign no value to claims filed after June 11, 2003.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor's liability for asbestos to the acquired company's asset value adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the acquired company's adjusted asset value. In November 2004, the legislation was amended to address a Pennsylvania Supreme Court decision (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002) which held that the statute violated the Pennsylvania Constitution due to retroactive application. The Company cautions that the limitations of the statute, as amended, are subject to litigation and may not be upheld. Adverse rulings in cases challenging the constitutionality of the Pennsylvania statute could have a material impact on the Company.

The Company's approximate claims activity for the years ended 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Beginning claims	50,000	50,000	50,000
New claims	2,000	2,000	3,000
Settled or dismissed claims	(2,000)	(2,000)	(3,000)
Ending claims	50,000	50,000	50,000

The Company's approximate cash payments during the years ended 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Asbestos-related payments	$28	$27	$26
Settled claims payments	20	17	17

As of December 31, the Company's outstanding claims by year of exposure and state filed were approximately as follows:

	2011	2010
Claimants alleging first exposure after 1964	15,000	15,000
Claimants alleging first exposure before or during 1964 filed in:		
Texas	12,000	12,000
Pennsylvania	2,000	2,000
Other states that have enacted asbestos legislation	6,000	6,000
Other states	15,000	15,000
Total claims outstanding	50,000	50,000

The outstanding claims in each period exclude 3,100 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company's consolidated results of operations, financial position or cash flow. The outstanding claims also exclude approximately 19,000 inactive claims. Due to the passage of time, the Company considers it unlikely that the plaintiffs in these cases will pursue further action against the Company. The exclusion of these inactive claims had no effect on the calculation of the Company's accrual as the claims were filed in states, as described above, where the Company's liability is limited by statute.

Historically (1977-2011), Crown Cork estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964.

With respect to claimants alleging first exposure to asbestos before or during 1964, the Company does not include in its accrual any amounts for settlements in states where the Company's liability is limited by statute except for certain pending claims in Texas as described above.

With respect to post-1964 claims, regardless of the existence of asbestos legislation, the Company does not include in its accrual any amounts for settlement of these claims because of increased difficulty of establishing identification of relevant insulation products as the cause of injury. Given our settlement experience with post-1964 claims, we do not believe that an adverse ruling in the Texas or Pennsylvania asbestos litigation cases, or in any other state that has enacted asbestos legislation, would have a material impact on the Company with respect to such claims.

As of December 31 for the years ended 2011, 2010 and 2009, the percentage of outstanding claims related to claimants alleging serious diseases (primarily mesothelioma and other malignancies) were approximately as follows:

	2011	2010	2009
Total claims	18%	18%	16%
Pre-1964 claims in states without asbestos legislation	33%	31%	29%

Crown Cork has entered into arrangements with plaintiffs' counsel in certain jurisdictions with respect to claims which are not yet filed, or asserted, against us. However, Crown Cork expects claims under these arrangements to be filed or asserted against Crown Cork in the future. The projected value of these claims is included in the Company's estimated liability as of December 31, 2011.

As of December 31, 2011 and 2010, the Company's accrual for pending and future asbestos-related claims and related legal costs was $249 and $249, including $198 and $196 for unasserted claims. The Company's accrual as of December 31, 2011 includes estimated probable costs for claims through the year 2021. The Company's accrual excludes potential costs for claims beyond 2021 because the Company believes that the key assumptions underlying its accrual are subject to greater uncertainty as the projection period lengthens.

Approximately 88% of the claims outstanding at the end of 2011 were filed by plaintiffs who do not claim a specific amount of damages or claim a minimum amount as established by court rules relating to jurisdiction; approximately 11% were filed by plaintiffs who claim damages of less than $5; approximately 1% were filed by plaintiffs who claim damages from $5 to less than $100 (90% of whom claim damages less than $25) and 9 were filed by plaintiffs who claim damages in excess of $100.

It is reasonably possible that the actual loss could be in excess of the Company's accrual. However, the Company is unable to estimate the reasonably possible loss in excess of its accrual due to uncertainty in the following assumptions that underlie the Company's accrual and the possibility of losses in excess of such accrual: the amount of damages sought by the claimant, the Company and claimant's willingness to negotiate a settlement, the terms of settlements of other defendants with asbestos-related liabilities, the bankruptcy filings of other defendants (which may result in additional claims and higher settlements for non-bankrupt defendants), the nature of pending and future claims (including the seriousness of alleged disease, whether claimants allege first exposure to asbestos before or during 1964 and the claimant's ability to demonstrate the alleged link to Crown Cork), the volatility of the litigation environment, the defense strategies available to the Company, the level of future claims, the rate of receipt of claims, the jurisdiction in which claims are filed, and the effect of state asbestos legislation (including the validity and applicability of the Pennsylvania legislation to non-Pennsylvania jurisdictions, where the substantial majority of the Company's asbestos cases are filed).

L. Commitments and Contingent Liabilities

The Company, along with others in most cases, has been identified by the EPA or a comparable state environmental agency as a Potentially Responsible Party ("PRP") at a number of sites and has recorded aggregate accruals of $6 for its share of estimated future remediation costs at these sites. The Company has been identified as having either directly or indirectly disposed of commercial or industrial waste at the sites subject to the accrual, and where appropriate and supported by available information, generally has agreed to be responsible for a percentage of future remediation costs based on an estimated volume of materials disposed in proportion to the total materials disposed at each site. The Company has not had monetary sanctions imposed nor has the Company been notified of any potential monetary sanctions at any of the sites. The Company has also recorded aggregate accruals of $8 for remediation activities at various worldwide locations that are owned by the Company and for which the Company is not a member of a PRP group. Actual expenditures for remediation were $2 in each of the years 2011, 2010 and 2009.

The Company records an undiscounted environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Reserves at December 31, 2011 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company's reserves and will not have a material effect on the Company's consolidated results of operations, financial position and cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded accruals cannot be estimated.

In August 2010, the Spanish National Antitrust Commission issued a Proposal for Resolution (*Propuesta de Resolución*) alleging that Crown European Holdings SA, a wholly-owned subsidiary of the Company, and one of its subsidiaries violated Spanish and European competition law by coordinating certain commercial terms and exchanging information with competitors in Spain. The Proposal for Resolution does not constitute a decision on the merits and was replied to by the Company. In May 2011, the Antitrust Commission concluded that there was no violation and closed the investigation without rendering a formal decision. There can be no assurance that the Antitrust Commission will not re-open its investigation against the Company's subsidiary in the event new facts or other circumstances justify a new investigation.

In July 2010, a subsidiary of the Company became aware of an investigation by the Netherlands Competition Authority in relation to competition law matters. In April 2011, the Netherlands Competition Authority terminated its investigation having found no evidence to support any charges against the Company's subsidiary. There can be no assurance that the Netherlands Competition Authority will not re-open its investigation against the Company's subsidiary in the event new facts or other circumstances justify a new investigation.

The Company's Italian subsidiaries have received and expect to receive additional assessments for value added taxes and related income taxes from the Italian tax authorities resulting from certain third party suppliers' failures to remit required value added tax payments due by those suppliers under Italian law with respect to purchases for resale to the Company. The assessments cover tax periods 2004, 2005 and 2006 and additional assessments are expected to cover periods 2007 through 2009. The expected total assessments resulting from these third party suppliers failing to remit the tax payments are approximately €40 ($52 at December 31, 2011) plus any applicable interest and penalties. In early 2012, the Company received rulings from lower level Italian courts on certain of the assessments of which one was favorable and the other was unfavorable to the Company. The Company expects both rulings to be appealed. The Company continues to believe that, if necessary, it should be able to successfully dispute the assessments and demonstrate in the appropriate Italian courts that it has no additional liability for the asserted taxes. While the Company intends to dispute the assessments, there can be no assurance that it will be successful in such disputes or regarding the final amount of additional taxes, if any, payable to the Italian tax authorities.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company's consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $5,618 as of December 31, 2011 as part of the ordinary conduct of business. The Company's basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for standby letters of credit and for purchases of capital assets.

In January 2010, the Company received a one time payment of $20 as part of an overall resolution of a long-time dispute unrelated to the Company's ongoing operations, customers or vendors, and recorded a gain of $20 within selling and administrative expense.

At December 31, 2011 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $12. Several agreements outstanding at December 31, 2011 did not provide liability limits. The Company also has guarantees of $15 related to the residual value of leased assets at December 31, 2011.

M. Restructuring

The Company recorded restructuring charges as follows:

	2011	2010	2009
European Division Headquarters	$20	$14	$0
North America Food	3	28	24
European Food	9	0	14
Other Europe	45	0	5
	$77	$42	$43

European Division headquarters

In 2010, the Company announced the relocation of its European Division headquarters and management to Switzerland effective January 1, 2011 in order to benefit from a more centralized management location. As of December 31, 2011, the Company incurred costs of $34 which are expected to be the total costs related to the relocation.

Crown Holdings, Inc.

The following table summarizes the restructuring accrual balances and utilization by cost type for the relocation:

	Termination costs	Other Exit costs	Asset write-downs	Total
Balance at December 31, 2009	$0	$0	$0	$0
Provisions	8	6	0	14
Payments made	0	(4)	0	(4)
Balance at December 31, 2010	$8	$2	$0	$10
Provisions	1	19	0	20
Payments made	(8)	(2)	0	(10)
Foreign currency translation	(1)			(1)
Balance at December 31, 2011	$0	$19	$0	$19

Other exit costs of $19 in 2011 represent the estimated employee compensation costs resulting from an intercompany payment related to the relocation. The Company expects to pay these costs over the next one to four years.

North America Food

In 2009 and 2010, the Company initiated restructuring actions to reduce cost through consolidation of certain U.S. and Canadian operations resulting in the closure of certain Canadian plants and headcount reductions of approximately 400.

As of December 31, 2011, the Company incurred total costs of $55 related to the closures and may incur future additional charges for pension settlements of approximately $5 when the Company receives regulatory approval and settles the obligations.

These actions are expected to be completed in 2013.

The following table summarizes the restructuring accrual balances and utilization by cost type for these restructurings:

	Termination costs	Other exit costs	Asset write-Downs	Total
Balance at December 31, 2009	$6	$0	$0	$6
Provisions	12	6	10	28
Payments made	(5)	(6)	0	(11)
Reclassified to other accounts	(10)	0	(10)	(20)
Balance at December 31, 2010	$3	$0	$0	$3
Provisions	1	2	0	3
Payments made	(2)	(2)	0	(4)
Balance at December 31, 2011	$2	$0	$0	$2

European Food

In 2009, the Company initiated restructuring actions to reduce headcount as part of ongoing cost reduction efforts in its European Food segment. These actions resulted in headcount reductions of approximately 160 and total costs of $14. In 2011, the Company initiated further restructurings in its European Food segment resulting in headcount reductions of approximately 121. The Company expects these actions to be completed in 2012 at a total cost of $11.

The following table summarizes the restructuring accrual balances and utilization by cost type for these actions:

	Termination costs	Other exit costs	Asset write-Downs	Total
Balance at December 31, 2009	$14	$0	$0	$14
Payments made	(7)	0	0	(7)
Balance at December 31, 2010	$7	$0	$0	$7
Provisions	9	0	0	9
Payments made	(4)	0	0	(4)
Foreign currency translation	(2)	0	0	(2)
Balance at December 31, 2011	$10	$0	$0	$10

Other Europe

In 2009, the Company initiated restructuring actions to reduce headcount as part of ongoing cost reduction efforts throughout Europe. These actions resulted in headcount reductions of approximately 90 and a total cost of $5. In 2011, the Company initiated further restructurings throughout Western Europe, primarily in its European Aerosol operations, to reduce manufacturing capacity and headcount by approximately 360 employees. The Company expects these actions to be completed in 2013 at a total cost of $53.

The following table summarizes the restructuring accrual balances and utilization by cost type for these actions:

	Termination costs	Other exit costs	Asset write-Downs	Total
Balance at December 31, 2009	$5	$0	$0	$5
Payments made	(2)	0	0	(2)
Balance at December 31, 2010	$3	$0	$0	$3
Provisions	45	0	0	45
Payments made	(1)	0	0	(1)
Foreign currency translation	(1)	0	0	(1)
Balance at December 31, 2011	$46	$0	$0	$46

N. Asset Impairments and Sales

During 2011, the Company recorded a net charge of $6 for asset impairments and sales including a loss of $4 for the insurance deductible related to its beverage can plant in Thailand that was shut down in October due to damage caused by severe flooding. As a result of the flooding, the company wrote-off $23 of property, plant and equipment which was fully offset by anticipated insurance proceeds which the Company recognized because realization of such proceeds is considered probable.

During 2010, the Company recorded a net gain of $18 for asset impairments and sales including a gain of $14 from sales of Canadian real estate as a result of previously announced plant closings and $4 from the sale of the Company's plastic closures business in Brazil.

During 2009, the Company recorded a net gain of $6 for asset impairments and sales including a gain of $8 from the sale of surplus land in a European food can business, partially offset by $2 of other net losses from asset sales and impairment charges.

O. Capital Stock

A summary of common stock activity for the year ended December 31 is as follows (in shares):

	2011	2010	2009
Common stock outstanding at January 1	155,256,791	161,483,074	159,191,238
Shares repurchased	(7,965,176)	(7,959,707)	(182,574)
Shares issued upon exercise of employee stock options	666,183	1,219,680	1,822,173
Restricted stock issued to employees	463,885	481,326	615,839
Shares issued to non-employee directors	27,610	32,418	36,398
Common stock outstanding at December 31	148,449,293	155,256,791	161,483,074

During 2011, the Company repurchased shares of its common stock pursuant to accelerated share repurchase agreements as follows:

- In April, the Company paid $6 to settle the purchase price adjustment of an accelerated share repurchase agreement from December 2010. The payment did not result in the Company receiving any additional shares.
- In May, the Company paid $200 to purchase 5,018,701 shares of its common stock under an accelerated share repurchase program.
- In December, the Company paid $100 to purchase shares of its common stock under an accelerated repurchase program. Pursuant to the agreement, the Company initially purchased 2,771,004 shares. The total number of shares to be repurchased will be based on the Company's volume-weighted average stock price (subject to provisions establishing a maximum price) during the term of the transaction, which is expected to be completed in the first quarter of 2012.

The share repurchases were made pursuant to an authorization from the Company's Board of Directors to repurchase up to $600 of the Company's common stock through the end of 2012. Share repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. As of December 31, 2011, $294 of the Company's outstanding common stock may be repurchased under this program.

The Company is not obligated to acquire any shares of its common stock and the share repurchase program may be suspended or terminated at any time at the Company's discretion. Share repurchases are subject to the terms of the Company's debt agreements, market conditions and other factors. The repurchased shares, if any, are expected to be used for the Company's stock-based benefit plans, as required, and to offset dilution resulting from the issuance of shares thereunder, and for other general corporate purposes.

The Board of Directors has the authority to issue, at any time or from time to time, up to 30 million shares of preferred stock in one or more classes or series of classes. Such shares of preferred stock would not be entitled to more than one vote per share when voting as a class with holders of the Company's common stock. The voting rights and such designations, preferences, limitations and special rights are subject to the terms of the Company's Articles of Incorporation, determined by the Board of Directors.

In 2003, the Board of Directors adopted a Shareholders' Rights Plan, as amended in 2004, and declared a dividend of one right for each outstanding share of common stock. Such rights only become exercisable, or transferable apart from the common stock, after a person or group acquires beneficial ownership of, or commences a tender or exchange offer for, 15% or more of the Company's common stock. Each right then may be exercised to acquire one share of common stock at an exercise price of $200, subject to adjustment. Alternatively, under certain circumstances involving the acquisition by a person or group of 15% or more of the Company's common stock, each right will entitle its holder to purchase a number of shares of the Company's common stock having a market value of two times the exercise price of the right. In the event the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company's common stock, each right will entitle its holder to purchase a number of the acquiring company's common shares having a market value of two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time until the tenth day following public announcement that a 15% position has been acquired. The rights expire on August 10, 2015.

The Company's ability to pay dividends and repurchase its common stock is limited by certain restrictions in its debt agreements. These restrictions are subject to a number of exceptions, however, allowing the Company to make otherwise restricted payments. The amount of restricted payments permitted to be made, including dividends and repurchases of the Company's common stock, is generally limited to the cumulative excess of $200 plus 50% of adjusted net income plus proceeds from the exercise of employee stock options over the aggregate of restricted payments made since July 2004. Adjustments to net income may include, but are not limited to, items such as asset impairments, gains and losses from asset sales and early extinguishments of debt.

P. Stock-Based Compensation

The Company's shareholder-approved stock-based incentive compensation plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights ("SARs"). The awards may be subject to the achievement of certain performance goals, generally based on market conditions, as determined by the Plan Committee designated by the Company's Board of Directors. Shares awarded under the plans are issued from the Company's treasury shares. As of December 31, 2011, approximately 2.0 million shares are available for future awards under the Company's 2006 stock-based incentive compensation plan. There have been no awards of SARs or deferred stock.

Stock-based compensation expense was as follows:

	2011	2010	2009
Stock options	$5	$5	$5
Restricted stock	12	14	13

<u>Stock Options</u>

A summary of stock option activity follows:

	2011	
	Shares	Weighted average exercise price
Options outstanding at January 1	4,468,002	$18.08
Granted	97,500	39.84
Exercised	(669,683)	14.61
Forfeited	(96,900)	23.45
Expired	(12,500)	18.49
Options outstanding at December 31	3,786,419	19.12
Options fully vested or expected to vest at December 31	3,732,333	$18.98

The following table summarizes outstanding and exercisable options at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$5.30 to $8.60	923,953	2.3	$8.52	923,953	$8.52
$8.75 to $23.19	315,000	2.4	9.72	309,000	9.46
$23.45	2,393,966	5.1	23.45	1,299,966	23.45
$23.88 to $40.01	153,500	8.2	34.65	24,000	25.03
	3,786,419	4.3	19.12	2,556,919	16.38

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified. Options granted in 2007 or later vest over six years at 20% per year with initial vesting on the second anniversary of the grant.

Options outstanding at December 31, 2011 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2011) of $55. The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $15, $24 and $22, respectively. Cash received from exercise of stock options during 2011 was $11.

At December 31, 2011, shares that were fully vested or expected to vest had an aggregate intrinsic value of $55 and a weighted average remaining contractual term of 4.2 years, and shares exercisable had an aggregate intrinsic value of $44 and a weighted average remaining contractual term of 3.7 years. Also at December 31, 2011, there was approximately $6 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted average recognition period of 1.5 years.

Stock options are valued at their grant date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate. The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise and post-vesting employment termination patterns. Volatility is the expected fluctuation of the Company's stock price in the market and is derived from a combination of historical data about the Company's stock price and implied volatilities based on market data. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the date of the grant which has a contractual life similar to the option's expected term.

The fair values of stock option grants during 2011, 2010 and 2009 were estimated using the following weighted average assumptions:

	2011	2010	2009
Risk-free interest rate	2.4%	2.6%	2.7%
Expected life of option (years)	6.8	6.0	6.0
Expected stock price volatility	31.7%	33.2%	33.7%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2011, 2010 and 2009 were $14.98, $10.14 and $10.01, respectively. The Company has assumed an annual forfeiture rate of between three and five percent in each year based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants.

Restricted Stock

Each year the Company awards shares to certain senior executives in the form of time-vested restricted stock and performance-based shares. The restricted stock vests ratably over three years on the anniversary date of the award. The performance-based shares cliff vest at the end of three years on the anniversary date of the award. The number of performance-based shares that will ultimately vest is based on the level of performance achieved, ranging between 0% and 200% of the shares originally awarded and will be settled in shares of common stock. The market performance criteria is the Company's Total Shareholder Return ("TSR"), which includes share price appreciation and dividends paid, during the three-year term of the award measured against the TSR of a peer group of companies. Under the awards, participants who terminate employment for retirement, disability or death receive accelerated vesting of their time-vested awards to the date of termination. Performance-based awards will be issued to the terminated participants on the original vesting date.

A summary of transactions during the year ended December 31, 2011 follows:

	Number of shares
Nonvested shares outstanding at January 1, 2011	1,059,481
Awarded:	
Time-vesting	121,940
Performance-based	196,667
Performance-based– achieved 200% level (grant date fair value of $33.87)	145,278
Released:	
Time-vesting shares awarded in 2008 through 2010	(235,313)
Performance-based shares awarded in 2008	(145,278)
Performance-based awards – achieved 200% level	(145,278)
Nonvested shares outstanding at December 31, 2011	997,497

The grant date fair value of restricted stock awarded in 2011, 2010 and 2009 follows:

	2011	2010	2009
Time-vested restricted stock	$33.70	$26.80	$18.87
Performance-based shares	$41.69	$36.25	$23.10

The 2011 awards included 121,940 shares of time-vested restricted stock and 196,667 performance-based shares. Additional performance-based shares of 145,278 were issued without restriction because the Company exceeded the level of performance established on the original date of the award in 2008 by 100%. The fair value of the performance-based shares awarded was calculated using a Monte Carlo valuation model. The variables used in the model included stock price volatility of 37.9%, an expected term of three years, and a risk-free interest rate of 1.02% along with other factors associated with the relative performance of the Company's stock price and shareholder returns when compared to the companies in the peer group.

As of December 31, 2011, there was approximately $6 of unrecognized compensation cost related to outstanding nonvested restricted and performance-based stock awards. This cost is expected to be recognized over the remaining weighted average vesting period of one year. The aggregate intrinsic value of shares that were released on the vesting dates during the years ended December 31, 2011, 2010 and 2009, including additional performance-based shares issued, was $18, $13 and $11, respectively.

Q. Debt

	2011	2010
Short-term debt		
Securitization	$100	$208
Bank loans/overdrafts/factoring	28	33
Total short-term debt	$128	$241
Long-term debt		
Senior secured borrowings:		
Revolving credit facilities	$119	$184
Term loan facilities		
U.S. dollar at LIBOR plus 1.75% due 2012		147
Euro at EURIBOR plus 1.75% due 2012		145
U.S. dollar at LIBOR plus 1.75% due 2016	550	
Euro (€274) at EURIBOR plus 1.75% due 2016	355	
Euro 6.25% first priority notes due 2011		112
Senior notes and debentures:		
U.S. dollar 7.75% due 2015		600
U.S. dollar 7.625% due 2017	400	400
Euro (€500) 7.125% due 2018	647	669
U.S. dollar 6.25% due 2021	700	
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	64	64
Other indebtedness in various currencies:		
Fixed rate with rates in 2011 from 1.0% to 8.5% due 2012 through 2019	178	111
Variable rate with average rates in 2011 from 3.63% to 6.50% due 2012 through 2015	52	37
Unamortized discounts	(11)	(12)
Total long-term debt	3,404	2,807
Less: current maturities	(67)	(158)
Total long-term debt, less current maturities	$3,337	$2,649

The weighted average interest rates were as follows:

	2011	2010	2009
Short-term debt	2.5%	2.7%	5.0%
Revolving credit facilities	3.6%	2.6%	5.4%

Aggregate maturities of long-term debt for the five years subsequent to 2011, excluding unamortized discounts, are $67, $219, $134, $175 and $645, respectively. Cash payments for interest during 2011, 2010 and 2009 were $203, $163 and $246, respectively.

The estimated fair value of the Company's long-term borrowings, based on quoted market prices for the same or similar issues, was $3,684 at December 31, 2011.

2011 Activity

In January 2011, the Company sold $700 principal amount of 6.25% senior notes due 2021. The notes were issued at par by Crown Americas LLC and Crown Americas Capital Corp. III, each a subsidiary of the Company, and are unconditionally guaranteed by the Company and substantially all of its U.S. subsidiaries. The Company paid $11 in issue costs that will be amortized over the term of the debt.

In June 2011, the Company amended its existing senior secured credit facilities to add a $200 term loan facility and a €274 ($355 at December 31, 2011) term loan facility, each of which will mature in June 2016 and bear interest at LIBOR or EURIBOR plus 1.75%. The Company paid $6 in issue costs that will be amortized over the term of the facilities.

In November 2011, the Company amended its existing senior secured credit facilities to add an additional $350 term loan facility which matures in June 2016 and bears interest at LIBOR plus 1.75%. The Company maintained the ability to enter into up to $1,000 of additional term loans under its existing facilities, subject to agreement from any participating lenders. The Company paid $5 in issue costs that will be amortized over the term of the facilities.

The Company recorded a loss from early extinguishments of debt of $32 including $27 for premiums paid and $5 for the write off of deferred financing fees in connection with the following transactions.

- The Company retired all of its $600 outstanding 7.75% senior notes due 2015 and paid a redemption premium of $25.
- The Company repaid its existing $147 and €108 ($159) term loans, which were scheduled to mature in November 2012.
- The Company redeemed all €83 ($121) of the outstanding 6.25% first priority senior secured notes due September 2011.

The Company's senior secured revolving credit facilities, which mature in June 2015, include provisions for letters of credit up to $210 that reduce the amount of borrowing capacity otherwise available. At December 31, 2011, the Company's available borrowing capacity under the facilities was $1,021, equal to the facilities' aggregate capacity of $1,200 less $119 of borrowings and $60 of outstanding letters of credit. The interest rate on the facilities can vary from LIBOR or EURIBOR plus a margin of 0.875% up to 2.00% plus a 0.25% facing fee on letters of credit. The senior secured revolving credit facilities and term loans contain financial covenants including an interest coverage ratio and a total net leverage ratio.

2010 Activity

In June 2010, the Company repaid $200 of its U.S. dollar term loan facility and the equivalent of $200 of its euro term loan facility.

In July 2010, the Company sold €500 ($650) principal amount of 7.125% senior notes due 2018. The notes were issued at par by Crown European Holdings SA, a wholly owned subsidiary of the Company. The notes are senior obligations of Crown European Holdings SA and are unconditionally guaranteed on a senior basis by the Company and each of the Company's present and future U.S. subsidiaries that guarantees obligations under the Company's credit facilities and, subject to applicable law, each of Crown European Holdings SA's subsidiaries that guarantee obligations under the Company's credit facilities.

In connection with these transactions, the Company paid $31 in bond issue costs that will be amortized over the related contractual term.

The Company recorded a loss from early extinguishments of debt of $16, including $12 for premiums paid and $4 for the write off of deferred financing fees, in connection with the following transactions:

- The Company retired €76 ($101) principal amount of Crown European Holdings SA's 6.25% first priority senior secured notes due 2011 and paid a redemption premium of $4.
- The Company redeemed all of the outstanding $200 principal amount of 7.625% senior notes due 2013 of Crown Americas LLC and Crown Americas Capital Corp., each a wholly-owned subsidiary of the Company, and paid a redemption premium of $8.

2009 Activity

During 2009, the Company recorded a net loss from early extinguishments of debt of $26, for premiums paid and the write off of deferred financing fees, in connection with the following transactions:

- The Company retired €300 ($442) of Crown European Holdings SA's 6.25% senior secured notes due 2011 and paid $18 for fees and redemption premiums.
- The Company retired all $200 of the outstanding 8.0% debentures of Crown Cork & Seal Company, Inc. due 2023 and paid $12 for fees and redemption premiums.
- The Company redeemed $300 principal amount of its U.S. dollar 7.625% senior notes due 2013 and paid a redemption premium of $11.
- The Company repurchased $86 principal amount of its 7.50% debentures due 2096 at a discount of $21 to the principal amount.

R. Fair Value Measurements

Under GAAP a framework exists for measuring fair value, providing a three-tier fair value hierarchy of pricing inputs used to report assets and liabilities that are adjusted to fair value. Level 1 includes inputs such as quoted prices which are available in active markets for identical assets or liabilities as of the report date. Level 2 includes inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date. Level 3 includes unobservable pricing inputs that are not corroborated by market data or other objective sources. The Company has no items valued using Level 3 inputs other than certain pension plan assets as disclosed in Note V.

The following table sets forth the fair value hierarchy of the Company's financial assets and liabilities, comprised of derivative instruments, that were accounted for at fair value on a recurring basis as of December 31, 2011.

	Assets/liabilities at fair value		Fair value at reporting date using			
			Level 1		Level 2	
	2011	2010	2011	2010	2011	2010
Assets						
Foreign exchange	$15	$26			$15	$26
Commodities	4	53	$4	$53		
Total	$19	$79	$4	$53	$15	$26
Liabilities						
Foreign exchange	$20	$15			$20	$15
Commodities	62	1	$62	$1		
Total	$82	$16	$62	$1	$20	$15

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy.

The Company applies a market approach to value its commodity price hedge contracts. Prices from observable markets are used to develop the fair value of these financial instruments and they are reported under Level 1. The Company uses an income approach to value its foreign exchange forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and foreign exchange spot and forward rates, and are reported under Level 2 of the fair value hierarchy.

See Note S for further discussion of the Company's use of derivative instruments and their fair values at December 31, 2011, and Note V for fair value disclosures related to pension plan assets.

S. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange, interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company does not use derivative instruments for trading or speculative purposes.

The Company's objective in managing exposure to market risk is to limit the impact on earnings and cash flow. The extent to which the Company uses derivative financial instruments is dependent upon its access to these contracts in the financial markets and its success using other methods, such as netting exposures in the same currencies to mitigate foreign exchange risk and using sales agreements that permit the pass-through of commodity price and foreign exchange rate risk to customers.

For derivative financial instruments accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the manner in which effectiveness will be assessed. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments used in hedging transactions are effective in offsetting changes in fair value or cash flows of the related underlying exposures. Any ineffective portion of the change in fair value of the instruments is recognized immediately in earnings.

Cash Flow Hedges

The Company designates certain derivative financial instruments as cash flow hedges. No components of the hedging instruments are excluded from the assessment of hedge effectiveness. Changes in fair value of outstanding derivatives accounted for as cash flow hedges, except any ineffective portion, are recorded in other comprehensive income until earnings are impacted by the hedged transaction. Classification of the gain or loss in the Consolidated Statements of Operations upon release from comprehensive income is the same as that of the underlying exposure. Contracts outstanding at December 31, 2011 mature between one and thirty-five months.

When the Company discontinues hedge accounting because it is no longer probable that an anticipated transaction will occur in the originally specified period, changes to fair value accumulated in other comprehensive income are recognized immediately in earnings.

The Company uses commodity forwards to hedge anticipated purchases of various commodities, including aluminum, fuel oil and natural gas and these exposures are hedged by a central treasury unit.

The Company also designates certain foreign exchange contracts as cash flow hedges of anticipated foreign-currency-denominated sales or purchases. The Company manages these risks at the operating unit level. Often the hedging of foreign currency risk is performed in concert with related commodity price hedges.

The following table sets forth financial information about the impact on Accumulated Other Comprehensive Income ("AOCI") and earnings from changes in fair value related to derivative instruments accounted for as cash flow hedges.

Derivatives in cash flow hedges	Amount of gain/(loss) recognized in AOCI (effective portion) 2011	Amount of gain/(loss) recognized in AOCI (effective portion) 2010	Amount of gain/(loss) reclassified from AOCI into earnings 2011	Amount of gain/(loss) reclassified from AOCI into earnings 2010	
Cross-currency swap		$9		$13	(1)
Foreign exchange contracts	$(8)	4	$(5)	4	(2)
Commodity contracts	(66)	23	18	7	(3)
Total	$(74)	$36	$13	$24	

(1) Within the Statement of Operations for the year ended December 31, 2010, $12 was credited to translation and foreign exchange and $1 was credited to interest income.

(2) Within the Statement of Operations for the year ended December 31, 2011, $6 was charged to net sales and $1 was credited to cost of products sold. Within the Statement of Operations for the year ended December 31, 2010, $10 was credited to net sales and $6 was charged to cost of products sold.

(3) Within the Statement of Operations for the year ended December 31, 2011, $25 was credited to cost of products sold and $7 was charged to income tax expense. Within the Statement of Operations for the year ended December 31, 2010, $10 was credited to cost of products sold and $3 was charged to income tax expense.

For the year ending December 31, 2012, a net loss of $59 ($50, net of tax) is expected to be reclassified to earnings. The actual amount that will be reclassified may differ from this amount due to changing market conditions. No amounts were reclassified during the year ended December 31, 2011 in connection with anticipated transactions that were no longer considered probable and the ineffective portion recorded in earnings was less than $1.

Fair Value Hedges and Contracts Not Designated as Hedges

The Company designates certain derivative financial instruments as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and unrecognized firm commitments. The notional values and maturity dates of the derivative instruments coincide with those of the hedged items. Changes in fair value of the derivative financial instruments, excluding time value, are offset by changes in fair value of the related hedged items. Other than for firm commitments, amounts related to time value are excluded from the assessment and measurement of hedge effectiveness and are reported in earnings. Less than $1 was reported in earnings for the year ended December 31, 2011.

Certain derivative financial instruments, including foreign exchange contracts related to intercompany debt, were not designated or did not qualify for hedge accounting; however, they are effective economic hedges as the changes in their fair value, except for time value, are offset by changes in remeasurement of the related hedged items. The Company's primary use of these derivative instruments is to offset the earnings impact that fluctuations in foreign exchange rates have on certain monetary assets and liabilities denominated in nonfunctional currencies. Changes in fair value of these derivative instruments are immediately recognized in earnings as foreign exchange adjustments.

The impact on earnings of foreign exchange contracts designated as fair value hedges was less than $1 for the year ended December 31, 2011 and a gain of $1 for the year ended December 31, 2010. The impact on earnings of foreign exchange contracts not designated as hedges was a loss of $33 for the year ended December 31, 2011 and a gain of $16 for the year ended December 31, 2010. These items were reported as translation and foreign exchange and were offset by changes in the fair value of the related hedged items.

The fair values of outstanding derivative instruments in the Consolidated Balance Sheet at December 31, were:

Derivative Assets	Balance Sheet Classification	2011	2010
Derivatives designated as hedges:			
Foreign exchange contracts	Other current assets	$9	$12
Commodity contracts	Other current assets	4	40
Commodity contracts	Other non-current assets	0	13
Derivatives not designated as hedges:			
Foreign exchange contracts	Other current assets	6	14
	Total	$19	$79

Derivative Liabilities	Balance Sheet Classification	2011	2010
Derivatives designated as hedges:			
Foreign exchange contracts	Accounts payable and accrued liabilities	$10	$12
Commodity contracts	Accounts payable and accrued liabilities	56	1
Commodity contracts	Other non-current liabilities	6	0
Derivatives not designated as hedges:			
Foreign exchange contracts	Accounts payable and accrued liabilities	10	3
	Total	$82	$16

The aggregate U.S. dollar-equivalent notional values of outstanding derivative instruments in the Consolidated Balance Sheets at December 31 were:

	2011	2010
Derivatives in cash flow hedges:		
Foreign exchange	$480	$751
Commodities	528	326
Derivatives in fair value hedges:		
Foreign exchange	123	256
Derivatives not designated as hedges:		
Foreign exchange	965	827

T. Noncontrolling Interests

In 2011, the Company paid an aggregate of $202 to purchase the remaining public ownership interests in Hellas Can, its public holding company in Greece and to increase its ownership interests in its subsidiaries in Dubai, Beijing and Shanghai to 100% and in Jordan and Tunisia to 60%.

In 2010, the Company paid an aggregate of $169 to acquire the remaining ownership interests in the holding companies for its four joint ventures in China and its joint venture in Hanoi, Vietnam, and to increase its ownership interests in Hellas Can, its public holding Company in Greece, to 85%, and its subsidiaries in Dong Nai, Vietnam to 96% and Senegal to 100%.

The accounting guidance requires changes in noncontrolling interests that do not result in a change of control and where there is a difference between fair value and carrying value to be accounted for as equity transactions. The effect on net income attributable to the Company had purchases of noncontrolling interests been recorded through net income is as follows:

	2011	2010	2009
Net income attributable to Crown Holdings	$282	$324	$334
Transfers to noncontrolling interests —			
Decrease in paid-in-capital for purchase of noncontrolling interests	(119)	(114)	0
Net income attributable to Crown Holdings after transfers to noncontrolling interests	$163	$210	$334

Additionally, in 2009, the Company acquired a 70% interest in a beverage can production facility in Dong Nai, Vietnam for $22, net of cash acquired. The facility had not commenced commercial production at the time it was acquired by the Company. The overall purchase price allocation included $28 to property, plant and equipment, $4 to accrued liabilities, and $2 to noncontrolling interests.

U. Earnings Per Share ("EPS")

The following table summarizes the basic and diluted earnings per share attributable to Crown Holdings. Basic EPS excludes all potentially dilutive securities and is computed by dividing net income attributable to Crown Holdings by the weighted average number of common shares outstanding during the period. Diluted EPS includes the effect of stock options and restricted stock as calculated under the treasury stock method.

	2011	2010	2009
Net income attributable to Crown Holdings	$282	$324	$334
Weighted average shares outstanding:			
Basic	151.7	159.4	159.1
Add: dilutive stock awards	2.6	3.0	2.8
Diluted	154.3	162.4	161.9
Basic earnings per share	$1.86	$2.03	$2.10
Diluted earnings per share	$1.83	$2.00	$2.06

Common shares contingently issuable upon the exercise of outstanding stock options of 0.1 million in 2011, 0.3 million in 2010 and 3.5 million in 2009 were excluded from diluted shares outstanding. These shares had exercise prices above the average market price for the related periods and would have been anti-dilutive.

For purposes of calculating assumed proceeds under the treasury stock method when determining the diluted weighted average shares outstanding, the Company excludes the impact of proforma deferred tax assets arising in connection with stock-based compensation.

V. Pensions and Other Retirement Benefits

Pensions. The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees' remuneration near retirement or a fixed dollar multiple.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2011	2010	2009
Service cost	$11	$9	$8
Interest cost	72	72	80
Expected return on plan assets	(80)	(80)	(71)
Amortization of actuarial loss	47	66	77
Amortization of prior service cost	3	2	2
Cost attributable to settlements and curtailments	0	0	7
Total pension expense	$53	$69	$103

Non-U.S.	2011	2010	2009
Service cost	$27	$26	$19
Interest cost	161	155	147
Expected return on plan assets	(196)	(179)	(162)
Amortization of actuarial loss	50	47	28
Amortization of prior service cost/(credit)	2	(6)	(5)
Total pension expense	$44	$43	$27

The non-U.S. pension expense excludes $10 of cost attributable to plan curtailments and settlements that was recorded in restructuring expense in 2010.

Additional pension expense of $5, $4 and $4 was recognized in 2011, 2010 and 2009 for multi-employer plans.

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows

U.S.	2011	2010
Projected benefit obligations	$1,502	$1,477
Accumulated benefit obligations	1,474	1,450
Fair value of plan assets	1,172	978

Non-U.S.	2011	2010
Projected benefit obligations	$3,247	$2,796
Accumulated benefit obligations	3,106	2,668
Fair value of plan assets	2,884	2,540

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Projected Benefit Obligations				
Benefit obligations at January 1	$1,477	$1,325	$2,982	$2,830
Service cost	11	9	27	26
Interest cost	72	72	161	155
Plan participants' contributions	1	0	4	5
Amendments	(4)	3	3	0
Curtailments	0	0	0	5
Actuarial loss	54	178	290	202
Benefits paid	(109)	(110)	(177)	(172)
Foreign currency translation	0	0	(34)	(69)
Benefit obligations at December 31	$1,502	$1,477	$3,256	$2,982
Plan Assets				
Fair value of plan assets at January 1	$978	$970	$2,729	$2,637
Actual return on plan assets	(9)	89	271	269
Employer contributions	311	29	93	50
Plan participants' contributions	1	0	5	5
Benefits paid	(109)	(110)	(177)	(172)
Foreign currency translation	0	0	(27)	(60)
Fair value of plan assets at December 31	$1,172	$978	$2,894	$2,729
Funded Status	$(330)	$(499)	$(362)	$(253)
Accumulated benefit obligations at December 31	$1,474	$1,450	$3,106	$2,853

The Company's investment strategy in its U.S. plan is designed to generate returns that are consistent with providing benefits to plan participants within the risk tolerance of the plan. Asset allocation is the primary determinant of return levels and investment risk exposure. The assets of the plan are broadly diversified in terms of securities and security types in order to limit the potential of large losses from any one security.

The strategic ranges for asset allocation in the U.S. plan are as follows:

U.S. equities	35% to 45%
International equities	10% to 20%
Fixed income	12% to 22%
Real estate	0% to 5%
Private equity	5% to 10%
Hedge funds	15% to 20%

The Company's investment strategy in its U.K. plan, the largest non-U.S. plan, is designed to achieve a funding level of 100% within the next 15 years by targeting an expected return (net of fees) of 2.4% annually in excess of the expected growth in the liabilities. The company seeks to achieve this return with a risk level commensurate with a 5% chance of the funding level falling between 5% and 9% in any one year. The strategic ranges for asset allocation in the U.K. plan are as follows:

Investment grade credit	40% to 80%
Equities	0% to 30%
Hedge funds	0% to 10%
Real estate	0% to 5%
Private equity	0% to 15%
Emerging market wealth	0% to 5%
Alternative credit	0% to 15%
Other	0% to 5%

Pension assets are classified into three levels. Level 1 asset values are derived from quoted prices which are available in active markets as of the report date. Level 2 asset values are derived from other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date. Level 3 asset values are derived from unobservable pricing inputs that are not corroborated by market data or other objective sources.

Equity securities are valued at the latest quoted prices taken from the primary exchange on which the security trades. Mutual funds are valued at the net asset value (NAV) of shares held at year-end. Fixed income securities, including government issued debt, corporate debt, asset-backed and structured debt securities are valued using market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data including market research publications. Derivatives, which consist mainly of interest rate swaps, are valued using a discounted cash flow pricing model based on observable market data. Investment funds, hedge funds and private equity funds are valued at the NAV at year-end. The values assigned to private equity funds are based upon assessments of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples among other factors. Real estate investments are based on third party appraisals as of year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and their placement within the fair value hierarchy.

The levels assigned to the defined benefit plan assets as of December 31, 2011 and 2010 are summarized in the tables below:

	2011		
	U.S. plan assets	Non-U.S. plan assets	Total
Level 1			
Cash and cash equivalents	$152	$86	$238
Global large cap equity		56	56
U.S. large cap equity	163	36	199
U.S. mid/small cap equity	174	12	186
Mutual funds – global equity	98		98
Mutual funds – U.S. equity	84		84
Mutual funds – fixed income	62		62
	733	190	923
Level 2			
Government issued debt securities	56	374	430
Corporate debt securities	87	343	430
Asset backed securities	1	14	15
Structured debt	11	547	558
Insurance contracts		11	11
Derivatives		96	96
Investment funds – fixed income	6	335	341
Investment funds – global equity	44	231	275
Investment funds – emerging markets	39	162	201
	244	2,113	2,357
Level 3			
Investment funds – real estate		84	84
Hedge funds	121	163	284
Private equity	53	332	385
Real estate – direct	19	5	24
	193	584	777
Total	$1,170	$2,887	$4,057

	2010		
	U.S. plan assets	Non-U.S. plan assets	Total
Level 1			
Cash and cash equivalents	$62	$24	$86
Global large cap equity		68	68
U.S. large cap equity	209	37	246
U.S. mid/small cap equity	185	12	197
Mutual funds – global equity	49		49
	505	141	646
Level 2			
Government issued debt securities	50	303	353
Corporate debt securities	81	531	612
Asset backed securities	4	13	17
Structured debt	14	451	465
Insurance contracts		13	13
Derivatives		27	27
Investment funds – fixed income	5	206	211
Investment funds – global equity	51	293	344
Investment funds – emerging markets	46	150	196
	251	1,987	2,238
Level 3			
Investment funds – real estate		87	87
Hedge funds	135	180	315
Private equity	69	318	387
Real estate – direct	18	5	23
	222	590	812
Total	$978	$2,718	$3,696

Accrued income of $2 for U.S. plan assets at December 31, 2011 and $7 and $11 for non-U.S. plan assets at December 31, 2011 and 2010, respectively, is excluded from the table above.

Plan assets include $113 and $112 of the Company's common stock at December 31, 2011 and 2010, respectively.

The following tables reconcile the beginning and ending balances of plan assets measured using significant unobservable inputs (Level 3).

	Hedge funds	Private equity	Real estate	Total
Balance at January 1, 2010	$203	$354	$80	$637
Foreign currency translation	0	(9)	0	(9)
Asset returns – assets held at reporting date	7	13	14	34
Asset returns – assets sold during the period	3	15	(2)	16
Purchases	126	64	30	220
Sales	(24)	(50)	(12)	(86)
Balance at December 31, 2010	315	387	110	812
Foreign currency translation	(1)	(2)	0	(3)
Asset returns – assets held at reporting date	(10)	(6)	0	(16)
Asset returns – assets sold during the period	9	38	0	47
Purchases	19	52	0	71
Sales	(48)	(84)	(2)	(134)
Balance at December 31, 2011	$284	$385	$108	$777

Crown Holdings, Inc.

Pension assets/(liabilities) included in the Consolidated Balance Sheets were:

	2011	2010
Non-current assets	$1	$4
Current liabilities	(8)	(10)
Non-current liabilities	(685)	(746)

The Company's current liability at December 31, 2011, represents the expected required payments to be made for unfunded plans over the next twelve months. Total estimated 2012 employer contributions are $130 for the Company's pension plans.

Changes in the net loss and prior service cost/(credit) for the Company's pension plans were:

	2011		2010		2009	
	Net loss	Prior service	Net loss	Prior service	Net loss	Prior service
Balance at January 1	$2,135	$9	$1,991	$3	$1,677	$(1)
Reclassification to net periodic benefit cost	(97)	(5)	(118)	4	(112)	3
Current year loss	358	0	281	0	329	0
Amendments	0	(1)	0	3	0	0
Foreign currency translation	(14)	1	(19)	(1)	97	1
Balance at December 31	$2,382	$4	$2,135	$9	$1,991	$3

The estimated portions of the net losses and net prior service that are expected to be recognized as components of net periodic benefit cost in 2012 are $112 and $1.

Expected future benefit payments as of December 31, 2011 were:

	U.S. plans	Non-U.S. plans
2012	112	173
2013	111	176
2014	109	183
2015	142	188
2016	107	193
2017 – 2021	522	1,002

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2011	2010	2009
Discount rate	4.8%	5.1%	5.7%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2011	2010	2009
Discount rate	4.7%	5.4%	5.9%
Compensation increase	3.3%	3.3%	3.3%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2011	2010	2009
Discount rate	5.1%	5.7%	6.7%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	8.75%	8.75%

Non-U.S.	2011	2010	2009
Discount rate	5.4%	5.9%	6.7%
Compensation increase	3.3%	3.3%	2.9%
Long-term rate of return	7.0%	7.2%	7.0%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets.

The U.S. plan's 2011 assumed asset rate of return was based on a calculation using underlying assumed rates of return of 9.94% for equity securities and alternative investments, and 5.1% for debt securities and real estate. The rate of return used for equity securities and alternative investments was based on the total return of the S&P 500 for the 25 year period ended December 31, 2010. The Company believes that the equity securities included in the S&P 500 are representative of the equity securities and alternative investments held by its U.S. plan, and that this period provides a sufficient time horizon as a basis for estimating future returns. The rate of return used for debt securities is consistent with the U.S. plan discount rate and the return on AA corporate bonds with duration equal to the plan's liabilities. The underlying debt securities in the plan are primarily invested in various corporate and government agency securities and are benchmarked against returns on AA corporate bonds.

The U.K. plan's 2011 assumed asset rate of return was based on a calculation using underlying assumed rates of return of 10.4% for equity securities and alternative investments, and 5.5% for debt securities and real estate. Equity securities in the U.K. plan as of December 31, 2010 were allocated approximately 45% to U.S. securities, 8% to U.K. securities, 11% to securities in European countries other than the U.K., and 36% to securities in other countries. The assumed rate of return for equity securities and alternative investments represents the weighted average 25 year return of equity securities in these markets. The Company believes that the equity securities included in the related market indexes are representative of the equity securities and alternative investments held by its U.K. plan, and that this period provides a sufficient time horizon as a basis for estimating future returns.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

The components of net postretirement benefits cost were as follows:

	2011	2010	2009
Service cost	$8	$9	$8
Interest cost	20	26	30
Amortization of prior service credit	(36)	(25)	(22)
Amortization of actuarial loss	13	9	7
Total postretirement benefits cost	$5	$19	$23

Changes in the benefit obligations were:

	2011	2010
Benefit obligations at January 1	$445	$511
Service cost	8	9
Interest cost	20	26
Amendments	(107)	(108)
Actuarial loss	(3)	34
Benefits paid	(24)	(30)
Foreign currency translation	(2)	3
Benefit obligations at December 31	$337	$445

Changes in the net loss and prior service credit for the Company's postretirement benefit plans were:

	2011		2010		2009	
	Net loss	Prior service	Net loss	Prior service	Net loss	Prior service
Balance at January 1	$174	$(242)	$147	$(159)	$118	$(181)
Reclassification to net periodic benefit cost	(13)	36	(9)	25	(7)	22
Current year (gain)/loss	(3)	0	34	0	36	0
Amendments	0	(107)	0	(108)	0	0
Foreign currency translation	(1)	0	2	0	0	0
Balance at December 31	$157	$(313)	$174	$(242)	$147	$(159)

The estimated portions of the net losses and prior service credits that are expected to be recognized as components of net periodic benefit cost/(credit) in 2012 are $15 and ($44).

In 2011, the U.S. plans were amended to, among other things, eliminate health coverage for retirees who are not yet eligible for Medicare. In 2010, the U.S. plans were amended to, among other things, require additional retiree contributions for medical and prescription drug costs.

Expected future benefit payments are net of expected Medicare Part D subsidies of $4. Benefits paid in 2011 are net of $1 of subsidies.

	Benefit Payments
2012	$26
2013	28
2014	21
2015	21
2016	21
2017 – 2021	103

The assumed health care cost trend rates at December 31, 2011 are as follows:

Health care cost trend rate assumed for next year	7.5%
Rate that the cost trend rate gradually declines to	4.5%
Year that the rate reaches the rate it is assumed to remain	2018

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point	
	Increase	Decrease
Effect on total service and interest cost	$2	$2
Effect on postretirement benefit obligation	$30	$26

Weighted average discount rates used to calculate the benefit obligations at the end of each year and the cost for each year are presented below.

	2011	2010	2009
Benefit obligations	4.9%	5.1%	5.8%
Cost	5.1%	5.8%	6.7%

Other Comprehensive Income. Other comprehensive income includes amortization of net loss and prior service cost included in net periodic pension and postretirement cost net of tax of $18, $25 and $27 in 2011, 2010 and 2009, respectively and includes net loss and prior service cost adjustments arising in the current year net of tax of $52, $45 and $110 in 2011, 2010 and 2009, respectively.

Employee Savings Plan. The Company sponsors the Savings Investment Plan which covers substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 50% of 3% of a participant's compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share. The Company's contribution is equivalent to 15% of the quarter-ending market price. Total shares purchased under the plan in 2011 and 2010 were 30,600 and 32,869, respectively, and the Company's contributions were less than $1 in both years.

W. Income Taxes

The components of income before income taxes and equity earnings were as follows:

	2011	2010	2009
U.S.	$66	$44	$(36)
Foreign	521	570	495
	$587	$614	$459

The provision for income taxes consisted of the following:

Current tax:	2011	2010	2009
U.S. federal			
State and foreign	$111	$113	$88
	$111	$113	$88

Deferred tax:	2011	2010	2009
U.S. federal	$69	$50	$(54)
State and foreign	14	2	(27)
	83	52	(81)
Total	$194	$165	$7

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2011	2010	2009
U.S. statutory rate at 35%	$205	$215	$161
Valuation allowance	(19)	(6)	(122)
Nontaxable settlement of legal dispute		(7)	
Tax on foreign income	(50)	(52)	(46)
Tax law changes	(4)	8	
Other items, net	62	7	14
Income tax provision	$194	$165	$7

The other items caption for 2011 includes $55 of increase due to tax charges in connection with the relocation of the Company's European headquarters and management to Switzerland. The tax charges were partially offset by $30 of valuation allowance release included in the valuation allowance caption.

The valuation allowance caption for 2009 includes benefits for the releases of valuation allowance in the U.S. and France based on future income projections, in France based on current year income and in Germany due to a change in tax law that allowed the Company to use tax losses that it previously could not use.

The Company paid taxes of $107, $102 and $73 in 2011, 2010 and 2009, respectively.

The components of deferred taxes at December 31 are:

	2011		2010	
	Assets	Liabilities	Assets	Liabilities
Tax loss and credit carryforwards	$599		$563	
Postretirement and postemployment benefits	128		172	
Pensions	233	$12	288	$28
Property, plant and equipment	9	113	12	96
Asbestos	95		95	
Accruals and other	91	157	62	134
Valuation allowances	(359)		(376)	
Total	$796	$282	$816	$258

At December 31, 2011 and 2010, $99 and $87 of deferred tax assets were included in prepaid expenses and other current assets.

Tax loss and credit carryforwards expire as follows: 2012 - $23; 2013 - $7; 2014 - $5; 2015 - $18; 2016 - $13; thereafter - $356; unlimited - $177. Tax loss and credit carryforwards expiring after 2016 include $190 of state tax loss carryforwards. The unlimited category includes $116 of French tax loss carryfowards. The tax loss carryforwards presented above exclude $44 of U.S. windfall tax benefits that will be recorded in additional paid-in capital when realized.

Realization of any portion of the Company's deferred tax assets is dependent upon the availability of taxable income in the relevant jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's valuation allowances of $359 at December 31, 2011 include $175 in the U.S., $84 in France, $74 in Canada and $13 in Belgium.

The Company's valuation allowance in the U.S. includes $148 for state tax loss carryforwards and $25 for U.S. federal capital loss carryforwards. The Company does not believe that it is more likely than not that these deferred tax assets will be utilized prior to their expiration. The Company's ability to utilize state tax loss carryforwards is impacted by several factors including expiration dates, limitations imposed by certain states on the amount of loss carryforwards that can be used in a given year to offset taxable income and whether the state permits the Company to file a combined return. The Company's ability to utilize its capital loss carryforwards, which expire in 2012 and 2013, is dependent upon the availability of future capital gain income which the Company does not currently project.

The Company maintains a full valuation allowance against its net deferred tax assets in France because the Company does not believe at this time that it is more likely than not that it will realize any deferred tax benefits in France, primarily due to a restructuring of the Company's operations which will reduce its profits in France.

The Company maintains a full valuation allowance against its net deferred tax assets in Canada because the Company does not believe at this time that it is more likely than not that it will realize any deferred tax benefits in Canada. The Company's Canadian operations incurred a loss in 2011 and remain in a three year cumulative loss position.

The Company's valuation allowance in Belgium is for tax loss carryforwards in a dormant entity that do not expire, but the Company does not believe at this time it will be able to utilize the loss carryforwards.

Management's estimates of the appropriate valuation allowance in any jurisdiction involve a number of assumptions and judgments, including the amount and timing of future taxable income. Should future results differ from management's estimates, it is possible there could be future adjustments to the valuation allowances that would result in an increase or decrease in tax expense in the period such changes in estimates are made.

The Company has not provided deferred taxes on $1,024 of earnings in certain non-U.S. subsidiaries because such earnings are indefinitely reinvested in its international operations. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to incremental tax.

A reconciliation of unrecognized tax benefits for 2011, 2010 and 2009 follows.

	2011	2010	2009
Balance at January 1	$37	$38	$34
Additions for current year tax positions	8	4	7
Reductions to prior period tax positions	(5)	0	0
Lapse of statute of limitations	(2)	(3)	(3)
Settlements	0	0	0
Foreign currency translation	(1)	(2)	0
Balance at December 31	$37	$37	$38

The Company's reserves as presented primarily include potential liabilities related to transfer pricing, foreign withholding taxes, and non-deductibility of expenses and exclude $3 of penalties in each year. Interest and penalties are recorded in the statement of operations as interest expense and provision for income taxes, respectively. The total interest and penalties recorded in the statement of operations was $1 in each of the last three years.

The unrecognized tax benefits as of December 31, 2011 include $31 that, if recognized, would affect the effective tax rate. The remaining balance would have no effect due to valuation allowances in certain jurisdictions. The Company's unrecognized tax benefits are expected to increase in the next twelve months as it continues its current transfer pricing policies, and are expected to decrease as open tax years lapse or claims are settled. The Company is unable to estimate a range of reasonably possible changes in its unrecognized tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence their audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any.

The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2011 were 2002 and subsequent years for Canada; 2006 and subsequent years for Spain and the United Kingdom; 2007 and subsequent years for Italy; 2008 and subsequent years for the U.S.; 2009 and subsequent years for France and 2010 and subsequent years for Germany.

X. Segment Information

The Company's business is organized geographically within three divisions, Americas, European and Asia-Pacific. Within the Americas and European divisions, the Company has determined that it has the following reportable segments organized along a combination of product lines and geographic areas: Americas Beverage and North America Food within the Americas, and European Beverage, European Food and European Specialty Packaging within Europe. Non-reportable segments include the Company's aerosol can businesses in North America, Europe and Thailand, the Company's beverage can businesses in Cambodia, China, Malaysia, Singapore, Thailand and Vietnam, the Company's food can and closures business in Thailand and the Company's tooling and equipment operations in the U.S. and United Kingdom.

The Company evaluates performance and allocates resources based on segment income. Segment income is defined by the Company as gross profit less selling and administrative expenses.

Crown Holdings, Inc.

The tables below present information about operating segments for the years ended December 31, 2011, 2010 and 2009:

2011	External sales	Inter-segment Sales	Segment assets	Depreciation and amortization	Capital expenditures	Segment income
Americas Beverage	$2,273	$71	$1,445	$44	$126	$302
North America Food	889	14	504	14	7	146
European Beverage	1,669	2	1,578	43	61	210
European Food	1,999	109	1,531	33	26	239
European Specialty Packaging	434	67	177	6	7	30
Total reportable segments	7,264	263	5,235	140	227	$927
Non-reportable segments	1,380	83	1,173	29	164	
Corporate and unallocated items			460	7	10	
Total	$8,644	$346	$6,868	$176	$401	

2010	External sales	Inter-segment Sales	Segment Assets	Depreciation and amortization	Capital expenditures	Segment income
Americas Beverage	$2,097	$57	$1,307	$37	$151	$275
North America Food	897	9	514	15	7	120
European Beverage	1,524	1	1,537	40	60	244
European Food	1,841	77	1,457	36	21	224
European Specialty Packaging	395	53	176	7	6	22
Total reportable segments	6,754	197	4,991	135	245	$885
Non-reportable segments	1,187	82	952	27	70	
Corporate and unallocated items			956	10	5	
Total	$7,941	$279	$6,899	$172	$320	

2009	External sales	Inter-segment Sales	Segment assets	Depreciation and amortization	Capital expenditures	Segment income
Americas Beverage	$1,819	$30	$1,157	$41	$30	$207
North America Food	1,006	5	507	17	7	140
European Beverage	1,567	1	1,549	45	71	262
European Food	1,968	65	1,548	40	26	238
European Specialty Packaging	404	54	175	7	8	18
Total reportable segments	6,764	155	4,936	150	142	$865
Non-reportable segments	1,174	56	866	31	33	
Corporate and unallocated items			730	13	5	
Total	$7,938	$211	$6,532	$194	$180	

Intersegment sales primarily include sales of ends and components used to manufacture cans, such as printed and coated metal, as well as parts and equipment used in the manufacturing process.

"Corporate and unallocated items" includes corporate and division administrative costs, technology costs, and unallocated items such as the U.S. and U.K. pension plan costs.

A reconciliation of segment income of reportable segments to consolidated income before income taxes and equity earnings for the years ended December 31, 2011, 2010 and 2009 follows:

	2011	2010	2009
Segment income of reportable segments	$927	$885	$865
Segment income of non-reportable segments	234	206	180
Corporate and unallocated items	(208)	(201)	(233)
Provision for asbestos	(28)	(46)	(55)
Provision for restructuring	(77)	(42)	(43)
Asset impairments and sales	(6)	18	6
Loss from early extinguishments of debt	(32)	(16)	(26)
Interest expense	(232)	(203)	(247)
Interest income	11	9	6
Translation and exchange adjustments	(2)	4	6
Income before income taxes and equity earnings	$587	$614	$459

For the year ended December 31, 2011, intercompany profit of $7 in non-reportable segments related to canmaking equipment sales to subsidiaries in Asia and Brazil was eliminated within segment income of non-reportable segments. For the years ended December 31, 2010 and 2009, the elimination of intercompany profit was less than $1.

For the years ended December 31, 2011, 2010 and 2009, no one customer accounted for more than 10% of the Company's consolidated net sales.

Sales by major product were:

	2011	2010	2009
Metal beverage cans and ends	$4,532	$4,065	$3,777
Metal food cans and ends	2,614	2,479	2,698
Other metal packaging	1,373	1,299	1,336
Other products	125	98	127
Consolidated net sales	$8,644	$7,941	$7,938

Sales and long-lived assets for the major countries in which the Company operates were:

	Net Sales			Long-Lived Assets		
	2011	2010	2009	2011	2010	2009
United States	$2,297	$2,248	$2,224	$306	$297	$296
United Kingdom	826	740	729	126	117	126
France	675	624	686	67	76	82
Other	4,846	4,329	4,299	1,252	1,120	1,005
Consolidated total	$8,644	$7,941	$7,938	$1,751	$1,610	$1,509

Y. Condensed Combining Financial Information

Crown European Holdings (Issuer), a 100% owned subsidiary of the Company, has €500 ($647 at December 31, 2011) principal amount of 7.125% senior notes due 2018 outstanding that are fully and unconditionally guaranteed by Crown Holdings, Inc. (Parent) and certain subsidiaries. The guarantors are 100% owned by the Company and the guarantees are made on a joint and several basis. The guarantor column includes financial information for all subsidiaries in the U.S. (except for an insurance subsidiary and a receivable securitization subsidiary), substantially all subsidiaries in Belgium, Canada, France, Germany, Mexico, Switzerland and the United Kingdom, and a subsidiary in the Netherlands. The following condensed combining financial statements:

- statements of operations and cash flows for the years ended December 31, 2011, 2010 and 2009, and
- balance sheets as of December 31, 2011 and 2010

are presented on the following pages to comply with the Company's requirements under Rule 3-10 of Regulation S-X.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2011
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$4,780	$3,864		$8,644
Cost of products sold, excluding depreciation and amortization		$(1)	3,934	3,187		7,120
Depreciation and amortization			82	94		176
Gross profit		1	764	583		1,348
Selling and administrative expense		(2)	298	99		395
Provision for asbestos			28			28
Provision for restructuring			73	4		77
Asset impairments and sales				4	$2	6
Loss from early extinguishments of debt		2	30			32
Net interest expense		78	104	39		221
Technology royalty			(46)	46		
Translation and exchange adjustments			(3)	5		2
Income/(loss) before income taxes		(77)	280	386	(2)	587
Provision for income taxes			123	71		194
Equity earnings in affiliates	$282	239	125		(643)	3
Net income	282	162	282	315	(645)	396
Net income attributable to noncontrolling interests				(114)		(114)
Net income attributable to Crown Holdings	$282	$162	$282	$201	$(645)	$282

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$4,734	$3,207		$7,941
Cost of products sold, excluding depreciation and amortization		$(13)	3,993	2,539		6,519
Depreciation and amortization			88	84		172
Gross profit		13	653	584		1,250
Selling and administrative expense			258	102		360
Provision for asbestos			46			46
Provision for restructuring			42			42
Asset impairments and sales			(14)	(4)		(18)
Loss from early extinguishments of debt		5	11			16
Net interest expense		35	144	15		194
Technology royalty			(35)	35		
Translation and exchange adjustments			(3)	(1)		(4)
Income/(loss) before income taxes		(27)	204	437		614
Provision for income taxes		3	86	76		165
Equity earnings in affiliates	$324	249	206		$(776)	3
Net income	324	219	324	361	(776)	452
Net income attributable to noncontrolling interests				(128)		(128)
Net income attributable to Crown Holdings	$324	$219	$324	$233	$(776)	$324

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2009 (in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$4,589	$3,349		$7,938
Cost of products sold, excluding depreciation and amortization		$(11)	3,839	2,723		6,551
Depreciation and amortization			100	94		194
Gross profit		11	650	532		1,193
Selling and administrative expense		(1)	283	99		381
Provision for asbestos			55			55
Provision for restructuring			30	13		43
Asset impairments and sales			(1)	(5)		(6)
Loss from early extinguishments of debt		21	5			26
Net interest expense		18	200	23		241
Technology royalty			(36)	36		
Translation and exchange adjustments		5	(5)	(6)		(6)
Income/(loss) before income taxes		(32)	119	372		459
Provision for/(benefit from) income taxes			(90)	97		7
Equity earnings/(loss) in affiliates	$334	291	125		$(752)	(2)
Net income	334	259	334	275	(752)	450
Net income attributable to noncontrolling interests				(116)		(116)
Net income attributable to Crown Holdings	$334	$259	$334	$159	$(752)	$334

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2011
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Assets						
Current assets						
Cash and cash equivalents			$54	$288		$342
Receivables, net			456	492		948
Intercompany receivables		$2	60	23	$(85)	
Inventories			615	533		1,148
Prepaid expenses and other current assets		7	129	29		165
Total current assets		9	1,314	1,365	(85)	2,603
Intercompany debt receivables		1,590	3,514	327	(5,431)	
Investments	$215	3,007	(577)		(2,645)	
Goodwill			1,396	556		1,952
Property, plant and equipment, net			604	1,147		1,751
Other non-current assets		13	491	58		562
Total	$215	$4,619	$6,742	$3,453	$(8,161)	$6,868
Liabilities and equity						
Current liabilities						
Short-term debt		$6	$14	$108		$128
Current maturities of long-term debt			1	66		67
Accounts payable and accrued liabilities	$20	20	1,350	700		2,090
Intercompany payables		1	22	62	$(85)	
Total current liabilities	20	27	1,387	936	(85)	2,285
Long-term debt, excluding current maturities		1,002	2,173	162		3,337
Long-term intercompany debt	668	2,481	1,664	618	(5,431)	
Postretirement and pension liabilities			986	10		996
Other non-current liabilities			321	168		489
Commitments and contingent liabilities						
Noncontrolling interests			(4)	238		234
Crown Holdings shareholders' equity/(deficit)	(473)	1,109	215	1,321	(2,645)	(473)
Total equity/(deficit)	(473)	1,109	211	1,559	(2,645)	(239)
Total	$215	$4,619	$6,742	$3,453	$(8,161)	$6,868

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Assets						
Current assets						
Cash and cash equivalents			$65	$398		$463
Receivables, net		$66	111	759		936
Intercompany receivables		1	90	64	$(155)	
Inventories			575	485		1,060
Prepaid expenses and other current assets	$1	12	148	29		190
Total current assets	1	79	989	1,735	(155)	2,649
Intercompany debt receivables		1,374	3,010	373	(4,757)	
Investments	308	3,039	(399)		(2,948)	
Goodwill			1,411	573		1,984
Property, plant and equipment, net			626	984		1,610
Other non-current assets		16	590	50		656
Total	$309	$4,508	$6,227	$3,715	$(7,860)	$6,899
Liabilities and equity						
Current liabilities						
Short-term debt		$48	$5	$188		$241
Current maturities of long-term debt		116	5	37		158
Accounts payable and accrued liabilities	$28	26	1,085	839		1,978
Intercompany payables		2	62	91	$(155)	
Total current liabilities	28	192	1,157	1,155	(155)	2,377
Long-term debt, excluding current maturities		810	1,731	108		2,649
Long-term intercompany debt	377	2,362	1,550	468	(4,757)	
Postretirement and pension liabilities			1,149	10		1,159
Other non-current liabilities			331	154		485
Commitments and contingent liabilities						
Noncontrolling interests			1	324		325
Crown Holdings shareholders' equity/(deficit)	(96)	1,144	308	1,496	(2,948)	(96)
Total equity/(deficit)	(96)	1,144	309	1,820	(2,948)	229
Total	$309	$4,508	$6,227	$3,715	$(7,860)	$6,899

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2011 (in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by operating activities	$10	$(12)	$(119)	$500		$379
Cash flows from investing activities						
Capital expenditures			(107)	(294)		(401)
Proceeds from sale of businesses, net of cash sold						0
Proceeds from sale of property, plant and equipment			26			26
Intercompany investing activities		8	290	(180)	$(118)	
Other			3			3
Net cash provided by/(used for) investing activities		8	212	(474)	(118)	(372)
Cash flows from financing activities						
Proceeds from long-term debt		383	1,250	137		1,770
Payments of long-term debt		(276)	(748)	(45)		(1,069)
Net change in revolving credit facility and short-term debt		(48)	(54)	(90)		(192)
Net change in long-term intercompany balances	291	(38)	(438)	185		
Debt issue costs		(3)	(19)			(22)
Dividends paid				(118)	118	
Common stock issued	11					11
Common stock repurchased	(312)					(312)
Purchase of noncontrolling interests			(98)	(104)		(202)
Dividends paid to noncontrolling interests				(104)		(104)
Other		(14)	3	2		(9)
Net cash provided by/(used for) financing activities	(10)	4	(104)	(137)	118	(129)
Effect of exchange rate changes on cash and cash equivalents				1		1
Net change in cash and cash equivalents			(11)	(110)		(121)
Cash and cash equivalents at January 1			65	398		463
Cash and cash equivalents at December 31	$0	$0	$54	$288	$0	$342

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by operating activities	$26	$2	$357	$205		$590
Cash flows from investing activities						
Capital expenditures			(81)	(239)		(320)
Proceeds from sale of businesses, net of cash sold			3	4		7
Proceeds from sale of property, plant and equipment			20	12		32
Intercompany investing activities		(190)	459	38	$(307)	
Net cash provided by/(used for) investing activities		(190)	401	(185)	(307)	(281)
Cash flows from financing activities						
Proceeds from long-term debt		650		95		745
Payments of long-term debt		(307)	(405)	(22)		(734)
Net change in revolving credit facility and short-term debt		42	73	163		278
Net change in long-term intercompany balances	216	56	(392)	120		
Dividends paid		(211)		(96)	307	
Common stock issued	13					13
Common stock repurchased	(255)					(255)
Purchase of noncontrolling interests				(169)		(169)
Dividends paid to noncontrolling interests				(112)		(112)
Other		(47)	(18)			(65)
Net cash provided by/(used for) financing activities	(26)	183	(742)	(21)	307	(299)
Effect of exchange rate changes on cash and cash equivalents				(6)		(6)
Net change in cash and cash equivalents		(5)	16	(7)		4
Cash and cash equivalents at January 1		5	49	405		459
Cash and cash equivalents at December 31	$0	$0	$65	$398	$0	$463

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2009 (in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for) Operating activities	$18	$(33)	$281	$490		$756
Cash flows from investing activities						
Capital expenditures			(55)	(125)		(180)
Proceeds from sale of property, plant and equipment			2			2
Intercompany investing activities		75	51	(44)	$(82)	
Acquisition of business				(22)		(22)
Net cash provided by/(used for) investing activities		75	(2)	(191)	(82)	(200)
Cash flows from financing activities						
Proceeds from long-term debt			388	12		400
Payments of long-term debt		(446)	(570)	(28)		(1,044)
Net change in revolving credit facility and short-term debt			111	(29)		82
Net change in long-term intercompany Balances	(37)	409	(305)	(67)		
Dividends paid				(82)	82	
Common stock issued	23					23
Common stock repurchased	(4)					(4)
Dividends paid to noncontrolling interests				(87)		(87)
Other		(77)	6			(71)
Net cash used for financing activities	(18)	(114)	(370)	(281)	82	(701)
Effect of exchange rate changes on cash and cash equivalents			2	6		8
Net change in cash and cash equivalents		(72)	(89)	24		(137)
Cash and cash equivalents at January 1		77	138	381		596
Cash and cash equivalents at December 31	$0	$5	$49	$405	$0	$459

Crown Holdings, Inc.

Crown Cork & Seal Company, Inc. (Issuer), a 100% owned subsidiary has $350 principal amount of 7.375% senior notes due 2026 and $64 principal amount of 7.5% senior notes due 2096 outstanding that are fully and unconditionally guaranteed by Crown Holdings, Inc. (Parent). No other subsidiaries guarantee the debt. The following condensed combining financial statements:

- statements of operations and cash flows for the years ended December 31, 2011, 2010 and 2009, and
- balance sheets as of December 31, 2011 and 2010

are presented on the following pages to comply with the Company's requirements under Rule 3-10 of Regulation S-X.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2011
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net sales			$8,644		$8,644
Cost of products sold, excluding depreciation and amortization			7,120		7,120
Depreciation and amortization			176		176
Gross profit			1,348		1,348
Selling and administrative expense		$10	385		395
Provision for asbestos		28			28
Provision for restructuring			77		77
Asset impairments and sales			6		6
Loss from early extinguishments of debt			32		32
Net interest expense		83	138		221
Translation and exchange adjustments			2		2
Income/(loss) before income taxes		(121)	708		587
Provision for/(benefit from) income taxes		(7)	201		194
Equity earnings in affiliates	$282	396	3	$(678)	3
Net income	282	282	510	(678)	396
Net income attributable to noncontrolling interests			(114)		(114)
Net income attributable to Crown Holdings	$282	$282	$396	$(678)	$282

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2010 (in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net sales			$7,941		$7,941
Cost of products sold, excluding depreciation and amortization			6,519		6,519
Depreciation and amortization			172		172
Gross profit			1,250		1,250
Selling and administrative expense		$(12)	372		360
Provision for asbestos		46			46
Provision for restructuring			42		42
Asset impairments and sales			(18)		(18)
Loss from early extinguishments of debt			16		16
Net interest expense		81	113		194
Translation and exchange adjustments			(4)		(4)
Income/(loss) before income taxes		(115)	729		614
Provision for/(benefit from) income taxes		(17)	182		165
Equity earnings in affiliates	$324	422	3	$(746)	3
Net income	324	324	550	(746)	452
Net income attributable to noncontrolling interests			(128)		(128)
Net income attributable to Crown Holdings	$324	$324	$422	$(746)	$324

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2009
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net sales			$7,938		$7,938
Cost of products sold, excluding depreciation and amortization			6,551		6,551
Depreciation and amortization			194		194
Gross profit			1,193		1,193
Selling and administrative expense		$18	363		381
Provision for asbestos		55			55
Provision for restructuring			43		43
Asset impairments and sales			(6)		(6)
Loss/(gain) from early extinguishments of debt		(15)	41		26
Net interest expense		84	157		241
Translation and exchange adjustments			(6)		(6)
Income/(loss) before income taxes		(142)	601		459
Provision for/(benefit from) income taxes		(86)	93		7
Equity earnings/(loss) in affiliates	$334	390	(2)	$(724)	(2)
Net income	334	334	506	(724)	450
Net income attributable to noncontrolling interests			(116)		(116)
Net income attributable to Crown Holdings	$334	$334	$390	$(724)	$334

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2011
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Assets					
Current assets					
Cash and cash equivalents			$342		$342
Receivables, net			948		948
Inventories			1,148		1,148
Prepaid expenses and other current assets		$76	89		165
Total current assets		76	2,527		2,603
Intercompany debt receivables			1,391	$(1,391)	
Investments	$215	1,208		(1,423)	
Goodwill			1,952		1,952
Property, plant and equipment, net			1,751		1,751
Other non-current assets		376	186		562
Total	$215	$1,660	$7,807	$(2,814)	$6,868
Liabilities and equity					
Current liabilities					
Short-term debt			$128		$128
Current maturities of long-term debt			67		67
Accounts payable and accrued liabilities	$20	$40	2,030		2,090
Total current liabilities	20	40	2,225		2,285
Long-term debt, excluding current maturities		411	2,926		3,337
Long-term intercompany debt	668	723		$(1,391)	
Postretirement and pension liabilities			996		996
Other non-current liabilities		271	218		489
Commitments and contingent liabilities					
Noncontrolling interests			234		234
Crown Holdings shareholders' equity/(deficit)	(473)	215	1,208	(1,423)	(473)
Total equity/(deficit)	(473)	215	1,442	(1,423)	(239)
Total	$215	$1,660	$7,807	$(2,814)	$6,868

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2010
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Assets					
Current assets					
Cash and cash equivalents			$463		$463
Receivables, net			936		936
Inventories			1,060		1,060
Prepaid expenses and other current assets	$1	$79	110		190
Total current assets	1	79	2,569		2,649
Intercompany debt receivables			1,014	$(1,014)	
Investments	308	1,133		(1,441)	
Goodwill			1,984		1,984
Property, plant and equipment, net			1,610		1,610
Other non-current assets		449	207		656
Total	$309	$1,661	$7,384	$(2,455)	$6,899
Liabilities and equity					
Current liabilities					
Short-term debt			$241		$241
Current maturities of long-term debt			158		158
Accounts payable and accrued liabilities	$28	$42	1,908		1,978
Total current liabilities	28	42	2,307		2,377
Long-term debt, excluding current maturities		411	2,238		2,649
Long-term intercompany debt	377	637		$(1,014)	
Postretirement and pension liabilities			1,159		1,159
Other non-current liabilities		263	222		485
Commitments and contingent liabilities					
Noncontrolling interests			325		325
Crown Holdings shareholders' equity/(deficit)	(96)	308	1,133	(1,441)	(96)
Total equity/(deficit)	(96)	308	1,458	(1,441)	229
Total	$309	$1,661	$7,384	$(2,455)	$6,899

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2011
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for)operating activities	$10	$(39)	$408		$379
Cash flows from investing activities					
Capital expenditures			(401)		(401)
Proceeds from sale of business, net of cash sold					0
Proceeds from sale of property, plant and equipment			26		26
Intercompany investing activities		49		$(49)	
Other			3		3
Net cash provided by/(used for) investing activities		49	(372)	(49)	(372)
Cash flows from financing activities					
Proceeds from long-term debt			1,770		1,770
Payments of long-term debt			(1,069)		(1,069)
Net change in revolving credit facility and short-term Debt			(192)		(192)
Net change in long-term intercompany balances	291	86	(377)		
Debt issue costs			(22)		(22)
Dividends paid			(49)	49	
Common stock issued	11				11
Common stock repurchased	(312)				(312)
Purchase of noncontrolling interests		(96)	(106)		(202)
Dividends paid to noncontrolling interests			(104)		(104)
Other			(9)		(9)
Net cash used for financing activities	(10)	(10)	(158)	49	(129)
Effect of exchange rate changes on cash and cash Equivalents			1		1
Net change in cash and cash equivalents			(121)		(121)
Cash and cash equivalents at January 1			463		463
Cash and cash equivalents at December 31	$0	$0	$342	$0	$342

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2010
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for)operating activities..	$26	$(26)	$590		$590
Cash flows from investing activities					
Capital expenditures			(320)		(320)
Proceeds from sale of business, net of cash sold			7		7
Proceeds from sale of property, plant and equipment			32		32
Intercompany investing activities		55		$(55)	
Net cash provided by/(used for) investing activities		55	(281)	(55)	(281)
Cash flows from financing activities					
Proceeds from long-term debt			745		745
Payments of long-term debt		(1)	(733)		(734)
Net change in revolving credit facility and short-term Debt			278		278
Net change in long-term intercompany balances	216	(28)	(188)		
Dividends paid			(55)	55	
Common stock issued	13				13
Common stock repurchased	(255)				(255)
Purchase of noncontrolling interests			(169)		(169)
Dividends paid to noncontrolling interests			(112)		(112)
Other			(65)		(65)
Net cash used for financing activities	(26)	(29)	(299)	55	(299)
Effect of exchange rate changes on cash and cash Equivalents			(6)		(6)
Net change in cash and cash equivalents			4		4
Cash and cash equivalents at January 1			459		459
Cash and cash equivalents at December 31	$0	$0	$463	$0	$463

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2009
(in millions)

	Parent	Issuer	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for)operating activities..	$18	$(62)	$800		$756
Cash flows from investing activities					
Capital expenditures			(180)		(180)
Proceeds from sale of property, plant and equipment.			2		2
Intercompany investing activities		48		$(48)	
Acquisition of business			(22)		(22)
Net cash provided by/(used for) investing activities		48	(200)	(48)	(200)
Cash flows from financing activities					
Proceeds from long-term debt			400		400
Payments of long-term debt		(286)	(758)		(1,044)
Net change in revolving credit facility and short-term Debt			82		82
Net change in long-term intercompany balances	(37)	300	(263)		
Dividends paid			(48)	48	
Common stock issued	23				23
Common stock repurchased	(4)				(4)
Dividends paid to noncontrolling interests			(87)		(87)
Other			(71)		(71)
Net cash provided by/(used for) financing activities	(18)	14	(745)	48	(701)
Effect of exchange rate changes on cash and cash Equivalents			8		8
Net change in cash and cash equivalents			(137)		(137)
Cash and cash equivalents at January 1			596		596
Cash and cash equivalents at December 31	$0	$0	$459	$0	$459

Crown Holdings, Inc.

Crown Americas, LLC, Crown Americas Capital Corp. II and Crown Americas Capital Corp. III (collectively, the Issuers), 100% owned subsidiaries of the Company, have $400 principal amount of 7.625% senior notes due 2017 and $700 principal amount of 6.25% senior notes due 2021 outstanding that are fully and unconditionally guaranteed by substantially all subsidiaries in the U.S. The guarantors are 100% owned by the Company and the guarantees are made on a joint and several basis. The following condensed combining financial statements:

- statements of operations and cash flows for the years ended December 31, 2011, 2010 and 2009, and
- balance sheets as of December 31, 2011 and 2010

are presented on the following pages to comply with the Company's requirements under Rule 3-10 of Regulation S-X.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2011
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$2,297	$6,347		$8,644
Cost of products sold, excluding depreciation and amortization			1,865	5,255		7,120
Depreciation and amortization			39	137		176
Gross profit			393	955		1,348
Selling and administrative expense		$6	134	255		395
Provision for asbestos			28			28
Provision for restructuring			2	75		77
Asset impairments and sales			1	5		6
Loss from early extinguishments of debt		30	1	1		32
Net interest expense		49	81	91		221
Technology royalty			(47)	47		
Translation and exchange adjustments				2		2
Income/(loss) before income taxes		(85)	193	479		587
Provision for/(benefit from) income taxes		(32)	114	112		194
Equity earnings in affiliates	$282	237	203		$(719)	3
Net income	282	184	282	367	(719)	396
Net income attributable to noncontrolling Interests				(114)		(114)
Net income attributable to Crown Holdings	$282	$184	$282	$253	$(719)	$282

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$2,323	$5,618		$7,941
Cost of products sold, excluding depreciation and amortization			1,966	4,553		6,519
Depreciation and amortization			40	132		172
Gross profit			317	933		1,250
Selling and administrative expense		$7	137	216		360
Provision for asbestos			46			46
Provision for restructuring			(14)	56		42
Asset impairments and sales		(2)	1	(17)		(18)
Loss from early extinguishments of debt		11		5		16
Net interest expense		40	96	58		194
Technology royalty			(41)	41		
Translation and exchange adjustments				(4)		(4)
Income/(loss) before income taxes		(56)	92	578		614
Provision for/(benefit from) income taxes		(21)	46	140		165
Equity earnings in affiliates	$324	189	279		$(789)	3
Net income	324	154	325	438	(789)	452
Net income attributable to noncontrolling Interests			(1)	(127)		(128)
Net income attributable to Crown Holdings	$324	$154	$324	$311	$(789)	$324

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF OPERATIONS

For the year ended December 31, 2009
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net sales			$2,224	$5,714		$7,938
Cost of products sold, excluding depreciation and amortization			1,897	4,654		6,551
Depreciation and amortization			44	150		194
Gross profit			283	910		1,193
Selling and administrative expense		$7	143	231		381
Provision for asbestos			55			55
Provision for restructuring				43		43
Asset impairments and sales		1	(1)	(6)		(6)
Loss/(gain) from early extinguishments of debt		19	(13)	20		26
Net interest expense		51	112	78		241
Technology royalty			(46)	46		
Translation and exchange adjustments				(6)		(6)
Income/(loss) before income taxes		(78)	33	504		459
Provision for/(benefit from) income taxes		(29)	(18)	54		7
Equity earnings/(loss) in affiliates	$334	134	283		$(753)	(2)
Net income	334	85	334	450	(753)	450
Net income attributable to noncontrolling Interests				(116)		(116)
Net income attributable to Crown Holdings	$334	$85	$334	$334	$(753)	$334

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2011
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Assets						
Current assets						
Cash and cash equivalents		$21	$1	$320		$342
Receivables, net		1	37	910		948
Intercompany receivables			40	17	$(57)	
Inventories			285	863		1,148
Prepaid expenses and other current assets		2	58	105		165
Total current assets		24	421	2,215	(57)	2,603
Intercompany debt receivables		1,833	1,354	525	(3,712)	
Investments	$215	1,386	632		(2,233)	
Goodwill			453	1,499		1,952
Property, plant and equipment, net		1	298	1,452		1,751
Other non-current assets		30	382	150		562
Total	$215	$3,274	$3,540	$5,841	$(6,002)	$6,868
Liabilities and equity						
Current liabilities						
Short-term debt				$128		$128
Current maturities of long-term debt			$1	66		67
Accounts payable and accrued liabilities	$20	$34	323	1,713		2,090
Intercompany payables			17	40	$(57)	
Total current liabilities	20	34	341	1,947	(57)	2,285
Long-term debt, excluding current maturities		1,732	412	1,193		3,337
Long-term intercompany debt	668	956	1,726	362	(3,712)	
Postretirement and pension liabilities			550	446		996
Other non-current liabilities			296	193		489
Commitments and contingent liabilities						
Noncontrolling interests				234		234
Crown Holdings shareholders' equity/(deficit)	(473)	552	215	1,466	(2,233)	(473)
Total equity/(deficit)	(473)	552	215	1,700	(2,233)	(239)
Total	$215	$3,274	$3,540	$5,841	$(6,002)	$6,868

Crown Holdings, Inc.

CONDENSED COMBINING BALANCE SHEET

As of December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Assets						
Current assets						
Cash and cash equivalents		$38	$1	$424		$463
Receivables, net			(6)	942		936
Intercompany receivables			28	13	$(41)	
Inventories			281	779		1,060
Prepaid expenses and other current assets	$1	1	84	104		190
Total current assets	1	39	388	2,262	(41)	2,649
Long-term notes and receivables		3		(3)		
Intercompany debt receivables		1,428	1,231	383	(3,042)	
Investments	308	1,197	670		(2,175)	
Goodwill			453	1,531		1,984
Property, plant and equipment, net		1	301	1,308		1,610
Other non-current assets		23	482	151		656
Total	$309	$2,691	$3,525	$5,632	$(5,258)	$6,899
Liabilities and equity						
Current liabilities						
Short-term debt				$241		$241
Current maturities of long-term debt		$4	$1	153		158
Accounts payable and accrued liabilities	$28	24	311	1,615		1,978
Intercompany payables			13	28	$(41)	
Income taxes			5	(5)		
Total current liabilities	28	28	330	2,032	(41)	2,377
Long-term debt, excluding current maturities		1,278	413	958		2,649
Long-term intercompany debt	377	1,017	1,363	285	(3,042)	
Postretirement and pension liabilities			816	343		1,159
Other non-current liabilities			295	190		485
Commitments and contingent liabilities						
Noncontrolling interests				325		325
Crown Holdings shareholders' equity/(deficit)	(96)	368	308	1,499	(2,175)	(96)
Total equity/(deficit)	(96)	368	308	1,824	(2,175)	229
Total	$309	$2,691	$3,525	$5,632	$(5,258)	$6,899

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2011
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for) operating activities	$10	$(29)	$(127)	$525		$379
Cash flows from investing activities						
Capital expenditures			(55)	(346)		(401)
Proceeds from sale of businesses, net of cash sold						0
Proceeds from sale of property, plant and equipment				26		26
Intercompany investing activities		31	53	0	$(84)	
Other			3			3
Net cash provided by/(used for) investing activities		31	1	(320)	(84)	(372)
Cash flows from financing activities						
Proceeds from long-term debt		1,250		520		1,770
Payments of long-term debt		(746)	(1)	(322)		(1,069)
Net change in revolving credit facility and short-term debt		(55)		(137)		(192)
Net change in long-term intercompany Balances	291	(449)	223	(65)		
Debt issue costs		(19)		(3)		(22)
Dividends paid				(84)	84	
Common stock issued	11					11
Common stock repurchased	(312)					(312)
Purchase of noncontrolling interests			(96)	(106)		(202)
Dividends paid to noncontrolling interests				(104)		(104)
Other				(9)		(9)
Net cash provided by/(used for) financing activities	(10)	(19)	126	(310)	84	(129)
Effect of exchange rate changes on cash and cash equivalents				1		1
Net change in cash and cash equivalents		(17)		(104)		(121)
Cash and cash equivalents at January 1		38	1	424		463
Cash and cash equivalents at December 31	$0	$21	$1	$320	$0	$342

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2010
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for) operating activities	$26	$(20)	$190	$394		$590
Cash flows from investing activities						
Capital expenditures			(41)	(279)		(320)
Proceeds from sale of businesses, net of cash sold		3		4		7
Proceeds from sale of property, plant and equipment			1	31		32
Intercompany investing activities		20	22	38	$(80)	
Net cash provided by/(used for) investing activities		23	(18)	(206)	(80)	(281)
Cash flows from financing activities						
Proceeds from long-term debt				745		745
Payments of long-term debt		(404)	(1)	(329)		(734)
Net change in revolving credit facility and short-term debt		65		213		278
Net change in long-term intercompany balances	216	359	(171)	(404)		
Dividends paid				(80)	80	
Common stock issued	13					13
Common stock repurchased	(255)					(255)
Purchase of noncontrolling interests				(169)		(169)
Dividends paid to noncontrolling interests				(112)		(112)
Other		(12)		(53)		(65)
Net cash provided by/(used for) financing activities	(26)	8	(172)	(189)	80	(299)
Effect of exchange rate changes on cash and cash equivalents				(6)		(6)
Net change in cash and cash equivalents		11		(7)		4
Cash and cash equivalents at January 1		27	1	431		459
Cash and cash equivalents at December 31	$0	$38	$1	$424	$0	$463

Crown Holdings, Inc.

CONDENSED COMBINING STATEMENT OF CASH FLOWS

For the year ended December 31, 2009
(in millions)

	Parent	Issuer	Guarantors	Non-Guarantors	Eliminations	Total Company
Net cash provided by/(used for) operating activities	$18	$(38)	$56	$720		$756
Cash flows from investing activities						
Capital expenditures			(28)	(152)		(180)
Proceeds from sale of property, plant and equipment			2			2
Intercompany investing activities		6	49		$(55)	
Acquisition of business				(22)		(22)
Net cash provided by/(used for) investing activities		6	23	(174)	(55)	(200)
Cash flows from financing activities						
Proceeds from long-term debt		388		12		400
Payments of long-term debt		(303)	(266)	(475)		(1,044)
Net change in revolving credit facility and short-term debt		80		2		82
Net change in long-term intercompany balances	(37)	(190)	185	42		
Dividends paid				(55)	55	
Common stock issued	23					23
Common stock repurchased	(4)					(4)
Dividends paid to noncontrolling interests				(87)		(87)
Other		(8)		(63)		(71)
Net cash used for financing activities	(18)	(33)	(81)	(624)	55	(701)
Effect of exchange rate changes on cash and cash equivalents				8		8
Net change in cash and cash equivalents		(65)	(2)	(70)		(137)
Cash and cash equivalents at January 1		92	3	501		596
Cash and cash equivalents at December 31	$0	$27	$1	$431	$0	$459

Crown Holdings, Inc.

Quarterly Data (unaudited)

(in millions)	2011				2010			
	First [1]	Second [2]	Third [3]	Fourth [4]	First [5]	Second [6]	Third [7]	Fourth [8]
Net sales	$1,882	$2,281	$2,423	$2,058	$1,777	$2,010	$2,205	$1,949
Gross profit *	292	371	396	289	250	335	377	288
Net income attributable to Crown Holdings	16	129	129	8	41	112	126	45
Earnings per average common share:								
Basic	$0.10	$0.85	$0.86	$0.05	$0.26	$0.70	$0.79	$0.29
Diluted	$0.10	$0.83	$0.84	$0.05	$0.25	$0.69	$0.78	$0.28
Average common shares outstanding:								
Basic	154.6	152.3	150.1	149.8	160.7	161.0	159.2	156.8
Diluted	157.9	155.5	152.7	152.1	163.1	163.3	161.7	160.0
Common stock price range: **								
High	$39.95	$41.58	$39.63	$34.86	$27.71	$27.96	$29.89	$33.99
Low	32.69	36.46	29.74	28.68	23.34	22.45	24.39	28.44
Close	38.58	38.82	30.61	33.58	26.96	25.04	28.66	33.38

* The Company defines gross profit as net sales less cost of products sold and depreciation and amortization.

** Source: New York Stock Exchange – Composite Transactions

Notes:

(1) Includes pre-tax charges of $25 for restructuring actions, $30 for losses on early extinguishments of debt and $17 for tax charges in connection with relocation of the Company's European Division headquarters.

(2) Includes pre-tax charge of $2 for loss on early extinguishment of debt.

(3) Includes pre-tax charges of $2 for restructuring actions, $25 for tax charges in connection with a tax law change in France and pre-tax gains of $2 for asset impairments and sales.

(4) Includes pre-tax charges of $28 for asbestos claims, $50 for restructuring actions, $8 for asset impairments and sales and $5 for tax charges in connection with the relocation of the Company's European Division headquarters.

(5) Includes pre-tax gain of $20 in selling and administrative expense for a legal settlement unrelated to the Company's ongoing operations, net pre-tax gains of $1 for asset impairments and sales, pre-tax charges of $22 for restructuring actions and $7 tax charge to recognize the tax impact of the new U.S. healthcare legislation.

(6) Includes net pre-tax gains of $6 for asset impairments and sales and a pre-tax charge of $2 for restructuring actions.

(7) Includes net pre-tax gains of $11 for asset impairments and sales, tax benefit of $10 for valuation allowance adjustments, pre-tax charge of $17 for restructuring actions, pre-tax charge of $15 for asbestos claims and pre-tax charges of $16 for losses on early extinguishments of debt.

(8) Includes pre-tax charges of $31 for asbestos claims and $1 for restructuring actions.

Crown Holdings, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(In millions)

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E
Description	Balance at beginning of period	Charged to costs and expense	Charged to other accounts	Deductions – Write-offs	Balance at end of period
		For the Year Ended December 31, 2011			
Allowances deducted from assets to which they apply:					
Trade accounts receivable	$40	$1	$(1)	$(3)	$37
Deferred tax assets	376	(19)	2		359
		For the Year Ended December 31, 2010			
Allowances deducted from assets to which they apply:					
Trade accounts receivable	40	4	(1)	(3)	40
Deferred tax assets	391	(6)	(9)		376
		For the Year Ended December 31, 2009			
Allowances deducted from assets to which they apply:					
Trade accounts receivable	24	17	2	(3)	40
Deferred tax assets	507	(122)	6		391

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation and as of the end of the period for which this report is made, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information to be disclosed in reports that the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and terms of the Securities and Exchange Commission, and to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company's report on internal control over financial reporting is included in Part II, Item 8 of this Annual Report on Form 10-K.

There has been no change in internal control over financial reporting that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth in the Company's Proxy Statement within the sections entitled "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" and is incorporated herein by reference.

The following table sets forth certain information concerning the principal executive officers of the Company, including their ages and positions.

Name	Age	Title	Year Assumed Present Title
John W. Conway	66	Chairman of the Board, President and Chief Executive Officer	2001
Timothy J. Donahue	49	Executive Vice President and Chief Financial Officer	2008
Raymond L. McGowan, Jr.	60	President – Americas Division	2008
Christopher C. Homfray	54	President – European Division	2006
Jozef Salaerts	57	President – Asia-Pacific Division	2007
Thomas A. Kelly	52	Senior Vice President – Finance	2009
Kevin C. Clothier	43	Vice President and Corporate Controller	2009

All of the principal executive officers have been employed by the Company for the past five years.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in the Company's Proxy Statement within the sections entitled "Executive Compensation," "Compensation Discussion and Analysis" and "Corporate Governance" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by this Item is set forth in the Company's Proxy Statement within the sections entitled "Proxy Statement – Meeting, April 26, 2012" and "Common Stock Ownership of Certain Beneficial Owners, Directors and Executive Officers" and is incorporated herein by reference.

Crown Holdings, Inc.

The following table provides information as of December 31, 2011 with respect to shares of the Company's Common Stock that may be issued under its equity compensation plans:

	Equity Compensation Plan Information		
Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by security holders	3,786,419 [(1)]	$19.12	3,239,347 [(2)]
Equity compensation plans not approved by security holders		N/A	
Total	3,786,419	$19.12	3,239,347

(1) Includes the 1997, 2001, 2004 and 2006 Stock-Based Incentive Compensation Plans.

(2) Includes 1,985,587, 965,830 and 287,930 shares available for issuance at December 31, 2011 under the 2006 Stock-Based Incentive Compensation Plan, the Company's Employee Stock Purchase Plan and the Stock Compensation Plan for Non-Employee Directors, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth in the Company's Proxy Statement within the sections entitled "Election of Directors," "Corporate Governance" and "Executive Compensation" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is set forth in the Company's Proxy Statement within the sections entitled "Principal Accounting Fees and Services" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report:

(1) All Financial Statements (see Part II, Item 8)

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Equity and Comprehensive Income/(Loss) for the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

Supplementary Information

(2) Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts and Reserves

All other schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements.

(3) Exhibits

3.a Articles of Incorporation of Crown Holdings, Inc., as amended (incorporated by reference to Exhibit 3.a of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-50189)).

3.b Amended and Restated By-Laws of Crown Holdings, Inc. (incorporated by reference to Exhibit 3.ii of the Registrant's Current Report on Form 8-K dated November 2, 2011 (File No. 0-50189)).

4.a Specimen certificate of Registrant's Common Stock (incorporated by reference to Exhibit 4.a of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-2227)).

4.b Indenture, dated December 17, 1996, among Crown Cork & Seal Company, Inc., Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance S.A. and the Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.c Form of the Registrant's 7-3/8% Debentures Due 2026 (incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.d Officers' Certificate for 7-3/8% Debentures Due 2026 (incorporated by reference to Exhibit 99.6 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.e Form of the Registrant's 7-1/2% Debentures Due 2096 (incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.f Officers' Certificate for 7-1/2% Debentures Due 2096 (incorporated by reference to Exhibit 99.7 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.g Terms Agreement, dated December 12, 1996 (incorporated by reference to Exhibit 1.1 of the Registrant's Current Report on Form 8-K dated December 17, 1996 (File No. 1-2227)).

4.h Form of Bearer Security Depositary Agreement (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-3, dated November 26, 1996, amended December 5 and 10, 1996 (File No. 333-16869)).

4.i Amended and Restated Rights Agreement, dated as of December 9, 2004, between Crown Holdings, Inc. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated December 9, 2004 (File No. 0-50189)).

4.j Supplemental Indenture to Indenture dated April 1, 1993, dated as of February 25, 2003, between Crown Cork & Seal Company, Inc., as Issuer, Crown Holdings, Inc., as Guarantor and Bank One Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated February 26, 2003 (File No. 0-50189)).

4.k Supplemental Indenture to Indenture dated December 17, 1996, dated as of February 25, 2003, between Crown Cork & Seal Company, Inc., as Issuer and Guarantor, Crown Cork & Seal Finance PLC, as Issuer, Crown Cork & Seal Finance S.A., as Issuer, Crown Holdings, Inc., as Additional Guarantor and Bank One Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 of the Registrant's Current Report on Form 8-K dated February 26, 2003 (File No. 0-50189)).

4.l U.S. Guarantee Agreement, dated as of September 1, 2004, among the Domestic Subsidiaries referred to therein and Citicorp North America Inc., as Administrative Agent (incorporated by reference to Exhibit 4.g of the Registrant's Current Report on Form 8-K dated September 1, 2004 (File No. 0-50189)).

4.m Credit Agreement, dated as of November 18, 2005, among Crown Americas LLC, as U.S. Borrower, Crown European Holdings, S.A., as European Borrower, CROWN Metal Packaging Canada LP, as Canadian Borrower, the Subsidiary Borrowers named therein, the Company, Crown International Holdings, Inc. and Crown Cork & Seal Company, Inc., as Parent Guarantors, Deutsche Bank AG New York Branch, as Administrative Agent and U.K. Administrative Agent, The Bank of Nova Scotia, as Canadian Administrative Agent, and various Lending Institutions (incorporated by reference to Exhibit 4.i of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 0-50189)).

4.n Euro Bank Pledge Agreement, dated as of November 18, 2005, by Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. Subsidiaries party thereto, as Pledgors and Deutsche Bank AG New York Branch, as Euro Collateral Agent (incorporated by reference to Exhibit 4.b of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.o Second Amended and Restated CEH Pledge Agreement, dated as of November 18, 2005, by Crown European Holdings S.A., as Pledgor and Deutsche Bank AG New York Branch, as Euro Collateral Agent (incorporated by reference to Exhibit 4.c of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.p Second Amended and Restated Shared Pledge Agreement, dated as of November 18, 2005, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. Subsidiaries party thereto, as Pledgors and Deutsche Bank AG New York Branch, as Collateral Agent (incorporated by reference to Exhibit 4.d of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.q Bank Pledge Agreement, dated as of November 18, 2005, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. Subsidiaries party thereto, as Pledgors and Deutsche Bank AG New York Branch, as Collateral Agent (incorporated by reference to Exhibit 4.e of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.r Second Amended and Restated U.S. Security Agreement, dated as of November 18, 2005, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. Subsidiaries party thereto, as Grantors and Deutsche Bank AG New York Branch (incorporated by reference to Exhibit 4.f of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.s U.S. Guarantee Agreement, dated as of November 18, 2005, among each of the subsidiaries listed therein of Crown Americas LLC and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.g of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.t Second Amended and Restated U.S. Intercreditor and Collateral Agency Agreement, dated as of November 18, 2005, among Deutsche Bank AG New York Branch, as Administrative Agent, Deutsche Bank AG New York Branch, as U.K. Agent, The Bank of Nova Scotia, as Canadian Administrative Agent, Wells Fargo Bank, N.A., as First Priority Notes Trustee, Deutsche Bank AG New York Branch, as U.S. Collateral Agent (as defined within), the Company, Crown Americas LLC, Crown Cork & Seal Company, Inc., Crown International Holdings, Inc., each of the U.S. subsidiaries of the Company listed therein, and the other persons who may become parties to the Agreement from time to time pursuant to and in accordance with Section 8 of the Agreement (incorporated by reference to Exhibit 4.o of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.u Second Amended and Restated Euro Intercreditor and Collateral Agency Agreement, dated as of November 18, 2005, among Deutsche Bank AG New York Branch, as U.K. Administrative Agent, The Bank of Nova Scotia, as Canadian Administrative Agent, Wells Fargo Bank, N.A., as First Priority Notes Trustee, Deutsche Bank AG New York Branch, as Euro Collateral Agent, Crown European Holdings SA, the subsidiaries of Crown European Holdings identified thereto and the other persons who may become parties to the Agreement from time to time pursuant to and in accordance with Section 6 of the Agreement, and any other obligor under any Financing Documents (as defined therein) (incorporated by reference to Exhibit 4.p of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

4.v First Amendment to Credit Agreement, dated as of August 4, 2006, by and among Crown Americas LLC, as U.S. Borrower, the other undersigned Credit Parties, the undersigned financial institutions, including Deutsche Bank AG New York Branch, as Lenders, and Deutsche Bank AG New York Branch, as Administrative Agent and as Collateral Agent for Lenders, and with Deutsche Bank Securities, Inc. and Lehman Commercial Paper, Inc., as Joint Lead Arrangers for the Additional Term B Loans and as Joint Book Managers, and Lehman Commercial Paper, Inc., as Syndication Agent (incorporated by reference to Exhibit 4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 0-50189)).

4.w Indenture dated as of May 8, 2009, by and among Crown Americas LLC and Crown Americas Capital Corp. II, as Issuers, the Guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 7 5/8% Senior Notes due 2017 (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated May 5, 2009 (File No. 0-05189)).

4.x Form of 7 5/8% Senior Notes due 2017 (included in Exhibit 4.w).

4.y Second Amendment to Credit Agreement, dated as of November 12, 2009, by and among Crown Americas LLC, as U.S. Borrower, the other undersigned Credit Parties, the undersigned financial institutions, including Deutsche Bank AG New York Branch, as Lenders, and Deutsche Bank AG new York Branch, as Administrative Agent and as Collateral Agent for Lenders (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated November 12, 2009 (File No. 0-50189)).

4.z Third Amendment to Credit Agreement, dated as of May 14, 2010, by and among Crown Americas LLC, as U.S. Borrower, the other undersigned Credit Parties, the undersigned financial institutions, including Deutsche Bank AG New York Branch, as lenders thereunder, and Deutsche Bank AG New York Branch, as Administrative Agent and as Collateral Agent for the Lenders. (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated May 14, 2010 (File No. 0-05189)).

4.aa Fourth Amendment to Credit Agreement and Waiver, dated as of June 15, 2010, by and among Crown Americas LLC, as U.S. Borrower, Crown European Holdings SA, as European Borrower, CROWN Metal Packaging Canada LP, as Canadian Borrower, the Subsidiary Borrowers named therein, the Company, Crown International Holdings, Inc. and Crown Cork & Seal Company, Inc., as Parent Guarantors, the financial institutions party thereto, including Deutsche Bank AG New York Branch, as lenders, The Bank of Nova Scotia, as Canadian Administrative Agent, and Deutsche Bank AG New York Branch, as Administrative Agent and U.K. Administrative Agent, European Swing Line Lender, U.S. Swing Line Lender, Facing Agent and Collateral Agent. (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 0-05189)).

4.bb Fifth Amendment to Credit Agreement, dated as of December 3, 2010, by and among Crown Americas LLC, as U.S. Borrower, the other undersigned Credit Parties, the undersigned financial institutions, including Deutsche Bank AG New York Branch, as lenders thereunder, and Deutsche Bank AG New York Branch, as Administrative Agent and as Collateral Agent for the Lenders (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated December 9, 2010 (File No. 0-05189)).

4.cc Sixth Amendment to Credit Agreement, dated as of June 9, 2011, by and among Crown Americas LLC, as U.S. Borrower, Crown European Holdings S.A., as European Borrower, CROWN Metal Packaging Canada LP, as Canadian Borrower, the Subsidiary Borrowers named therein, the Company, Crown International Holdings, Inc. and Crown Cork & Seal Company, Inc., as Parent Guarantors, the financial institutions party thereto, including Deutsche Bank AG New York Branch, as lenders, The Bank of Nova Scotia, as Canadian Administrative Agent, and Deutsche Bank AG New York Branch, as Administrative Agent and U.K. Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 0-05189))

4.dd Seventh Amendment to Credit Agreement, dated as of November 30, 2011, by and among Crown Americas LLC, as U.S. Borrower, Crown European Holdings S.A., as European Borrower, CROWN Metal Packaging Canada LP, as Canadian Borrower, the Subsidiary Borrowers named therein, the Company, Crown International Holdings, Inc. and Crown Cork & Seal Company, Inc., as Parent Guarantors, the financial institutions party thereto, including Deutsche Bank AG New York Branch, as lenders, The Bank of Nova Scotia, as Canadian Administrative Agent, and Deutsche Bank AG New York Branch, as Administrative Agent and U.K. Administrative Agent and Collateral Agent.

4.ee First Amendment to Euro Bank Pledge Agreement, dated as of June 15, 2010, by Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. subsidiaries of the Company party thereto, as Pledgors, and Deutsche Bank AG New York Branch, as Euro Collateral Agent. (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.ff First Amendment to Second Amended and Restated CEH Pledge Agreement, dated as of June 15, 2010, by Crown European Holdings S.A., as Pledgor, and Deutsche Bank AG New York Branch, as Euro Collateral Agent. (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.gg First Amendment to Second Amended and Restated Shared Pledge Agreement, dated as of June 15, 2010, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. subsidiaries of the Company party thereto, as Pledgors, and Deutsche Bank AG New York Branch, as Collateral Agent. (incorporated by reference to Exhibit 4.4 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.hh First Amendment to Bank Pledge Agreement, dated as of June 15, 2010, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. subsidiaries of the Company party thereto, as Pledgors, and Deutsche Bank AG New York Branch, as Collateral Agent. (incorporated by reference to Exhibit 4.5 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.ii First Amendment to Second Amended and Restated U.S. Security Agreement, dated as of June 15, 2010, by the Company, Crown Cork & Seal Company, Inc., Crown Americas LLC, Crown International Holdings, Inc., the U.S. subsidiaries of the Company party thereto, as Grantors, and Deutsche Bank AG New York Branch, as Collateral Agent. (incorporated by reference to Exhibit 4.6 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.jj First Amendment to U.S. Guarantee Agreement, dated as of June 15, 2010, among each of the subsidiaries listed therein of Crown Americas LLC, as Guarantors, and Deutsche Bank AG New York Branch, as Administrative Agent. (incorporated by reference to Exhibit 4.7 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.kk First Amendment to Second Amended and Restated U.S. Intercreditor and Collateral Agency Agreement, dated as of June 15, 2010, among Deutsche Bank AG New York Branch, as Administrative Agent, Deutsche Bank AG New York Branch, as U.K. Agent, The Bank of Nova Scotia, as Canadian Administrative Agent, Deutsche Bank AG New York Branch, as U.S. Collateral Agent, the Company, Crown Americas LLC, Crown Cork & Seal Company, Inc., Crown International Holdings, Inc. and each of the U.S. subsidiaries of the Company listed therein. (incorporated by reference to Exhibit 4.8 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.ll First Amendment to Second Amended and Restated Euro Intercreditor and Collateral Agency Agreement, dated as of June 15, 2010, among Deutsche Bank AG New York Branch, as U.K. Administrative Agent, The Bank of Nova Scotia, as Canadian Administrative Agent, Deutsche Bank AG New York Branch, as Euro Collateral Agent, Crown European Holdings SA, and each of the subsidiaries of Crown European Holdings identified therein. (incorporated by reference to Exhibit 4.9 of the Registrant's Current Report on Form 8-K dated June 15, 2010 (File No. 0-05189)).

4.mm Indenture, dated as of July 28, 2010, by and among Crown European Holdings SA, as Issuer, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the 7 1/8% Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated July 28, 2010 (File No. 0-05189)).

4.nn Form of 7 1/8% Senior Notes due 2018 (included in Exhibit 4.mm).

4.oo Registration Rights Agreement, dated as of January 31, 2011, by and among the Company, Crown Americas LLC, Crown Americas Capital Corp. III, Deutsche Bank Securities Inc., as Representative of the several Initial Purchasers named therein, and the Guarantors (as defined therein), relating to the 6 1/4% Senior Notes due 2021. (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 31, 2011 (File No. 0-05189)).

4.pp Indenture, dated as of January 31, 2011, by and among Crown Americas LLC, Crown Americas Capital Corp. III, as Issuers, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 6 1/4% Senior Notes due 2021. (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 31, 2011 (File No. 0-05189)).

4.qq Form of 6 1/4% Senior Notes due 2021 (included in Exhibit 4.pp).

Other long-term agreements of the Registrant are not filed pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, and the Registrant agrees to furnish copies of such agreements to the Securities and Exchange Commission upon its request.

10.a First Amendment, dated as of September 1, 2004, to Second Amended and Restated Receivables Purchase Agreement among Crown Cork & Seal Receivables (DE) Corporation, as Seller, CROWN Cork & Seal USA, Inc. (formerly known as Crown Cork & Seal Company (USA), Inc.), as Servicer, the banks and other financial institutions party thereto, as Purchasers, and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.a of the Registrant's Current Report on Form 8-K dated September 1, 2004 (File No. 0-50189)).

10.b Second Amended and Restated Receivables Purchase Agreement, dated as of December 5, 2003, among Crown Cork & Seal Receivables (DE) Corporation, as Seller, CROWN Cork & Seal USA, Inc. (formerly known as Crown Cork & Seal Company (USA), Inc.), as Servicer, the banks and other financial institutions party thereto as Purchasers, and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.a of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-50189)).

10.c First Amendment, dated as of September 1, 2004, to Second Amended and Restated Receivables Contribution and Sale Agreement among CROWN Cork & Seal USA, Inc. (formerly known as Crown Cork & Seal Company (USA), Inc.), CROWN Risdon USA, Inc. (formerly known as Risdon-AMS (USA), Inc.), CROWN Zeller USA, Inc. (formerly known as Zeller Plastik, Inc.), CROWN Metal Packaging Canada LP, and Crown Cork & Seal Receivables (DE) Corporation (incorporated by reference to Exhibit 10.b of the Registrant's Current Report on Form 8-K dated September 1, 2004 (File No. 0-50189)).

10.d Second Amended and Restated Receivables Contribution and Sale Agreement, dated as of December 5, 2003, among CROWN Cork & Seal USA, Inc. (formerly known as Crown Cork & Seal Company (USA), Inc.), CROWN Risdon USA, Inc. (formerly known as Risdon-AMS (USA), Inc.), CROWN Zeller USA, Inc. (formerly known as Zeller Plastik, Inc.), Crown Canadian Holdings ULC, and CROWN Metal Packaging Canada LP, as Sellers, Crown Cork & Seal Receivables (DE) Corporation, as Buyer, and CROWN Cork & Seal USA, Inc., as the Buyer's Servicer (incorporated by reference to Exhibit 10.b of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-50189)).

10.e Third Amended and Restated Parent Undertaking Agreement, dated as of September 1, 2004, made by Crown Holdings, Inc., Crown Cork & Seal Company, Inc. and Crown International Holdings, Inc, in favor of Citibank, N.A., as Agent and the Purchasers (incorporated by reference to Exhibit 10.c of the Registrant's Current Report on Form 8-K dated September 1, 2004 (File No. 0-50189)).

10.f Second Amended and Restated Intercreditor Agreement dated as of September 1, 2004, among Citibank, N.A., as Agent, Crown Holdings, Inc., Crown International Holdings, Inc., Crown Cork & Seal Company, Inc., Crown Cork & Seal Receivables (DE) Corporation, CROWN Cork & Seal USA, Inc. (formerly known as Crown Cork & Seal Company (USA), Inc.), CROWN Risdon USA, Inc. (formerly known as Risdon-AMS (USA), Inc.), CROWN Zeller USA, Inc. (formerly known as Zeller Plastik, Inc.), and Citicorp North America, Inc., as Administrative Agent and U.S. Collateral Agent (incorporated by reference to Exhibit 10.d of the Registrant's Current Report on Form 8-K dated September 1, 2004 (File No. 0-50189)).

10.g Intercreditor Agreement dated as of November 18, 2005, among Citibank, N.A., as Program Agent, the Company, Crown International Holdings, Inc., Crown Cork& Seal Company, Inc., Crown Cork & Seal Receivables (DE) Corporation, Crown Cork & Seal USA, Inc., Crown Risdon USA, Inc., CROWN Metal Packaging Canada LP and Deutsche Bank AG New York Branch and The Bank of Nova Scotia, as Bank Agent (incorporated by reference to Exhibit 10.a of the Registrant's Current Report on Form 8-K dated November 18, 2005 (File No. 0-50189)).

10.h Employment Contracts:

(1) Employment contract between Crown Holdings, Inc. and John W. Conway, dated May 3, 2007 (incorporated by reference to Exhibit 10.1(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-50189)).

(2) Second amendment to the employment contract, dated May 3, 2007, between Crown Holdings, Inc. and Timothy J. Donahue, dated as of December 11, 2008 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K dated December 11, 2008).

(3) Employment contract between Crown Holdings, Inc. and Timothy J. Donahue, dated May 3, 2007 (incorporated by reference to Exhibit 10.1(e) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-50189)).

(4) Employment contract between CROWN Packaging Europe GmbH and Christopher C. Homfray, dated May 4, 2011 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 0-50189)).

(5) Employment contract between Crown Holdings, Inc. and Raymond L. McGowan, Jr., dated May 3, 2007 (incorporated by reference to Exhibit 10.h(7) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50189)).

10.i Crown Holdings, Inc. Economic Profit Incentive Plan, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.i of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 0-50189)).

10.j Crown Holdings, Inc. Senior Executive Retirement Plan, as amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.l of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50189)).

10.k Senior Executive Retirement Agreements:

(1) Senior Executive Retirement Agreement between Crown Holdings, Inc. and John W. Conway, dated May 3, 2007 (incorporated by reference to Exhibit 10.4(a) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-50189)).

(2) Senior Executive Retirement Agreement between Crown Holdings, Inc. and Timothy J. Donahue, dated May 3, 2007 (incorporated by reference to Exhibit 10.4(e) of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-50189)).

(3) Senior Executive Retirement Agreement between Crown Holdings, Inc. and Christopher C. Homfray, effective January 1, 2008 (incorporated by reference to Exhibit 10.m(6) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50189)).

(4) Senior Executive Retirement Agreement between Crown Holdings, Inc. and Raymond L. McGowan, Jr., dated May 3, 2007 (incorporated by reference to Exhibit 10.m(7) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50189)).

(5) Senior Executive Retirement Agreement between Crown Holdings, Inc. and Jozef Salaerts, effective January 1, 2008 (incorporated by reference to Exhibit 10.m(8) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-50189)).

10.l Crown Holdings, Inc. 1997 Stock-Based Incentive Compensation Plan, amended and restated (incorporated by reference to the Registrant's Definitive Additional Materials on Schedule 14A, filed with the Securities and Exchange Commission on April 13, 2000 (File No. 1-2227)).

10.m Amendment No. 3 to the Crown Holdings, Inc. 1997 Stock-Based Incentive Compensation Plan, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.q of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-50189)).

10.n Amendment No. 4, effective December 14, 2006, to the Crown Holdings, Inc. 1997 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.y of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-50189)).

10.o Crown Holdings, Inc. 2001 Stock-Based Incentive Compensation Plan, dated as of February 22, 2001 (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 27, 2001 (File No. 1-2227)).

10.p Amendment No. 1 to the Crown Holdings, Inc. 2001 Stock-Based Incentive Compensation Plan, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.s of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-50189)).

10.q Amendment No. 2, effective December 14, 2006, to the Crown Holdings, Inc. 2001 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.bb of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-50189)).

10.r Form of Agreement for Restricted Stock Awards under Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.x of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-50189)).

10.s Form of Agreement for Restricted Stock Awards under Crown Holdings, Inc. 2006 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.dd of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-50189)).

10.t Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan, dated as of April 22, 2004 (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 19, 2004 (File No. 0-50189)).

10.u Amendment No. 1, effective December 14, 2006, to the Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.ff of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-50189)).

10.v Form of Agreement for Non-Qualified Stock Option Awards under Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 0-51089)).

10.w Crown Holdings, Inc. Deferred Compensation Plan for Directors, as Amended and Restated, effective January 1, 2008 (incorporated by reference to Exhibit 10.w of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 0-50189)).

10.x Crown Holdings, Inc. Stock Compensation Plan for Non-Employee Directors, dated as of April 22, 2004 (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 19, 2004 (File No. 0-50189)).

10.y Crown Cork & Seal Company, Inc. Pension Plan for Outside Directors, dated as of October 27, 1994 (incorporated by reference to Exhibit 10.c of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-2227)).

10.z Amendment No. 1, effective April 1, 2005, to the Crown Holdings, Inc. Stock Compensation Plan for Non-Employee Directors, dated as of April 22, 2004 (incorporated by reference to Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 0-50189)).

10.aa Master Definitions Agreement, dated June 21, 2005, between France Titrisation, as Management Company, BNP Paribas, as Custodian Calculation Agent, FCC Account Bank, Liquidity Facility Provider and Swap Counterparty, Eliopée Limited, as Eliopée, GE Factofrance, as Back-up Servicer, Crown European Holdings, as Parent Company, the Entities listed in Schedule, as Sellers or Servicers, CROWN Emballage France SAS, as French Administrative Agent and CROWN Packaging UK PLC, as English Administrative Agent (incorporated by reference to Exhibit 10.a to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-50189)).

10.bb Master Receivables Transfer and Servicing Agreement, dated June 21, 2005, between France Titrisation, as Management Company, BNP Paribas, as Custodian, the Entities listed in Schedule 1 of Appendix 1, as Sellers or Servicers, CROWN Emballage France SAS, as French Administrative Agent and CROWN Packaging UK PLC, as English Administrative Agent (incorporated by reference to Exhibit 10.b to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-50189)).

10.cc Crown Holdings, Inc. 2006 Stock-Based Incentive Compensation Plan (incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 24, 2006 (File No. 0-50189)).

10.dd Amendment No. 1, effective December 14, 2006, to the Crown Holdings, Inc. 2006 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.pp of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-50189)).

10.ee Amendment No. 2, effective July 28, 2010, to the Crown Holdings, Inc. 2006 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 0-50189)).

10.ff Form of Agreement for Non-Qualified Stock Option Awards under Crown Holdings, Inc. 2006 Stock-Based Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No. 0-50189)).

Exhibits 10.h through 10.ff, with the exception of 10.aa and 10.bb, are management contracts or compensatory plans or arrangements required to be filed as exhibits pursuant to Item 14(c) of this Report.

12 Computation of ratio of earnings to fixed charges.

21 Subsidiaries of Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by John W. Conway, Chairman of the Board, President and Chief Executive Officer of Crown Holdings, Inc. and Timothy J. Donahue, Executive Vice President and Chief Financial Officer of Crown Holdings, Inc.

101 The following financial information from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the twelve months ended December 31, 2011, 2010 and 2009, (ii) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (iii) Consolidated Statements of Cash Flows for the twelve months ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Changes in Equity and Comprehensive Income for the twelve months ended December 31, 2011, 2010 and 2009 and (v) Notes to Consolidated Financial Statements.

Crown Holdings, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crown Holdings, Inc.
Registrant

Date: February 29, 2012

By: /s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Conway, Timothy J. Donahue and William T. Gallagher, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to the Annual Report on Form 10-K for the Company's 2011 fiscal year, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated above.

SIGNATURE	TITLE
/s/ John W. Conway John W. Conway	Chairman of the Board, President and Chief Executive Officer
/s/ Timothy J. Donahue Timothy J. Donahue	Executive Vice President and Chief Financial Officer
/s/ Kevin C. Clothier Kevin C. Clothier	Vice President and Corporate Controller

SIGNATURE

DIRECTORS

/s/ Jenne K. Britell Jenne K. Britell	/s/ Josef M. Müller Josef M. Müller
/s/ Arnold W. Donald Arnold W. Donald	/s/ Thomas A. Ralph Thomas A. Ralph
/s/ William G. Little William G. Little	Hugues du Rouret
/s/ Hans J. Löliger Hans J. Löliger	/s/ Jim L. Turner Jim L. Turner
/s/ James H. Miller James H. Miller	/s/ William S. Urkiel William S. Urkiel

Division Officers

Americas Division

Raymond L. McGowan, Jr.
President

Gerard H. Gifford
President – CROWN Beverage Packaging North America

James D. Wilson
President – CROWN Food Packaging North America

Joseph R. Pierce
President – CROWN Closures and Specialty Packaging North America

C. Anderson Bolton
President – CROWN Aerosol Packaging North America

Ramiro Barney Dussan
President – CROWN Latin America and Caribbean

Rinaldo Lopes
President – CROWN Beverage Packaging South America

Gary L. Burgess
Senior Vice President – Human Resources, Corporate

Richard A. Forti
Senior Vice President – Business Support

Patrick D. Szmyt
Senior Vice President and Chief Financial Officer

Edward C. Vesey
Senior Vice President – Sourcing

Asia-Pacific Division

Jozef Salaerts
President

Hock Huat Goh
Senior Vice President – Finance and Human Resources

Gary Fishlock
Vice President – Manufacturing

Patrick Lee
Vice President – Thailand

Robert Bourque, Jr.
Vice President – Beverage Cans – China and Hong Kong

Frank Koh
Vice President – Beverage Cans – Southeast Asia

Patrick Ng
Director – Purchasing

European Division

Christopher Homfray
President

John Clinton
Senior Vice President – Sourcing

Peter Lockley
Senior Vice President – CROWN Bevcan Europe and Middle East

Howard Lomax
Senior Vice President and Chief Financial Officer

Didier Sourisseau
Senior Vice President – CROWN Food and Closures Europe

David Underwood
Senior Vice President – Operations Support

Peter Collier
Vice President – Strategic Business Development

Tom Fischer
Vice President – CROWN Aerosols Europe

David Harrison
Vice President – CROWN Speciality Packaging Europe

Martin Reynolds
Vice President – External and Regulatory Affairs

Pierre Sirbat
Vice President – Environment, Quality and WCP

Laurent Watteaux
Vice President and General Counsel

CROWN Packaging Technology

Daniel A. Abramowicz
President

Kevin Ambrose
Vice President – Metals Development

Ian Bucklow
Vice President – Sustainability and Materials Development

Leonard Jenkins
Vice President – Technology Strategy

Brian Rogers
Vice President – Project Management and Engineering

Nigel Wakely
Vice President –Engineering Development

Investor Information

Company Profile

Crown Holdings, Inc. is a leading manufacturer of packaging products for consumer marketing companies around the world. We make a wide range of metal packaging for food, beverage, household and personal care and industrial products and metal vacuum closures and caps. As of December 31, 2011, the Company operated 134 plants located in 41 countries, employing 20,655 people.

STOCK TRADING INFORMATION

Stock Symbol: **CCK** (Common)
Stock Exchange Listing: **New York Stock Exchange**


CCK
Listed
NYSE

Corporate Headquarters

One Crown Way
Philadelphia, PA 19154-4599
Main phone: (215) 698-5100

Shareholder Services

Registered shareholders needing information about stock holdings, transfer requirements, registration changes, account consolidations, lost certificates or address changes should contact the Company's stock transfer agent and registrar:

Mailing Address:
Wells Fargo Shareowner Services
P. O. Box 64854
St. Paul, MN 55164-0854

General Telephone Number:
1-800-468-9716

Internet website: http://www.shareowneronline.com/

Owners of shares held in street name (shares held by any bank or broker in the name of the bank or brokerage house) should direct communications or administrative matters to their bank or stockbroker.

Form 10-K and Other Reports

The Company will provide without charge a copy of its 2011 Annual Report on Form 10-K, excluding exhibits, as filed with the U.S. Securities and Exchange Commission ("SEC"). To request a copy of the Company's annual report, call toll free 888-400-7789. Canadian callers should dial 888-757-5989. Copies in electronic format of the Company's annual report and filings with the SEC are available at the Company's website at www.crowncork.com in the "For Investors" section under Annual Report and SEC filings.

Internet

Visit our website on the internet at http://www.crowncork.com for more information about the Company, including news releases and investor information.

Certifications

The Company included as Exhibit 31 to its 2011 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, certifications of the Chief Executive Officer and Chief Financial Officer of the Company. The CEO and CFO certify to, among other things, the information contained in the Company's Form 10-K. The Company has also submitted to the New York Stock Exchange a certification from the CEO certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

INCORPORATED — COMMONWEALTH OF PENNSYLVANIA

 This report and cover is printed on recycled paper.

Crown Holdings, Inc.
Corporate Headquarters
One Crown Way
Philadelphia, PA 19154-4599